ANNUAL INFORMATION FORM

For the Year Ended December 31, 2022

Dated as at March 23, 2023

Suite 501 -543 Granville Street

Vancouver, British Columbia V6C 1X8

Canada

Tel: 604.688.6390

Fax: 604.688.1157

Email: info@EMXroyalty.com

Website: www.EMXroyalty.com

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form ("AIF") is as of December 31, 2022.

Currency and Exchange Rates

In this AIF, all references to "Canadian dollars" and to "C$" are to Canadian dollars, references to "U.S. dollars" and to "US$" are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

YEAR ENDED DECEMBER 31
	2022	2021	2020
End of period	1.3544	1.2697	1.2741
High for the period	1.3856	1.2926	1.4529
Low for the period	1.2451	1.2046	1.2718
Average for the period	1.3013	1.2535	1.3411

The Bank of Canada noon buying rate on March 23, 2023, for the purchase of one United States dollar using Canadian dollars was C$1.3671 (one Canadian dollar on that date equalled US$0.7315).

Glossary, Conversions, and Abbreviations

Glossary of Geological and Mining Terms

Assay: a quantitative chemical analysis of an ore, mineral or concentrate to determine the amount of specific elements.

Breccia: a coarse-grained clastic rock, composed of broken rock fragments held together by a mineral cement or in a fine-grained matrix.

CIM: Canadian Institute of Mining and Metallurgy Classification System.

Dacite: an igneous extrusive rock with a felsic (silica rich) chemical composition that is the extrusive equivalent of a granodiorite.

Doré: a mixture of predominantly gold and silver produced by a mine, usually in a bar form, before separation and refining into gold and silver by a refinery.

Epithermal: a hydrothermal mineral deposit formed within about 1 kilometer of the Earth's surface and in the temperature range of 50C to 200C.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without resorting to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Granodiorite: a group of plutonic rocks intermediate in composition between quartz diorite and quartz monzonite.

Hydrothermal: of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution, with or without demonstrable association with igneous processes.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: is defined in NI 43-101 as that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

JORC Code: means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Leach: to dissolve minerals or metals out of rock with chemicals.

Measured mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Metamorphic rock: rock which has been changed from igneous or sedimentary rock through heat and pressure into a new form of rock.

Mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource: is defined in NI 43-101 as a concentration or occurrence (deposit) of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return royalty or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, which sets standards for all public disclosure made of scientific and technical information concerning mineral projects.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

PERC Code: means the Pan-European Code for Reporting of Exploration Results, Mineral Resources and Reserves prepared by the Pan-European Reserves and Resources Reporting Committee.

Plutonic: intrusive igneous rock that is crystallized from magma slowly cooling below the surface of the Earth.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable mineral reserve: is defined in NI 43-101 as the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pyroclastic: pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin.

Schist: a strongly foliated crystalline metamorphic rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. "quartz-muscovite-chlorite schist").

SEDAR: System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

Silicification: the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Strata: layers of sedimentary rock with internally consistent characteristics that distinguish them from other layers.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Conversions

Linear Measurements

1 inch	=	2.54 centimeters
1 foot	=	0.3048 meter
1 yard	=	0.9144 meter
1 mile	=	1.609 kilometers

Area Measurements

1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometers

Units of Weight

1 short ton	=	2000 pounds or 0.893 long ton
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.1023 short tons
1 pound (16 oz.)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz.	=	31.1035 grams
1 troy oz. per short ton	=	34.2857 grams per metric ton

Analytical

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz./short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917

Temperature

Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols

AA	atomic absorption spectrometry
AAR	annual advance royalty
AMR	advance minimum royalty
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
cm	centimeter
C.P.G.	Certified Professional Geologist
CSAMT	Controlled source audio-frequency magnetotellurics
Cu	copper
F	fluorine
FS	feasibility study
°F	degrees Fahrenheit

g	gram(s)
g/t	grams per tonne
Hg	mercury
HSE	high sulphidation epithermal
ICP AES	inductively coupled plasma atomic emission spectroscopy
ICP MS	inductively coupled plasma mass spectroscopy
ICP MS/AAS	inductively coupled plasma mass spectroscopy/atomic absorption spectroscopy
IOCG	iron-oxide-copper-gold
IP	induced polarization
IPO	Initial Public Offering
JORC	Joint Ore Reserves Committee
JV	joint venture
kg	kilogram
km	kilometer
m	meter(s)
Ma	million years ago
Mn	manganese
Mo	molybdenum
Mt	million tonnes
n	number or count
NSR	net smelter returns
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
Pd	palladium
PEA	preliminary economic assessment
PFS	pre-feasibility study
PGE	platinum group element
ppb	parts per billion
ppm	parts per million
Pt	platinum
Q1, Q2, Q3, Q4	first, second, third and fourth financial quarters
QA	quality assurance
QC	quality control
sq	square
Sb	antimony

Tl	thallium
VMS	volcanogenic massive sulfide
Zn	zinc

FORWARD-LOOKING INFORMATION

This AIF may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• production at any of the mineral properties in which the Company has a royalty, or other interest;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;

• expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest; and

• the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the mineral exploration and development properties in which the Company holds a royalty or other interest;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues or obtain adequate financing for their planned exploration and development activities;

• risks related to the ability to finance the development of mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the Company's dependence on third parties for exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty, or other interest;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the properties in which the Company holds a royalty, or other interest and uncertainty of cost estimates related thereto;

• uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to global pandemics and the spread of other viruses or pathogens;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's PFIC status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to reestablish the adequacy of internal control over financial reporting;

• risks related to regulatory and legal compliance and increased costs relating thereto;

• the ongoing operation of the properties in which the Company holds a royalty, or other interest by the owners or operators of such properties in a manner consistent with past practice;

• the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and

• no adverse development in respect of any significant property in which the Company holds a royalty, or other interest.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

CAUTIONARY NOTES REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been disclosed by the Company in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum ("CIM") Classification System based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Historical Estimates. An historical estimate is defined by NI 43-101 as "an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit". NI 43-101 permits disclosure of an historical estimate that does not comply with NI 43-101 using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Mineral Resource and Reserve Disclosures According to an Acceptable Foreign Code. Under NI 43-101, "Acceptable Foreign Code" means the JORC Code, the PERC Code, the SAMREC Code, SEC Industry Guide 7 (now Regulation S-K 1300 as defined below), the Certification Code, or any other code, generally accepted in a foreign jurisdiction, that defines mineral resources and mineral reserves in a manner that is consistent with mineral resource and mineral reserve definitions and categories set out in sections 1.2 and 1.3 of NI 43-101.

NI 43-101 permits an issuer to make disclosure and file a technical report that uses mineral resource and mineral reserve categories of an Acceptable Foreign Code in certain circumstances, if the issuer includes in the technical report a reconciliation of any material differences between the mineral resource and mineral reserve categories used and the categories set out in sections 1.2 and 1.3 of NI 43-101.

As such, in addition to NI 43-101, certain estimates referenced in this AIF have been prepared in accordance with the JORC Code or the PERC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of the Company's mineral properties may not be comparable to similar information made public by Canadian or U.S. reporting companies. For more information, see "Reconciliation to CIM Definitions" below.

Reconciliation to CIM Definitions. In this AIF, EMX has disclosed current mineral reserve and mineral resource estimates as well as certain historical estimates covering royalty properties that are not based on CIM definitions, but are based on Acceptable Foreign Code or in reliance on the "historical estimates" provisions of NI 43-101. In each case, the estimates reported in this AIF are based on estimates disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates. Accordingly, EMX is not able to definitively reconcile these estimates with that of CIM definitions.

However, with respect to the Acceptable Foreign Codes used in this AIF, EMX believes that while the CIM definitions are not identical to those of the JORC Code or the PERC Code, the mineral resource and mineral reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar mineral reserve and mineral resource estimates.

With respect to the "historical estimates", the prescribed disclosure is included in this AIF in the relevant property descriptions or in Appendix "B", as applicable.

With respect to United States investors, there are two important provisos to this assertion, being (i) SEC Industry Guide 7 prohibited the reporting of mineral resources, and only permitted reporting of mineral reserves, and (ii) it is now generally accepted practice that the SEC expects to see metals prices based on historical three year average prices, while each of CIM and the other JORC Code or the PERC Code permits the author of a mineral resource or mineral reserve estimate to use his or her discretion to establish reasonable assumed metal prices.

CAUTIONARY NOTES TO UNITED STATES INVESTORS

Regulation S-K 1300 Replacement of SEC Industry Guide 7. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"). The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act ("Regulation S-K 1300"). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the Regulation S-K 1300 and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this Annual Report and the documents incorporated by reference herein and therein, may not be comparable to similar information disclosed by U.S. reporting companies.

Under Regulation S-K 1300, the SEC recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the owner or operator prepared the mineral reserve or mineral resource estimates under the standards of Regulation S-K 1300.

SEC Industry Guide 7 Estimates Prepared Before Implementation of Regulation S-K 1300. For earlier reserve estimates of U.S. reporting companies prepared in accordance with SEC Industry Guide 7 (i.e., before a fiscal year commencing on or after January 1, 2021), Canadian standards, including NI 43-101, differ significantly from the requirements under SEC Industry Guide 7, and mineral reserve and mineral resource information may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resources" does not equate to the term "reserves". Under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards did not normally permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" in documents filed with the SEC in compliance with SEC Industry Guide 7.

Inferred Mineral Resources. U.S. investors are cautioned that "inferred mineral resources" have a lower level of confidence than that applying to "indicated mineral resources" and cannot be directly converted to a "mineral reserve". Qualified persons have determined that is reasonably expected that the majority of the reported "inferred mineral resources" could be upgraded to "indicated mineral resources" with continued exploration. Under Canadian rules,  "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

Reconciliation to CIM Definitions

In this AIF, EMX has disclosed current and historical resource and reserve estimates covering royalty properties that are not based on CIM definitions. In each case, the mineral resources and mineral reserves reported in this AIF are based on estimates disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates. Accordingly, EMX is not able to reconcile these resource and reserve estimates with that of CIM definitions.

While the CIM definitions are not identical to those of the JORC Code or the PERC Code (being the Acceptable Foreign Codes used in this AIF), the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. However there are two important provisos to this assertion, being (i) SEC Industry Guide 7 prohibits the reporting of resources, and will only permit reporting of reserves, and (ii) it is now generally accepted practice that the SEC expects to see metals prices based on historical three year average prices, while each of CIM and the other JORC Code or the PERC Code permits the author of a resource or reserve estimate to use his or her discretion to establish reasonable assumed metal prices.

CORPORATE STRUCTURE

Name, Address and Incorporation

EMX Royalty Corporation (the "Company" or "EMX") is a British Columbia company incorporated in Alberta on May 13, 1996 as Marchwell Capital Corp. and continued into British Columbia on September 21, 2004 and became subject to the Business Corporations Act (British Columbia).

On November 24, 2003, Marchwell underwent a reverse take-over by Southern European Exploration Ltd., which was incorporated in the Yukon Territory on August 21, 2001. On November 23, 2003, Marchwell changed its name to Eurasian Minerals Inc. On July 19, 2017, Eurasian changed its name to EMX Royalty Corporation to better reflect its business.

EMX is a reporting company under the securities legislation of British Columbia and Alberta. Its common shares without par value ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American Exchange ("NYSE American") under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

The Company's corporate office is located at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada and its telephone number is 604-688-6390. The Company's registered and records offices are located 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

The Company's technical office is located at 10001 W. Titan Road, Littleton, Colorado 80125, United States of America, and its telephone number is 303-973-8585.

Inter-corporate Relationships

A majority of the Company's business is carried on through its various subsidiaries. The following table illustrates the Company's material subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by the Company:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
EMX - NSW1 PTY LTD.	Australia	100%
EMX Broken Hill PTY LTD.	Australia	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Royalty Madencilik Anonim Sirketi	Turkey	100%
EMX Scandinavia AB (formerly Eurasian Minerals Sweden AB)	Sweden	100%
Viad Royalties AB	Sweden	100%
EV Metals AB	Sweden	100%
EMX Finland OY	Finland	100%
EMX Norwegian Services AS	Norway	100%
EMX Chile SpA	Chile	100%
Minera Tercero SpA	Chile	50%

DESCRIPTION OF THE BUSINESS

OVERVIEW

EMX is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 268 properties in North America, Europe, Turkey, Latin America and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	155
Royalty Generation Properties	96

STRATEGY

EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's 19-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to world class discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

Specialized Skill and Knowledge

All aspects of EMX business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration and royalty industry is intense. EMX competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of royalty and mineral property interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power - all of which are readily available on or near its properties - EMX does not require any raw materials with which to carry out its business.

Intangible Property

EMX does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

EMX's business model is diversified in order to address impacts from commodity prices and business cycles, however, its business is not seasonal.

Economic Dependence

EMX's business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that EMX's business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of EMX's exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, EMX expects this evolution (which affects most mineral exploration and royalty companies) might result in increased costs.

Employees

At its financial year ended December 31, 2022, EMX had 40 employees and consultants working at various locations throughout the world.

Foreign Operations

EMX's mineral property interests are located in the North America, Fennoscandia, Australia, and Latin America, as well as in areas traditionally considered to be risky from a political or economic perspective, including Serbia, Turkey, and Haiti.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against EMX within the three most recently completed financial years or the current financial year.

Material Reorganizations

Except as disclosed under the heading "Three Year History", there has not been any material reorganization of EMX or its subsidiaries within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

EMX has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

EMX is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and Stakeholder Engagement Strategy (the "Policies"). EMX ensures these Policies are made known to all its managers, staff, contractors and exploration and joint venture partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its exploration and joint venture partners to adopt the same Policies.

1. Environmental Policy

The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

EMX will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2. Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders on whom the Company's exploration and development programs may impact is considered an important part of the long-term investment that the Company is planning in its exploration programs in North America, Turkey, Europe, Haiti, Australia, and Latin America.

  EMX recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:
  communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;
  inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and
  identify any vulnerable or marginalized groups within the affected communities (e.g., women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, EMX will work actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.

3. Labour, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long-term success of the Company.

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with Performance Standards 2, Labor and Working Conditions of the International Finance Corporation, a member of the World Bank Group.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labour, health and safety and good international industry practices are implemented and maintained by EMX, including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labour or forced labour.

The Company's aim is at all times to achieve zero lost-time injuries and fatalities.

4. Development Stage Environmental and Social Management Policy

EMX will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

RISKS AND UNCERTAINTIES

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of EMX's business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines.  Certain operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.

The properties on which the Company holds a royalty or other interest are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a property on which the Company has a royalty or other interest, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company's securities as well as the Company's reputation.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators will result in profitable commercial mining operations.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the properties not receiving an adequate return on invested capital.  Accordingly, there can be no assurance the properties on which the Company has a royalty or other interest which are not currently in production will be brought into a state of commercial production.

Conditions to be Satisfied Under Certain Agreements

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility or other studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

Markets

The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined, respectively.

No Control over Mining Operations

The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation or development of any property on which it has a royalty or other interest.

The Company will not be entitled to any material compensation if any of the operations do not meet their forecasted gold or other production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The properties may not commence commercial production within the time frames anticipated, if at all, or they may not meet ramp-up targets or complete expansion plans, and there can be no assurance that the gold or other production from such operations will ultimately meet forecasts or targets. At any time, any of the operators of the mining operations or their successors may decide to suspend or discontinue operations or may sell or relinquish operations, which may result in royalties or other monies not being paid or obligated to be paid to the Company.

The Company is subject to the risk that the any property or operation may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, nationalization or expropriation of property and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company's assets may not be recoverable if the mining companies operating the counterparty cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the property or operation becoming uneconomic resulting in their shutdown and closure.

Reliance on Third Party Reporting

The Company relies on public disclosure and other information regarding the properties or operations it receives from the owners, operators and independent experts of such properties or operations, and certain of such information is included in this document. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties or operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties or operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company.

Unknown Defects or Impairments in EMX's Royalty or Other Interests

Unknown defects in or disputes relating to the royalty and other interests EMX holds or acquires may prevent EMX from realizing the anticipated benefits from its royalty and other interests and could have a material adverse effect on EMX's business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying value of EMX's royalty and other interests and could result in impairment charges. While EMX seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and other interests EMX acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which EMX holds or seeks to acquire a royalty or other interest, is a complex matter, and is subject to the application of the laws of each jurisdiction, to the particular circumstances of each parcel of a mining property and to the documents reflecting the royalty or other interest.

Similarly, royalty and other interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. EMX often does not have the protection of security interests over property that EMX could liquidate to recover all or part of EMX's investment in a royalty or other interest. Even if EMX retains its royalty and other interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact EMX.

Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations

EMX's royalty and other interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing EMX's royalty and other interests may interpret EMX's interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and EMX could be forced to take legal action to enforce its contractual rights. EMX may not be successful in enforcing its contractual rights, and EMX's revenues relating to any challenged royalty or other interests may be delayed, curtailed or eliminated during any such dispute or if EMX's position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

• the existence or geographic extent of the royalty or other interest;

• methods for calculating the royalty or other interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;

• third party claims to the same royalty interest or to the property on which EMX has a royalty or other interest;

• various rights of the operator or third parties in or to the royalty or other interest;

• production and other thresholds and caps applicable to payments of royalty or other interests;

• the obligation of an operator to make payments on royalty and other interests; and

• various defects or ambiguities in the agreement governing a royalty and other interest.

Revenue and Royalty Risks

EMX cannot accurately or reliably predict future revenues or operating results from mining activity. Management expects future revenues from the Timok Project in Serbia, Leeville royalty property in Nevada, Caserones royalty in Chile, and Gediktepe royalty in Turkey, to fluctuate depending on the level of future production and metal prices. For the Leeville property in particular, there is also a risk that the operator may cease to operate in the Company's area of interest. Accordingly, there can be no assurance that royalty payments will continue or materialize and be received by the Company from either property.

EMX also earns or is due additional revenues including stages option payments, advanced annual royalty payments, management or operator fees, and anti-dilution provisions within various property agreements. There is a risk that any of these payments will be received and timing of any receipts may fluctuate. Further, certain payments may be dependent on milestone conditions, or the value may be based on certain market conditions including metal prices, or market price of equity interests received. At the time of entering into an agreement, management cannot reasonably estimate the value of these future receipts.

Royalty Operation and Exploration Funding Risk

EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Fluctuating Metal Prices

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from mining operations to be impracticable. Factors beyond the control of the Company have a direct effect on global metal prices, which can and have fluctuated widely, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties and the properties on which it holds royalties. Consequently, the economic viability of any of these projects and EMX's or the operator's ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has, and believes the operators of properties on which it holds royalty interests have, obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or the project operator's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX and such operators may be required to compensate those suffering loss or damage by reason of their mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Foreign Countries and Political Risks

The Company operates in and holds royalties on properties in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or holds royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.

Natural Disasters, and Impact and Risks of Epidemics

Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impact on global commerce has been far-reaching. There has been stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including (in 2020) the temporary suspension of mining activities and mine development, and the global movement of people and some goods has been restricted. There is ongoing uncertainty surrounding COVID-19 and its variants and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company's royalties, on the operations of its partners, on its employees and on global financial markets. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company's assets, both financial and non-financial.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including currently, novel COVID-19 pandemic as discussed above. A significant new outbreak or continued outbreaks of COVID-19, its variants and other infectious diseases, could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company's business and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company's operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of EMX's projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, there may be a severe impact on the Company's ability to raise additional funds through equity issues.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

Any estimates for the properties in which the Company has a royalty or other interest, including historical estimates, may not be correct. The figures for mineral resources and mineral reserves, or historical estimates, are estimates only and no assurance can be given that the estimated mineral resources and mineral reserves, or historical estimates, will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.

Competition

EMX competes with many companies that have substantially greater financial and technical resources for project acquisition and development, as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to explore for and exploit mineral properties is a very detailed and time-consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims and defects could have a material adverse impact on the Company's operations.

Currency Risks

The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of funds available and work conducted.

Insured and Uninsured Risks

In the course of exploration, development and operation of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and result in the decline in value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work for the Company.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Changes in Climate Conditions and Legislation

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state or provincial, and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.

In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.

The physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

● sea level rise:  changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce and products from operations to world markets;

● extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt mining operations. Extended disruptions to supply lines could result in interruption to production;

● resource shortages: mining operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently.  In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at mining operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have a material and adverse effect on the mining operations in which the Company has an interest and their profitability.

Key Personnel Risk

EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the corporate laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the Company. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource industry companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

United States ("U.S.") investors in Common Shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company ("PFIC") under United States tax laws for the financial year ending December 31, 2022 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's ownership of Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders.

For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a "PFIC Annual Information Statement" as described in United States Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-Venture exchanges. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.

Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. While the design of any system of controls is to provide reasonable assurance of the effectiveness of disclosure controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be prevented or detected. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We have reported a control deficiency in this AIF, and may potentially in the future discover, areas of internal control over financial reporting that may require improvement. The control deficiency that resulted in our reported material weakness was related to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process.  Whenever such a control deficiency is determined to exist, we could incur significant costs in remediation efforts implementing measures designed to ensure that the control deficiencies contributing to a material weakness are remediated. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, whether as a result of a newly- determined deficiency or because remediation efforts are ongoing, or if our independent auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Information Systems and Cyber Security

The Company's information systems, and those of its counterparties under royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks.  Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties. The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the royalty agreements, protect networks, equipment, information technology ("IT") systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.

The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches in the history of the Company, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Any future significant compromise or breach of the Company's data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company's reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Activist Shareholders

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company's reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company's management and Board, which could have an adverse effect on the Company's business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company's business and future operations. This type of activism can also create uncertainty about the Company's future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company's business, future operations, profitability and the Company's ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its Directors, officers and employees are perceived by others, reputational loss could have a material adverse impact on the Company's financial performance, financial condition, cash flows and growth prospects.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Financial Year Ended December 31, 2020

In January 2020 EMX completed the transfer of its Balya polymetallic royalty property in Turkey from Dedeman Madencilik San. ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. a private Turkish company that operates 40 mines and eight processing plants, and is one of Turkey's leading producers of raw materials and base metals. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya royalty property. EMX retains a 4% NSR royalty on the property that is uncapped and cannot be repurchased. Dedeman commenced pilot-scale production in 2015; and reached an agreement to sell the property and mining facilities to Esan in late 2019. As part of the transaction, EMX executed a revised royalty agreement with Esan that provides for the blending of materials mined from the Esan property and EMX's royalty property and provides detailed guidelines regarding royalty payment calculations.

On February 10, 2020, EMX entered into an agreement with Akkerman Exploration B.V., a private Netherlands company, to acquire a 2% NSR royalty on various exploration licenses totalling just over 1,000 hectares (the "Kaukua Royalty") in Finland.  The Kaukua Royalty was acquired from Akkerman by EMX for C$125,000 and the issuance of 52,000 Common Shares. EMX's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped and cannot be repurchased.

On February 13, 2020 the Company executed an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited, a publicly traded company listed on the Australian Securities Exchange, focused on battery metal assets in Fennoscandia. The Agreement provides EMX with an equity interest in Pursuit, a 3% NSR royalty on each project, and other considerations including AAR and milestone payments. Pursuit may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied.

On February 14, 2020 EMX closed a US$ 3.79 million strategic investment in Ensero Holdings, Inc., a privately held Delaware corporation. EMX's investment in Ensero provides for positive cash flow to EMX from dividend and other payments totalling US$ 8.54 million over seven years and a 7.5% equity position, as well as the basis for a strategic alliance to identify mineral properties for acquisition, reclamation, and subsequent sale.

On February 27, 2020 the Company executed an agreement for the sale of the Tomtebo and Trollberget polymetallic projects in Sweden to District Metals Corp. The agreement provided EMX with an initial 9.9% equity interest in District, AAR payments, 2.5% NSR royalty interests in the projects, and other consideration.

On March 19, 2020 EMX entered into an agreement to purchase net smelter returns royalty interests covering 18 properties in Chile from Revelo Resources Corp. for US$ 1,162,000. The agreement included a provision for Revelo to repay a loan due to EMX totalling approximately US$ 369,907.

On March 30, 2020, the Company executed an option agreement for the Antelope gold project in Nevada with Hochschild Mining PLC. The Agreement provides EMX with work commitments and cash payments during Hochschild's earn-in period, and upon earn-in, a 4% NSR royalty, AAR payments, and milestone payments. Pursuant to the agreement, Hochschild can earn 100% interest in the project by: (a) making option payments totalling US$ 600,000; (b) completing US$ 1,500,000 in exploration expenditures before the fifth anniversary of the Agreement; and (c) reimbursing EMX the previous year's holding costs.

On April 6, 2020 the Company executed three separate option agreements for the Erickson Ridge, South Orogrande, and Robber Gulch gold projects in Idaho with Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL). The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period for each given project, and upon earn-in, a 3.5% net smelter return royalty, AAR payments, and milestone payments. Pursuant to each agreement, Gold Lion can exercise its option to earn 100% interest in a given project by: (a) making option payments totalling US$ 600,000 to EMX, (b) delivering a total of 950,000 shares of Gold Lion to EMX, and (c) completing US$ 1,500,000 in exploration expenditures before the fifth anniversary of the agreement.

On May 18, 2020 EMX executed an amendment to its Option Agreement with Sienna Resources Inc., originally signed in December 2017 for the Slättberg nickel-copper-cobalt-PGE (Ni-Cu-Co-PGE) project in southern Sweden. Under the amended agreement Sienna can earn a 100% interest in the Kuusamo Project in Finland, subject to a 3% NSR royalty to EMX by: (a) Issuing an additional 500,000 shares of Sienna to EMX upon execution of the amendment agreement; (b) Spending a minimum of C$ 250,000 on exploration and project advancement over the next two years; (c) Reimbursing EMX for its acquisition costs and expenses related to the Kuusamo project; and (d) Issuing 1,500,000 additional shares of Sienna to EMX at the end of the two year option period. If Sienna satisfies the conditions of the option agreement and elects to acquire the project, EMX will receive AAR payments of US$ 25,000 commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$ 5,000 per year until reaching a cap of US$ 75,000 per year.

On June 4, 2020 the Company executed a purchase agreement to acquire a portfolio of royalty and property interests from Canadian prospector and entrepreneur Perry English for C$ 3 million. The portfolio consists of over 60 properties, including 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests. The portfolio may generate cash flow to EMX from option payments of more than C$ 2.5 million over the next three and a half years, as well as share-based payments valued at approximately C$ 800,000 using market prices current at the time of the transaction. Based on the valuation at the time of the transaction, EMX's investment will pay for itself, with the Company retaining upside from NSR royalty interests that range from 0.75% to 2.5% on the 39 optioned projects.

On August 11, 2020 EMX executed of an option agreement for the Løkken and Kjøli polymetallic projects in Norway and the Southern Gold Line properties in Sweden with New Dimension Resources ("NDR") (name changed to Capella Minerals Limited November 10, 2020, TSX-V: CMIL). The agreement provides EMX with up to a 9.9% equity interest in NDR (CMIL), AAR payments, 2.5% NSR royalty interests in the projects, and other consideration.

On September 4, 2020 the Company executed an exploration and option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty Ltd ("MPL"), a private Australian company. The agreement provides EMX with cash, work commitments, AAR payments, and a 2.5% NSR royalty interest in the project, as well as other consideration.

On October 21, 2020 EMX executed another amendment to its option agreement with Sienna Resources Inc., originally entered into in December, 2017. The amendment adds EMX's Bleka and Vekselmyr projects in southern Norway to the option agreement, whereby Sienna will enter a two-year option period to acquire 100% interest in the Norway projects by satisfying work commitments and making payments of cash and equity to EMX, with EMX retaining 3% net smelter returns royalty interests upon Sienna's earn-in. Sienna can earn a 100% interest in the Bleka and Vekselmyr projects by: (a) Issuing an additional 500,000 shares of Sienna to EMX upon execution of the amended Agreement; (b) Spending a minimum of C$ 250,000 per year on exploration on the projects over the next two years; (c) Reimbursing EMX for its acquisition costs and expenses related to the Bleka and Vekselmyr projects; and (d) Issuing 1,500,000 additional shares of Sienna to EMX at the end of the two-year option period. If Sienna satisfies the earn-in conditions of the agreement and elects to acquire the projects, EMX will receive AAR payments of US$ 25,000 for each property commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$ 5,000 per year until reaching a cap of US$ 75,000 per year.

On November 24, 2020 EMX executed a purchase agreement for a portfolio of royalty and property interests from Frontline Gold Corporation (TSX-V: FGC) for C$ 800,000, which will be paid 50% in cash and 50% in shares of EMX. The portfolio consists of 41 legacy claims (totalling approximately 6,100 hectares), distributed over four properties (Gullrock Lake, Duchess, Red Lake, and Tilly) in the Red Lake mining district, Ontario, which are currently operated by Pacton Gold Inc.

On December 11, 2020 the Company acquired ownership of 1.2 million common shares (representing 17.01% of the outstanding shares) of Daura Capital Corp. ("Daura) The shares were acquired for investment purposes pursuant to a private placement under the prospectus exemption set out in section 2.3 [Accredited investor] of National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators at a price of C$0.15 per share for the total consideration of C$180,000.

Financial Year Ended December 31, 2021

On January 22, 2021, EMX optioned the Flåt, Bamble and Brattåssen nickel-copper-PGE-cobalt projects in Norway, and the Mjövattnet and Njuggträskliden nickel-copper-PGE-cobalt projects in Sweden, to Martin Laboratories EMG Limited, a private UK based company. The Agreement provides EMX with an equity interest in Martin, a 2.5% NSR royalty on each project, and other considerations including AAR and milestone payments. Martin may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied.

In a February 11, 2021, news release the Company announced the commencement of development construction carried out by its operating partner Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. on the Balya lead-zinc-silver royalty property in western Turkey. EMX originally acquired the mineral rights to the Balya project via its exploration programs in Turkey, and then subsequently sold the project to a partner company for further advancement and development, with EMX retaining a 4% NSR royalty.

On March 1, 2021, EMX filed on SEDAR a technical report, "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated February 26, 2021, prepared by Mineral Resource Management LLC.

On March 16, 2021, EMX through its subsidiary Bronco Creek Exploration Inc. ("Bronco Creek"), optioned the Red Top, Ripsey West, and Miller Mountain projects in North America to Zaya Resources, Ltd., a wholly owned subsidiary of Zacapa Resources Ltd. ("Zacapa"), a privately held British Columbia corporation. The exploration and option agreement provides EMX with a 9.9% equity interest in Zacapa, a 2.5% production royalty for Red Top and Ripsey West, a 3.5% production royalty for Miller Mountain, and for each project advance royalty and milestone payments.

On March 19, 2021, the Company executed an asset purchase agreement with GLR. Pursuant to the Agreement, GLR acquired 100% interests in the Oijärvi Gold Project in central Finland and Solvik Gold Project in southern Sweden from Agnico for staged payments over three years totalling US$ 7 million in cash, US$ 1.5 million in GLR shares, and US$ 1.5 million in shares of EMX. Agnico retained a 2% NSR royalty on the projects, 1% of which may be purchased at any time by EMX for US$ 1 million. EMX will receive additional share and cash payments from GLR for the US$ 1.5 million of Common Shares issued to Agnico over the course of the Agreement.

On March 25, 2021, the Company entered into an agreement with GLR to transfer EMX's newly acquired exploration reservation in Finland's Oijärvi greenstone belt to Gold Line. EMX retained a 3%, 1% of which can be repurchased, and will be reimbursed its acquisition expenses in addition to other consideration. The Oijärvi Extension will be added as an additional property under the terms of EMX's 2019 agreement with GLR.

On April 14, 2021, EMX executed an option agreement for the Copper Warrior project in Utah with Warrior Metals Inc. a Utah corporation and wholly-owned subsidiary of American West Metals Limited (ASX: AW1). The Agreement provides EMX with cash and share payments, as well as work commitments during Warrior Metals' earn-in period. Upon earn-in, EMX will retain a 2% NSR royalty and receive increasing AAR payments.

On April 23, 2021, EMX filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S Securities and Exchange Commission to enable the Company to make offerings of up to C$200 million of common shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Shelf Prospectus and Registration Statement remain valid.

On July 20, 2021, EMX executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp ("District"). The agreement provides the Company with additional share equity in District (bringing EMX's ownership of District to 9.9%), AAR payments, a 2.5% NSR royalty interest in the project, and other consideration.

On July 30, 2021, EMX filed on SEDAR an amended and restated Timok Project Technical Report entitled: "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated July 21, 2021 and with an effective date of December 31, 2020 prepared by Mineral Resource Management LLC.

On August 16, 2021, the Company entered into an agreement to acquire an effective 0.418% NSR royalty on the Caserones Copper-Molybdenum Mine located in Chile.  Caserones is a significant porphyry copper-molybdenum mining operation in a top tier mining jurisdiction. The Caserones acquisition brings immediate cashflow to EMX's portfolio. To purchase the Caserones Royalty, EMX formed a 50%-50% partnership with Altus Strategies Plc (AIM: ALS, TSX-V: ALTS and OTCQX: ALTUF) to acquire an effective 0.836% NSR royalty for US$68.2 million. EMX and Altus each control an effective 0.418% NSR royalty interest and are each responsible for US$34.1 million of the total purchase price.

On August 16, 2021, the Company entered into a Credit Agreement (the "Credit Agreement") with Sprott Private Resource Lending II, LP. The Credit Agreement will increase the Company's current proposed US$10 million credit facility with Sprott, in connection with the Company's US$44 million to include financing for the Caserones Royalty acquisition.

On August 27, 2021, EMX executed an option agreement to sell five battery metals projects in Sweden to Swedish Nickel Pty. Ltd., a wholly owned subsidiary of Bayrock Resources Limited. Bayrock is an Australian unlisted public company with a pre-existing nickel mining asset in Sweden. In return for the projects, the Agreement provides EMX with up to a 6% equity interest in Bayrock, AAR payments, 3% NSR royalty interests, work commitments and other consideration.

On October 21, 2021, the Company closed the acquisition of a portfolio of royalty interests and deferred payments from SSR Mining Inc. The SSR royalty portfolio consists of 15 (previously disclosed as 16, but the Company now considers Gediktepe to be one royalty covering both the oxide phase as well as the sulfide phase) geographically diverse base and precious metals royalties. In addition to the producing royalty at the Gediktepe mine in Turkey, there are four advanced-stage royalty projects in Turkey, Peru, Chile and Argentina, and 10 early-stage royalties in Mexico, Canada, Chile, Argentina and the United States. The Company may also receive US$18 million in future cash payments (US$2.5 million received in Q4 of 2021) associated with two properties in South America.  EMX has paid US$33 million in cash and issued 12,323,048 Common Shares valued at US$32.5 million to SSR to acquire the royalty portfolio. SSR now owns an approximate 12% undiluted equity interest in EMX. EMX will also make deferred and contingent payments to SSR of up to US$34 million if certain project advancement milestones are achieved associated with the Yenipazar project in Turkey.

On November 5, 2021, the Company closed the first tranche of its C$21.45 million private placement of 6.5 million units by the issuance of 6,337,347 units at C$3.30 each for gross proceeds of C$20,913,245. The units consisted of one common share of the Company and one-half of one transferable warrant. Each whole warrant entitles the purchase until November 5, 2023, of one common share at C$4.00 until November 5, 2022, and C$ 4.50 thereafter. EMX paid 6.0% cash commissions and issued that number of non-transferable compensation warrants equal to 6.0% of the number of units sold to investors introduced by certain finders. All of EMX's directors, as well as certain officers, purchased units in the first tranche. Each of their subscriptions constituted a 'related party transaction' under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

On November 15, 2021, the Company optioned four precious metals projects located in Idaho and Nevada to Hochschild Mining PLC ("Hochschild"). The agreements provide EMX with work commitments and cash payments during Hochschild's earn-in period, and upon earn-in for a given project, a 4% NSR royalty, AAR payments, and milestone payments.

On November 16, 2021, the Company closed the second (final) tranche of its private placement of 6.5 million units at C$3.30 each for gross proceeds of C$21,450,000. Under the second tranche, the Company issued 162,653 units, with each unit consisting of one common share of the Company and one-half of one transferable warrant. Each whole warrant entitles the purchase until November 5, 2023, of one common share at C$4.00 until November 5, 2022 and C$4.50 thereafter. EMX paid a commission of C$3,960 and issued 1,200 compensation warrants to Raymond James Ltd. Each compensation warrant entitles the purchase until November 17, 2022, of one common share of the Company for C$3.50. Certain directors and officers of the Company purchased units in the second tranche. Each of their subscriptions constituted a 'related party transaction' under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

On November 23, 2021, the Company received a scheduled payment of US$2.25 million for the Berenguela silver-copper project in Peru from Aftermath Silver Ltd. EMX's interest in Berenguela resulted from its acquisition of a portfolio of royalty interests and payments from SSR Mining Inc.

On December 17, 2021 the Company announced that it will deliver a Notice of Arbitration to Zijin Mining Group Ltd. and its wholly owned subsidiary, Nevsun Resources Ltd. pursuant to the Net Smelter Returns Royalty Agreement dated March 16, 2010 by and between Reservoir Capital Corp. (of which Nevsun is a successor in interest), and Euromax Resources Ltd (of which EMX is the acquirer of Euromax Resources Ltd's royalty interest)  in order to preserve EMX's rights with respect to its royalty interests. Subsequently, on January 27, 2022, the Company announced that the Notice of Arbitration to Zijin had been suspended, and that discussions had commenced with the goal of reaching a mutually acceptable resolution.

Financial Year Ended December 31, 2022

In a January 4, 2022 news release, the Company announced results from a completed geochemical survey conducted at EMX's 100% owned Mt Steadman and Yarrol gold projects in central Queensland, Australia. A total of 895 samples were collected, with results including 2.17 ppm gold in a new target area at Mt Steadman. Results from the Yarrol project also delineated several robust gold-in-soil anomalies, as well as a new target area with high levels of cobalt and nickel in rock chip samples.

In a January 25, 2022 news release, EMX announced that it had entered into an amendment to extend the term of the US$44,000,000 credit facility (the "Sprott Credit Facility") entered with Sprott Private Resource Lending II (Collector), LP ("Sprott") to December 31, 2024 in consideration for the payment of an amount equal to 1.5% of the outstanding principal amount of the Sprott Credit Facility. EMX amended the voluntary prepayment rights under the Sprott Credit Facility to permit the prepayment of up to US$10,000,000 of the principal amount of the Sprott Credit Facility at any time on or after June 30, 2023, and was permitted to the prepayment of the remaining principal amount of the Sprott Credit Facility at any time on or after June 30, 2024. EMX had entered into an amendment to the postponement agreement between EMX, Sprott and SSR Mining Inc. ("SSR") to permit the prepayment of the VTB Note (US$7,850,000 principal amount owed to SSR) prior to the repayment of the Sprott Credit Facility, provided that no event of default had occurred or was continuing under the Sprott Credit Facility.

On January 26, 2022, EMX through its subsidiary Bronco Creek executed an exploration and option agreement for the sale of the Robber Gulch gold project in Idaho to Ridgeline Exploration Corporation, a wholly-owned subsidiary of Ridgeline Minerals Corp. ("Ridgeline"). The Agreement provides EMX with cash payments, share payments, and work commitments during Ridgeline's earn-in period, and upon earn-in a retained 3.25% NSR royalty interest, annual advance royalty payments, and certain milestone payments. Robber Gulch, located 30 kilometers south of Burley, Idaho, consisting of 117 unpatented lode mining claims covering approximately 9.3 square kilometers, is a Carlin-style gold property acquired by EMX in 2019 and then optioned to a third party in 2020 and reverted back to 100% EMX control in Q3, 2021.

On January 27, 2022, the Company suspended the filing of its Notice of Arbitration to Zijin Mining Group Ltd and its wholly owned subsidiary, Nevsun Resources Ltd. pursuant to the Net Smelter Returns Royalty Agreement dated March 16, 2010, by and between Reservoir Capital Corp. (of which Nevsun is a successor in interest), and Euromax Resources Ltd (EMX is the acquirer of Euromax Resources Ltd's royalty interest).

On February 10, 2022, EMX through its subsidiary Bronco Creek executed an Assignment and Assumption agreement as well as a Royalty Agreement for transfer of EMX's Arizona State Exploration Permit, that consists of one State of Arizona Exploration Permit totaling 158 acres and covers a portion of the Parks Salyer copper target, to Cactus 110 LLC, a wholly-owned subsidiary of Arizona Sonoran Copper Company, Inc. The Agreements provided EMX with a one-time cash payment for the assignment of its rights under a State of Arizona Exploration Permit as well as a 1.5% NSR royalty interest, work commitments, annual advance royalty payments, and certain milestone payments.

On February 14, 2022, EMX executed an agreement to sell its Mo-i-Rana volcanogenic massive sulfide project in Norway to Mahvie Minerals AB ("Mahvie"), a private Swedish Company. The agreement provided EMX with a 9.9% equity interest in Mahvie, annual advance royalty payments, 2.5% NSR royalty interests, work commitments, and other considerations. The project was acquired by EMX in 2021, and over 200 mines and prospects are located within the Mo-i-Rana project area.

On February 18, 2022, EMX announced that its wholly owned subsidiary, Bullion Monarch Mining, Inc., ("Bullion") had reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin trend, Nevada. Bullion initiated litigation in 2008 before it was acquired by EMX in 2012. Pursuant to the settlement, Barrick paid Bullion US$25 million, of which US$6.175 million was owed as payment of the contingency fee to Bullion's Reno, Nevada lawyers.

On April 14, 2022, EMX announced that it acquired an additional 0.3155% Net Smelter Return ("NSR") royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for US$25.74 million. Combined with EMX's 0.418% NSR interest acquired in August 2021, EMX owns an effective 0.7335% NSR royalty. To finance the purchase of the additional NSR royalty, EMX agreed to complete a private placement with Franco-Nevada Corporation for proceeds to the Company of C$12.58 million. As a result, Franco-Nevada Corporation owns approximately 3.5% of the issued and outstanding Common Shares of EMX on an undiluted basis. Operated by SCM Minera Lumina Copper Chile SpA ("MLCC"), which is owned by JX Nippon Mining & Metals Corporation ("JX Nippon"), the Caserones open pit mine is developed upon a significant porphyry copper-molybdenum deposit in the Atacama Region of the northern Chilean Andean Cordillera.

On April 20, 2022, EMX announced its strategic investment in purchasing an additional one million shares as part of a US$17.5 million financing completed by Premium Nickel Resources Corporation ("PNR"), a private Canadian company advancing nickel-copper-cobalt and platinum group element projects in Botswana, at US$2.00 per share. Prior to this purchase, EMX had owned 5,412,702 shares or 6.3% of the issued and outstanding shares of PNR. Following completion of the purchase, EMX owns 5,704,987, representing roughly 5%.

April 29, 2022, options to acquire an aggregate 1,859,500 Common Shares, exercisable at a price of C$2.56 per share for a period of five years, were granted by the Company to officers, directors, employees and consultants of the Company. In addition, EMX also granted an aggregate of 520,000 restricted shares units to acquire Common Shares with a 3-year cliff vesting provision to officers, directors, and key employees, subject to any applicable stock exchange approvals and satisfaction of vesting requirements.

On May 24, 2022, EMX through its subsidiary Bronco Creek executed an exploration and option agreement for the sale of Richmond Mountain LLC, the owner of the Richmond Mountain gold project to Stallion Gold Corp. (the "Stallion"). The Agreement provided EMX with cash payments and work commitments during Stallion's earn-in period, and upon earn-in a retained 4% NSR royalty interest, annual advance royalty payments, and certain milestone payments. Richmond Mountain is a Carlin-style gold project located in the Eureka district of central Nevada.

On June 15, 2022, EMX acquired ownership of 7,924,106 common shares (representing 7.25% of the outstanding shares) of Norra Metals Corp. The new acquisition rendered EMX ownership of and control over 13,695,106 common shares of Norra (representing 12.53% of Norra's outstanding common shares). The acquisition was made pursuant to a property sale agreement with Norra executed in December 2018.

In a June 21, 2022 news release, EMX announced drill results from its Hardshell royalty property at a new exploration target named the Peake prospect, which is part of South32 Limited's Hermosa project in southeast Arizona. EMX retained a 2% NSR royalty on Hardshell, that, optioned in 2015 and organically generated by EMX wholly owned subsidiary Bronco Creek, is uncapped nor subject to buy down.

On July 5, 2022, Geoff Smith was appointed to the Board of Directors of the Company, EMX also announced that its Board of Directors approved the grant of 100,000 incentive stock options at a price of C$2.45 per share, expiring on July 5, 2027 to Mr. Smith pursuant to the Company's Stock Option Plan.

On July 6, 2022, EMX announced that it had repaid in full the US$7.85 million vendor take back note issued to SSR on October 21, 2021. The total repayment made by EMX, including all principal and interest, was US$8.36 million.

On July 13, 2022, EMX announced the achievement of commercial production for oxide gold mineralization at its flagship Gediktepe royalty property in western Turkey. EMX holds a 10% NSR royalty on oxide gold production at Gediktepe, and operator Polimetal Madencilik Sanayi ve Ticaret A.S., a private Turkish company, informed EMX that it had produced over 10,000 ounces of gold equivalent ounces ("gold equivalent" as referenced from the definition of "Oxide Commercial Production" in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya Madencilik). Moreover, EMX also owns a 2% NSR royalty on production from an underlying polymetallic copper, zinc, lead and gold deposit. The Gediktepe royalty was acquired by EMX as part of its purchase of a portfolio of royalties from SSR in 2021. In addition to the royalty production payments, EMX was slated to receive cash payments of US$4,000,000 upon the first anniversary of commercial production for oxide gold mineralization, US$3,000,000 on the date that commercial production commences from the underlying sulfide deposit, and US$3,000,000 upon the first anniversary of the commencement of commercial production from the sulfide deposit.

On July 20, 2022, the Company executed an exploration and option agreement for two projects, the Sagvoll and Sulitjelma polymetallic projects in Norway, with Minco Silver Corporation ("Minco"). The agreement provided EMX with cash payments and work commitments during a one-year option period, and upon exercise of an option on either project, EMX would receive equity stakes in Minco, additional work commitments, advance royalty payments, milestone payments and a 2.5% NSR royalty.

On August 26, 2022, EMX through its subsidiary Bronco Creek executed an option to purchase agreement for the Mesa Well property (the "Project") to Intrepid Metals Corp. ("Intrepid"). The agreement provided EMX with cash and share payments during Intrepid's earn-in period, and upon earn-in, a retained 2% NSR royalty interest, annual advance royalty payments, and certain milestone payments. The Project is covered by State of Arizona exploration leases that were acquired as a result of EMX's southwestern U.S. porphyry copper royalty generation program.

On September 2nd, 2022, EMX announced it had executed a purchase and sale agreement for a portfolio of royalties with Pediment Gold LLC, a wholly-owned subsidiary of Nevada Exploration Inc. ("NGE") for US$500,000. The portfolio consists of a 2% NSR royalty on NGE's Nevada gold exploration portfolio covering ~62.5 square miles in Nevada and includes four district-scale land positions as well as certain other interests.

In a September 9, 2022 news release, EMX announced the receipt of initial royalty production payments from its Gediktepe royalty property in western Turkey. The payments were received from the months of June and July totaling US$1,842,452 inclusive of US$281,052 in Value Added Tax for which EMX has credits to recover. The payments were based upon the sales of 4,490 ounces of gold and 23,309 ounces of silver in June and 4,030 ounces of gold and 44,164 ounces of silver in July.

In a September 15, 2022 news release, EMX announced the receipt of initial royalty production payments from its Balya North royalty property in western Turkey. EMX holds an uncapped 4% NSR royalty on metals production from Balya North, a newly commissioned lead-zinc-silver mine operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş., a private Turkish company.

On October 4, 2022, EMX announced it received a US$3 million milestone payment from Arizona Sonoran Copper Company, Inc. for the Parks-Salyer royalty property in Arizona as a result of an agreement signed in February 2022.

MINERAL PROPERTIES

Introduction

EMX has been generating exploration projects for over 19 years and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. EMX has built a portfolio of precious metals, base metals, battery metals, and palladium-platinum royalty and mineral property interests that includes over 265 projects and spans six continents. These assets provide revenue streams to the Company from royalty payments, pre-production payments, and equity issuances while maintaining exposure to development and exploration upside optionality as projects are advanced by the operators and partners.

EMX supplements mineral property revenue streams and value creation by making strategic investments in undervalued companies or projects, with exit strategies that can include royalty positions, equity sales, or a combination of both. The Company's royalty, royalty generation, and strategic investment portfolio mainly consists of properties in North America, Europe, Turkey, Australia, and Latin America.

The following disclosure has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System ("CIM") - CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.

Mineral Properties Overview

EMX's royalty interests in the Gediktepe Mine in Turkey, the Timok Mine in Serbia and the Caserones Mine in Chile are material to the Company for the purposes of NI 43-101 (see section "Technical Information" below). Other property descriptions are included in this AIF, but the Company does not consider that individually these properties are material at this time for the purposes of NI 43-101. All of the Company's properties that have been optioned or sold include provisions for EMX's royalty interests. Many of these properties provide milestone and AMR or AAR payments that generate early revenue streams to EMX's benefit prior to production.

General comments regarding the following discussion of Mineral Properties are:

  The Company's, as well as its partners', exploration programs have been conducted in accordance with industry standard best practice guidelines. Exploration samples are securely submitted to independent, internationally certified (e.g., ISO) laboratories for preparation, assaying, and geochemical analysis. Routine QA/QC analysis is performed by EMX, including the utilization of certified reference materials, blanks, and duplicate samples.
  Reference made to nearby mines and mineral deposits in similar geologic settings provides context for EMX's properties, but this is not necessarily indicative that the Company's properties host similar mineralization.
  EMX has been closely monitoring developments regarding the COVID-19 pandemic with a focus on the jurisdictions in which the Company operates. EMX has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. Although significant restrictions were implemented (e.g., travel restrictions, etc.) at the onset of the pandemic and continuing into 2021, management adapted to the situation and continued to advance the Company's business initiatives. As of the date of this AIF, most of the restrictions have been removed or relaxed in the jurisdictions where the Company operates (e.g., travel restrictions, etc.), with EMX's field programs up-and-running at full speed.

An overview of EMX's producing royalties, advanced royalties, exploration royalties, royalty generation projects, and strategic investments are included in the following sections. In addition, Appendix A to this AIF includes a comprehensive table of EMX's royalty assets, and Appendix B to this AIF summarizes resource and reserve statements for key royalty assets.

Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	SCM Minera Lumina Copper Chile SpA	Copper (Molybdenum)	Producing	Effective 0.7335% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing	0.5% NSR
Leeville	USA	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Gediktepe	Turkey	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Balya	Turkey	Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş.	Zinc-Lead-Silver	Development - initial production	4.0% NSR
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Producing	1% NSR

Caserones, Chile - The Caserones open pit mine ("Caserones") is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile's Andean Cordillera. EMX holds an (effective) 0.7335 % NSR royalty interest covering the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totalling approximately 17,000 hectares. The mine is operated by MLCC, which is 100% indirectly owned by JX Nippon. JX Nippon is a wholly owned subsidiary of Eneos Holdings Inc. ("Eneos"), which is listed on the Tokyo Stock Exchange.

In 2022, EMX received approximately US$5,224,000 related to its (effective) NSR royalty interest. These payments were based upon copper and molybdenum mine production between Q4 2021 and Q3 2022. The Q4 2022 distribution was received on February 27, 2023 and totaled approximately US$898,000. These payments to EMX were after payment of Chilean taxes of approximately 27%.

Caserones produces copper and molybdenum concentrates from a conventional crusher, mill and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. In 2021 the mine produced 94,846 tonnes of fine copper in concentrate, 2,287 tonnes of fine molybdenum in concentrate, and 14,829 tonnes of fine copper in cathodes (see MLCC's 2021 Annual Report, dated May 30, 2022). MLCC has not yet disclosed mineral production figures for 2022; updated production figures are expected to be published in May of 2023.

EMX's (effective) 0.7335% NSR royalty interest resulted from a) an initial 0.418% NSR royalty interest acquired in August 2021 (see EMX news releases dated August 17 and August 23, 2021) which was increased by b) an additional 0.3155% NSR royalty interest purchased in April 2022 (see EMX news release dated April 14, 2022). This additional royalty interest was acquired via EMX's purchase of a further 16.23% of the shares of Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM California") for US$25,742,000, bringing EMX's total interest in SLM California to 37.73%. SLM California's sole purpose is to distribute its Caserones royalty income to its shareholders (i.e., EMX and others) as dividends after paying Chilean taxes on this income (hence an "effective" royalty interest). SLM California and Compañía Minera Caserones ("CMC") originally acquired the mineral concessions that overlie the Caserones deposit, and between them retain ownership of a 2.88% NSR royalty divided between SLM California (67.5%) and CMC (32.5%).

MLCC continued with its Environmental Compliance Program during 2022, as agreed to with the relevant government agencies, and completed a series of steps and a report that was submitted by MLCC to the relevant authorities for review.

JX Nippon continued to provide MLCC the necessary financing to maintain its operations and fulfill its financial obligations on a timely basis during the year*.

Additional information for the Caserones Royalty is included in the Technical Information section of this AIF as well as in Appendix B.

* As stated by MLCC in its Financial Statements for year-end 2021 (Audited Financial Statements were published with the Comisión del Mercado Financiero ("CMF") in April 2022, and also published in the annual report to the CMF in May 2022).

Timok, Serbia - EMX's Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the "Upper Zone", and a deeper body of porphyry-style copper-gold mineralization known as the "Lower Zone". EMX's Timok Royalty covering Cukaru Peki is stated to be a 0.5% NSR royalty in the royalty agreement. The royalty agreement contains a provision for the reduction of the royalty rate under certain circumstances, but EMX does not believe that those conditions have been satisfied. The Timok project is owned and operated by Zijin Mining Group Ltd ("Zijin").

Production from the Upper Zone of Cukaru Peki commenced in Q4-2021, and EMX announced its intent to seek arbitration to resolve an issue with Zijin about the royalty rate on the project (see EMX news release dated December 17, 2021). Amicable discussions with Zijin commenced shortly after EMX's announcement, leading the Company to suspend plans to file a notice of arbitration (see Company news release dated January 27, 2022). Discussions between EMX and Zijin continued throughout 2022 as both companies have agreed to work toward an updated royalty agreement document, which is anticipated to be completed in 2023.

Additional information for the Timok Royalty is included in the Technical Information section of this AIF as well as in Appendix B.

Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture.

Leeville Royalty payments to EMX totaled approximately US$2,348,000 in 2022. Royalty production totaled 1,320 troy ounces of gold that were principally sourced from Four Corners (48%), West Leeville (25%), Monarch (15%), Carlin East (10%), and Rita K (3%).

NGM continues to actively explore, add resources and reserves, and develop the Greater Leeville Complex, which includes the Company's Leeville Royalty Property.

Gediktepe, Turkey - The Gediktepe VMS polymetallic deposit is located in western Turkey. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the "oxide zone" (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the "sulfide zone" (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement). The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see EMX news release dated July 29, 2021),and are being advanced by operator Lidya Madencilik ("Lidya"), a private Turkish company.

The Gediktepe Mine reached a cumulative production of 10,000 gold equivalent ounces ("gold equivalent" as referenced in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya Madencilik in June 2022, which triggered the 10% NSR royalty payments to EMX for all subsequent production of metals from the oxide zone mining operation. EMX earned US$3,709,000 in royalty revenue from the Gediktepe mine between Q3 and Q4 2022,and recognized US$4,000,000 in deferred milestone payments which will be paid in Q2 of 2023.

Additional information for the Gediktepe Royalties is included in the Technical Information section of this AIF as well as in Appendix B.

Balya, Turkey - The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.

The initial phases of mining at Balya North commenced in late 2021, and production continued to ramp up in 2022 as mine construction was completed. EMX received its initial production royalty payment from the Balya North Mine in Q3 2022, which covered the limited production that took place during mine development.  In total, EMX recognized US$276,000 in royalty payments from the Balya property in 2022.

In December 2022, EMX met with Esan representatives on site at Balya. Esan informed the Company that production from Balya North would be suspended starting in December and continuing into 2023. The initial production levels in the Balya North mine are enriched in clay materials, which caused difficulties with the crushing and processing circuits. Esan also encountered issues with reconciliation between the exploration models and materials extracted from the mining operations in the upper levels of the deposit. Esan is currently working to resolve these various issues and anticipates a recommencement of production in the latter part of 2023. In the meantime, work to advance the main decline and additional underground mine development will proceed.

Gold Bar South, Nevada - EMX's Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

McEwen significantly advanced development of the Gold Bar South operation during 2022. According to McEwen, Gold Bar South "…has a higher grade (concentration of gold per ton), half the strip ratio (the amount of rock that is required to be moved to reach the ore), and no problematic carbonaceous ore is present …" as compared to ore that was being mined from the Gold Bar open pit (see McEwen news release dated November 7, 2022). Most of the production in 2023 will shift to Gold Bar South, which is expected to contribute to lower costs and increased production from the Gold Bar operation. Initial Gold Bar South production commenced in December of 2022 (see McEwen news release dated December 21, 2022). EMX has yet to receive its first royalty revenue from McEwen for Gold Bar South production.

Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	Resource Development	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource Development	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
San Marcial	Mexico	GR Silver Mining Ltd	Silver-Gold-Zinc-Lead	Resource Development	0.75% NSR
Parks-Salyer	USA	Arizona Sonoran Copper	Copper-Molybdenum	Resource Development	1.5% NSR
Tartan Lake	Canada	Satori Resources Inc	Gold	Resource Development	2.0% NSR
Yenipazar	Turkey	Virtus Madencilik	Gold	Feasibility	6%-10% NPI
Akarca	Turkey	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Silver-Gold	Resource Development	1%-3% NSR
Sisorta	Turkey	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Feasibility	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Resource Development	0.5% to 1% NSR
Kaukua	Finland	Palladium One Mining Inc	PGE-Nickel-Copper	Resource Development	2% NSR

Diablillos, Argentina - Diablillos is a resource stage high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. ("AbraSilver") (TSX-V: ABRA). There are seven known mineralized zones, with the Oculto deposit advanced to the resource development stage. EMX's Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. In addition to EMX's NSR royalty, there is a US$7,000,000 payment due to EMX upon the earlier of commencement of commercial production from the property or July 31, 2025.

During 2022, AbraSilver announced an updated, open pit constrained mineral resource estimate for the Diablillos project's Oculto deposit reported at a 35 g/t silver equivalent cutoff as (see AbraSilver news release dated November 3, 2022):

Category	Tonnes (000 t)	Ag (g/t)	Au (g/t)	Contained Ag (000 oz)	Contained Au (000 oz)
Measured	19,336	98	0.88	60,634	544
Indicated	31,978	47	0.73	48,737	752
Meas +Ind	51,314	66	0.79	109,370	1,297
Inferred	2,216	30	0.51	2,114	37

Notes:

  The Oculto resource table above includes oxide and transition material and was based upon drilling through Phase II.
  The constraining Whittle open pit optimization parameters used were $3.00/t mining cost, $24.45/t processing cost, $2.90/t G&A cost, and average 54-degree open pit slopes. Metal prices and recoveries used are as described below.
  AgEq (i.e., silver equivalent) calculated using a) metal prices (in USD) of $25/oz Ag and $1750/oz Au, and b) recoveries of 73.5% for Ag and 86% for Au.

The updated resource estimate consists of measured and indicated resources that yield 109 Moz contained silver and 1.3 Moz contained gold, which represents a 22% increase in contained silver and a 29% increase in contained gold over the previous resource estimate of September 2021. For additional information see "NI 43-101 Technical Report, Mineral Resource, Diablillos Project, Salta Province, Argentina", with an effective date of October 31, 2022 and dated November 28, 2022 filed under AbraSilver's profile on SEDAR.

Also in 2022, AbraSilver reported on the discovery of the Southwest Zone (also termed the JAC target or JAC Zone), a near surface zone of high-grade silver-gold mineralization located several hundred meters southwest of the Oculto conceptual open pit resource (see AbraSilver news release dated August 3, 2022). JAC Zone drill results include hole DDH 22-067 which intersected two high-grade zones within a feeder structure reported as 36 meters averaging 463 g/t Ag and 0.71 g/t Au in oxides from 143 meters, and 27 meters at 745 g/t Ag, 1.54 g/t Au and 1.23% Cu in sulphides from 179 meters (true widths estimated to be ~80% of the reported interval lengths) (see AbraSilver news release dated January 10, 2023). The ongoing Phase III drill program is designed to support a maiden mineral resource estimate for the JAC Zone and a Diablillos Pre-Feasibility Study ("PFS") in Q4 2023 (see AbraSilver news release dated February 21, 2023).

Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd ("Aftermath") (TSX-V:  AAG; OTCQB: AAGFF). Aftermath is earning 100% project interest per a definitive acquisition agreement (the "Option") originally executed with SSR Mining. EMX's royalty interest in, and future earn-in payments from Berenguela were acquired in 2021 as part of the SSR royalty portfolio transaction. The project hosts an historical JORC silver-copper-manganese-zinc mineral resource.

In Q3, Aftermath reported results from its 6,168 meter, 63 drill hole program that included intercepts of 72.0 meters starting from 19.2 meters averaging 1.20% Cu and 65 g/t Ag in hole AFD-060, and 22.3 meters starting from 57.65 meters averaging 0.56% Cu and 247 g/t Ag in hole AFD-063 (reported intervals are approximate true widths) (see Aftermath news release dated August 31, 2022). Aftermath's drilling extended mineralization to approximately 1,300 meters along strike with widths of 200 to 400 meters. According to Aftermath, its "technical team is incorporating the drill results into a revised geological interpretation of the Berenguela mineralization which will be used to complete a new NI 43-101 compliant mineral resource estimate".

In Q4 2022, EMX agreed to defer a US$2,500,000 payment due from Aftermath to maintain the Option in good standing for a period of 12 months such that this payment is now due in November 2023. In consideration for this deferral, Aftermath agreed to pay EMX an additional US$400,000 and has granted EMX a right of first refusal on any Berenguela royalties that Aftermath may elect to sell. Aftermath's remaining payment obligations to EMX to acquire a 100% interest in the Berenguela project (as now amended) are summarized below:

• US$2,500,000 to be paid in November 2023,

• US$3,000,000 be paid in November 2024, and

• US$3,250,000 to be paid in November 2026.

Upon Aftermath's exercise of the Option, EMX will retain a sliding-scale NSR royalty on all mineral production from the Berenguela project for the life of mine commencing at the declaration of commercial production based upon the following:

• 1.0% NSR royalty on all mineral production when the silver market price is up to and including US$25 per ounce, and

• 1.25% NSR royalty on all mineral production when the silver market price is over US$25 per ounce and when the copper market price is above US$2 per pound.

Challacollo, Chile - Challacollo is a resource stage low-sulphidation epithermal silver-zinc-lead deposit located in Chile's northernmost Region I. EMX retains a 2% NSR royalty covering Challacollo, payable after 36 million ounces of silver have been produced, with a cap of US$5,000,000. The project hosts open pit and underground constrained silver-gold resources (effective date of December 15, 2020), which are considered as historical resources by EMX. The Company's interest in the Challacollo project was acquired in 2021 as part of the SSR royalty portfolio transaction.

In Q3 2022 the project operator, Aftermath, completed the acquisition of 100% project interest from Mandalay Resources Corporation through cash and equity payments (see Aftermath news release dated August 11, 2022).

San Marcial, Mexico - San Marcial is a resource stage epithermal silver deposit located in Sinaloa, Mexico. EMX retains a 0.75% NSR royalty covering San Marcial, which has been integrated within the Plomosas project owned and operated by GR Silver Mining Ltd ("GR Silver") (TSX-V:GRSL; OTCQB GRSLF; FRA:GPE). GR Silver has a buyback right on the NSR royalty that can be exercised by payment of C$1,250,000 to EMX. The San Marcial royalty property hosts underground silver (zinc-lead) resources which are considered as historical by EMX. EMX's interest in San Marcial was acquired in 2021 as part of the SSR royalty portfolio transaction.

During 2022, GR Silver continued delineation and exploration drilling at San Marcial which resulted in the discovery of a new silver zone with a 250 meter step-out hole (SMS22-10) that intersected 101.6 meters averaging 308 g/t silver from 98.5m with multiple higher grade sub-intervals (true width unknown) (see GR Silver news release dated August 8, 2022).

Parks-Salyer, Arizona - EMX's Parks-Salyer Royalty Property is located approximately one kilometer southwest of the historical Sacaton mine in central Arizona. The Parks-Salyer Royalty Property is comprised of one State of Arizona Exploration Permit totaling 158 acres and covers a portion of the Parks-Salyer copper deposit which is concealed beneath post-mineral gravels.

In Q1 2022, EMX's wholly owned subsidiary, Bronco Creek Exploration, transferred the rights of its State of Arizona Exploration Permit (i.e., the Parks-Salyer Royalty Property) to a wholly owned subsidiary of Arizona Sonoran Copper Company, Inc. (TSX: ASCU) ("ASCU") for cash, AAR, and milestone payments, as well as work commitments and a retained 1.5% NSR royalty interest (see EMX news release dated February 10, 2022). ASCU may buy back 1% of the royalty for a US$500,000 payment to EMX. ASCU has incorporated EMX's Parks-Salyer Royalty Property into its greater Parks-Salyer project and the Cactus Mine operation, which includes the historical Sacaton porphyry copper open pit mine that was operated by Asarco from 1972-1984.

In Q4 2022, EMX received a US$3,000,000 milestone payment from ASCU based upon declared resources totaling 200 million pounds or more of contained copper covered by the Parks-Salyer Royalty Property. ASCU's maiden resource for its Parks-Salyer project, which is partially covered by EMX's Royalty Property, was reported as total inferred resources of 143.6 million tons averaging 1.015% Cu and containing 2,915.4 million pounds of copper as oxide, enriched, and primary mineralization (see ASCU news release dated September 28, 2022 and technical report filed on SEDAR titled "Parks/Salyer NI 43-101 Compliant Mineral Resource Estimate and Technical Report" with an effective date of September 26, 2022 and dated November 10, 2022). ASCU reported to EMX that a total of 725.5 million pounds of contained copper (approximately 25% of the total contained copper in the inferred resource) were covered by the EMX Royalty, hence exceeding the 200 million pound threshold for the milestone payment.

Key drill intercepts within the EMX Royalty Property footprint that contributed to the resource estimate include 162 meters starting at 381.2 meters and averaging 1.10% copper in hole ECP-084, and 68.3 meters starting at 486.2 meters and averaging 2.24% copper in ECP-086 (enriched zone grade reported as total Cu; true widths unknown) (see ASCU news release dated September 7, 2022).  ASCU continues to infill and step-out drill at the Parks-Salyer project, and recently reported the best grade-thickness intercept to date, which occurs within EMX's Royalty Property footprint, of 265.9 meters starting at 330.7 meters of 1.64% copper in hole ECP-108 (average of combined enriched & primary zone grades reported as total Cu; true width unknown) (see ASCU news release dated January 17, 2023).

Tartan Lake, Canada - Tartan Lake is a past producing, resource stage greenstone hosted gold deposit located near Flin Flon in Manitoba, Canada. EMX retains a 2% NSR royalty covering Tartan Lake, which is owned and operated by Satori Resources Inc. ("Satori") (TSX-V:BUD). Satori has an option to buyback each 1% of the NSR royalty for separate C$1,000,000 payments to EMX. The Tartan Lake Royalty Property hosts underground gold resources which are considered as historical by EMX. EMX's interest in Tartan Lake was acquired in 2021 as part of the SSR royalty portfolio transaction.

Satori continued delineation and exploration drilling at Tartan Lake in 2022. This drilling included follow-up on South Zone high grade targets which included hole TLSZ22-21 that returned an intercept of 29.06 g/t gold over 5.85 meters starting at 177.65 meters, with a sub-interval averaging 198.5 g/t gold over 0.80 meters (true widths unknown) (see Satori news release dated August 11, 2022). Coarse visible gold was observed in the drill core. In a February 6, 2023 news release Satori announced that under a letter of intent, Rob McEwen had proposed to become Satori's largest shareholder, owning 37.6% of the Company with the objective of expanding the high-grade gold zones at Tartan Lake.

Yenipazar, Turkey - The Yenipazar polymetallic VMS deposit in central Turkey is currently owned and advanced by Virtus Madencilik ("Virtus"), a private Turkish company that is partly owned by Trafigura Ventures V B.V. EMX holds a Net Profits Interest ("NPI") royalty that is set at 6% until US$165,000,000 in revenues are received, after which the NPI converts to a 10% interest. The Yenipazar Royalty was acquired by EMX in 2021 as part of the SSR royalty portfolio transaction.

Previous owner Aldridge Minerals Inc. ("Aldridge") disclosed a historical feasibility study on the project in 2013, which was updated in 2014 and filed on SEDAR. This remains the most recent public disclosure of technical information and historical mining reserves and resources on the project. Since acquiring the royalty, EMX has maintained contact with Virtus and received updates on the status of the project. Virtus updated the feasibility study in 2019, but this in-house report remains unpublished as of yet.

Akarca, Turkey - The Akarca epithermal gold-silver deposit in western Turkey was discovered by EMX in 2006 during a regional exploration program. The project was later sold to current owner Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a private Turkish company. Çiftay is responsible for making a series of pre-production gold bullion payments to EMX, and EMX retains a 1% NSR royalty on the initial 100,000 ounces of gold production from the project, a 2% NSR royalty on production on the next 400,000 ounces of gold produced, and a 3% NSR royalty on any production of gold after 500,000 ounces of gold are produced. The NSR royalties are uncapped and cannot be bought down.

To date, over 350 exploration drill holes and 17 kilometers of trenching have been completed along with collection of over 6,500 rock and 3,500 soil samples and preparation of in-house (non-public) resource models for the gold-silver mineralized zones. Çiftay is current determining strategies for continued exploration and development of the project.

In 2020 Çiftay made the decision to halt further field work while awaiting permits and a court decision regarding land use designations in the area. EMX has maintained active discussions with Çiftay since that time, and Çiftay has informed EMX that it is awaiting a final legal ruling on the land use issue, which will allow Çiftay to resume its programs at Akarca.

Sisorta, Turkey - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, continues to review development options for the Sisorta project.

Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold ("IOCG") styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX's royalty footprint.

As a result of continued exploration at Viscaria, Copperstone published updated PERC (2017) mineral resource estimates in 2022 that resulted in a significant increase in measured and indicated resources from previous estimates (see Copperstone news release dated November 18, 2022). Copperstone stated that the increased resources are expected to extend Viscaria's mine life, and will provide a foundation for a project Feasibility Study. Since 2019, Copperstone reported that it had drilled 45,051 meters at Viscaria, a program that will continue into 2023.

Copperstone filed an environmental permit application for its planned mining operation in March 2022 (see Copperstone news release dated March 29, 2022), and has since submitted supplemental information to the Land and Environmental Court. Copperstone anticipates that it will advance development of the project pending a positive decision on their environmental permit application.

Kaukua, Finland - EMX holds a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland. The Kaukua deposit is being advanced by Palladium One Mining Inc. ("Palladium One" or "PDM") (TSX-V: PDM), as part of its Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000,000. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

PDM's LK project is a PGE rich magmatic Ni-Cu sulfide system with multiple centers of drill defined mineralization. EMX's royalty covers the Kaukua and the newly defined Murtolampi PGE-Ni-Cu deposits. In 2022 Palladium One announced an updated NI43-101 Mineral Resource Estimate for Kaukua and Murtolampi (see Palladium One news release dated April 25, 2022 and report filed on SEDAR titled "Technical Report on the Läntinen Koillismaa Project, Finland, Report for NI 43-101" with an effective date of April 25, 2022 and report date of May 27, 2022):

Category - Deposit Area	Tonnes (Mt)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co ppm
Indicated - Kaukua Area	38.2	0.61	0.22	0.07	0.13	0.11	65
Inferred - Kaukua + Murtolampi	30.8	0.52	0.20	0.08	0.14	0.14	86

Notes:

  The Mineral Resources have been reported above a preliminary open pit constraining surface using a Net Smelter Return (NSR) pit discard cut-off of US$12.5/t (which for comparison purposes equates to an approximately 0.65 g/t Palladium Equivalent in-situ cut-off, based on metal prices only as given below).
  The NSR used for reporting is based on the following:
    Metal prices of US$ 1,700/oz Pd, US$ 1,100/oz Pt, US$ 1,800/oz Au, US$ 4.25/lb Cu, US$ 8.50/lb Ni and US$ 25/lb Co.
    Variable metallurgical recoveries for each metal were used at Kaukua and Murtolampi.
    Commercial terms for a Cu and Ni concentrate based on indicative quotations from smelters.

Exploration Royalty & Royalty Generation Projects

The Company has 155 exploration stage royalties and 96 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advance royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this AIF. The following table provides an overview of exploration royalties and royalty generation properties by country and commodity, followed by brief regional summaries and discussions of select project highlights.

	Exploration Royalty		Royalty Generation Project
Country	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	26	21	25	14
Canada	40	4	17	7

Mexico	2	-	-	-
Haiti	5	2	-	-
Chile	6	10	1	1
Argentina	1	-	-	-

Sweden	8	10	4	9

Finland	1	-	1	-
Norway	-	15	5	6
Serbia	1	1	-	-

Turkey	-	-	1	1

Australia	2	-	3	1
Totals	92	63	57	39

Summary of United States

EMX added to its growing royalty portfolio with the completion of five new royalty agreements, the advancement of more than twenty-five partner-funded work programs, including nine drill projects, the acquisition of four large royalty positions from Nevada Exploration covering key land positions in Nevada, and new generative work leading to the acquisition of a district-wide land position at Tonopah, Nevada as well as of a large (approximately 1,890 hectares), prospective land position in the Silver Valley district in Idaho. For the year, partners spent more than US$18,000,000 on EMX's early-stage US portfolio.

EMX's Regional Strategic Alliance ("RSA") with South32 Limited ("South32") (ASX, LSE, JSE: S32; ADR: SOUHY) concluded in Q4 2022 after four years of generative exploration and project work. The Company is now following up on eleven priority projects identified by the RSA and retained by South32 for additional work, including an ongoing drill program at the Copper Springs porphyry copper project in Arizona's Globe-Miami district.

Highlights of United States

Scout Discoveries, Idaho USA - EMX executed, via its wholly-owned subsidiary Bronco Creek, a Letter of Intent ("LOI") to sell the Company's a) portfolio of 14 precious and base metal projects in Idaho (the "Portfolio") acquired via staking between 2018-2022, b) Idaho Business Unit, and c) wholly-owned core drilling subsidiary, Scout Drilling LLC, to Scout Discoveries Corp. ("Scout") (see EMX news release dated March 8, 2023). Scout is a U.S. private corporation headquartered in Coeur d'Alene, Idaho and will be led by Dr. Curtis Johnson as president and CEO, and will include several members of the Bronco Creek team that generated, acquired, and advanced the Portfolio. The terms of the LOI provide EMX with an equity interest, retained 3.25% NSR royalty interests, AAR payments, and certain milestone payments as the Portfolio of 14 projects is advanced.

The Idaho Portfolio represents the largest unpatented claim holdings in the state and includes a number of projects that were advanced by previous EMX partners between 2018-2022. The work invested in the Portfolio has resulted in a diverse pipeline of early-stage projects through fully vetted, drill-ready targets with several historical resources which remain open for expansion.

Swift, Nevada USA - EMX's Swift Royalty Property (3.25% production returns royalty), located in Nevada's Cortez district, is owned by Ridgeline Minerals Corp's ("Ridgeline") (TSX-V: RDG; OTCQB: RDGMF; FRA: 0GC0) and operated by Nevada Gold Mines LLC ("NGM") in a joint venture with Ridgeline. NGM has spent US$4,900,000 on the project to date, which included two reconnaissance drill holes that intersected Lower-Plate carbonate host rocks between depths of 570-830 meters with widespread intervals of Carlin-Type alteration and thick zones (i.e., 37.2-48.8 m) of anomalous gold mineralization, including sample grades of 2.7 g/t gold (see Ridgeline news release dated February 16, 2023).

Selena, Nevada and Robber Gulch, Idaho USA - Ridgeline also owns and operates EMX's Selena Royalty Property (3.25% production returns royalty) where the 2022 drill campaign intersected carbonate replacement deposit ("CRD") style lead-zinc-silver-gold mineralization (see Ridgeline news release dated January 24, 2023). Ridgeline is also advancing EMX's Robber Gulch oxide gold royalty generation project in Idaho under an option agreement for 100% earn-in (see EMX news release dated January 26, 2022).

Hardshell, Arizona USA - EMX disclosed drill results from its Hardshell Royalty Property (2% NSR) in southern Arizona where operator South32 is advancing a new prospect named Peake, which is adjacent to its Taylor CRD PFS-stage development project. Copper-enriched skarn-type drill intercepts at Hardshell include 76.5 meters (1,308.2-1,384.7 m) averaging 1.52% copper, 0.2% zinc, 0.4% lead, and 25 g/t silver in hole HDS-552, as well as CRD-style intercepts that include 9.8 meters (966.2-976.0 m) averaging 0.69% copper, 12.2% zinc, 8.2% lead, and 77 g/t silver in HDS-353 (true widths are 65-85% of the reported interval lengths) (see EMX news release dated June 21, 2023). South32's geological model indicates the potential for Peake to host extensions to the Taylor project's CRD mineralization.

Summary of Canada

EMX programs advanced available properties in the portfolio as partners conducted multiple field programs, including drill programs on optioned and EMX royalty properties. EMX received C$577,000 in cash payments and C$52,000 in share equity payments during the year while partners spent more than US$3,700,000 in exploration expenditures advancing the portfolio.

Summary of Latin America

EMX's Latin American royalty portfolio advanced through field programs by Austral Gold Limited (at Morros Blancos and Morros Colorado), Pampa Metals Corporation (Block 4), and drill programs conducted by AbraSilver Resource Corp. (Diablillos), Aftermath Silver Ltd (Berenguela), and GR Silver Mining Ltd (San Marcial). In particular, the drill programs continued to produce significant results that expanded known resources and added new discoveries at nearby targets.

Summary of Northern Europe

EMX continued to develop its portfolio of projects, acquiring new gold and battery metals (nickel, copper and cobalt) royalty generation projects totaling nearly 175,000 hectares, and partnered 4 available properties. EMX also assisted with multiple partner-funded exploration and drilling programs. Overall, approximately US$6,700,000 was spent by partners on EMX royalty properties in Northern Europe during 2022.

Highlights of Northern Europe

Tomtebo, Sweden - Drill results were announced for the Tomtebo project in Sweden by District Metals Corp ("District") (TSX-V: DMX; FRA: DRPP). Highlights included 25.5 meters averaging 2.4% zinc, 2.05% lead and 65 g/t silver in hole TOM22-38 starting at 249 meters (true width unknown) (see District news release dated August 17, 2022).

RKV and Burfjord, Norway - Drill programs were completed in Norway at Playfair Mining Ltd.'s ("Playfair") (TSX-V: PLY) RKV copper project and at Norden Crown Metals Corp's ("Norden") (TSX-V: NOCR; FRA: 03EA) Burfjord copper-gold project. Nineteen diamond drill holes totaling 1,107 meters were drilled at Playfair's RKV Project and 18 diamond drill holes totaling 3,500 meters were drilled at Norden's Burfjord Project. The RKV and Burfjord projects are covered by EMX NSR royalty interests.

Highlight of Australia

Yarrol, Queensland Australia - EMX continued to advance the recently discovered cobalt-enriched manganese mineralization at the 100% owned Yarrol project in Australia. Soil sampling grids continued to expand the footprint of cobalt-rich mineralization and a fifteen-hole reconnaissance drill program was completed in Q4, 2022. The drill program led to the discovery of a new style of mineralization on the property, ilmenite-rich heavy mineral sands deposits, which are positioned in and around the areas of cobalt-enriched manganese mineralization. In addition, two of the holes targeted the historically defined zones of gold mineralization on the property and included an intercept of 17.8 meters averaging 4.01 g/t gold from 61 meters in hole DD22-YA1871. The second hole (DD22-YA188) intersected multiple intervals of gold mineralization including 12 meters at 0.91 g/t gold from 92 meters (see EMX news release dated February 16, 2023). True widths of the intercepts are estimated to be in the 50-75% range of the reported drill interval.

Summary of the Balkans and Morocco

EMX's royalty generation programs proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.

Investments

The Company holds various investments in public and private entities, and strategic long-term positions. The Company will sell certain of its investments when appropriate. Much of the investment portfolio was derived from royalty deals completed as part of EMX's organic royalty generation business. Some updates related to strategic investments are as follows:

Strategic Investment in Premium Nickel Resources

From 2020 through 2022, EMX acquired 5,412,702 shares of Premium Nickel Resources Corporation, a private company with nickel-copper-cobalt assets in Botswana. On April 26, 2022, PNR announced the execution of a definitive agreement for a reverse takeover transaction ("RTO") with North American Nickel Inc. (TSX: NAN) to create a new reporting entity, Premium Nickel Resources Ltd ("PNRL"). PNRL began trading on the TSX Venture Exchange in Q3 of 2022, having completed the RTO process with NAN. As a result of the RTO transaction, EMX's interests were converted to 5,704,987 shares of PNRL, which represents roughly 5% of the issued and outstanding shares of PNRL.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America.

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.

TECHNICAL INFORMATION

Caserones Royalty

The Company has an NSR royalty on the Caserones copper-molybdenum mining operation in northern Chile. EMX considers the Caserones Mine royalty to be a property material to the Company for the purposes of NI 43-101. EMX filed a Technical Report under its profile on SEDAR entitled "NI 43-101 Technical Report - Caserones Copper-Molybdenum Mine Royalty Region III, Chile" with an effective date of February 28, 2022 and report date of March 1, 2022 (the "Caserones Technical Report") by independent Qualified Person Gregory W. Walker, SME Registered Member.

The following description of the Caserones Mine and the royalty interest of EMX with respect to the Caserones Mine is a direct reproduction of the summary from the Caserones Technical Report, and accordingly, the Caserones Technical Report is hereby incorporated by reference into this AIF.

"Introduction

EMX Royalty Corporation ("EMX") (TSX Venture: EMX; NYSE American: EMX) is required by Canadian Securities Administrators ("CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") to prepare and file with relevant Canadian securities commissions a Technical Report on the Caserones copper-molybdenum open pit operation (the "Mine" or "Caserones" or "Caserones Mine") with respect to EMX's royalty on production from the Mine. This Technical Report has been prepared by Independent Qualified Person ("QP"), Gregory W. Walker, SME Registered Member, for EMX, which holds a royalty interest (not direct ownership) in the Caserones Mine.

Prior to becoming a mine, Caserones was previously known as Regalito ("Regalito"), and historical references may refer to the Regalito project or deposit rather than the Caserones project or deposit. In this Technical Report, if a historical source is quoted that refers to Regalito, then the Regalito name is preserved in the quote. The name "Caserones" and the name" Regalito" can be considered interchangeable.

Property Description, Location, Accessibility, and Infrastructure

The Caserones Mine is located in the Atacama Region (Region III) of the northern Chilean Andean Cordillera, at an approximate elevation of 4,300 meters above sea level ("masl") and at 28°10' latitude south and 69°32' longitude west. Copiapo is a regional center with a population of 130,000 and its commercial airport is serviced by several daily flights from Santiago, a flight time of 1.5 hours. The Mine is 162 kilometers ("km") by road, east from Copiapo, and the driving time is approximately four hours. The climate and physiography of the high-cordillera of the Chilean Andes supports year-round mining operations; however, the mine operator has reported in its Annual Reports periodic disruptions to its year-round mining activities due to severe snowstorms.

The Mine is owned and operated by SCM Minera Lumina Copper Chile SpA ("MLCC"), which is 100% indirectly owned through subsidiaries by JX Nippon Mining & Metals Corporation ("JX Nippon"), which in turn is the metals unit subsidiary of the Japanese company Eneos Holdings Inc. (5020.T-JP: Tokyo Stock Exchange).

EMX's royalty on the Mine resulted from the 2021 purchase of a portion of a royalty interest derived from the original 2009 exploration project sale-purchase agreement between MLCC and the private, Chilean companies jointly owning the underlying mineral concessions, Compañia Minera Caserones ("CMC") and SLM California Una de la Sierra Peña Negra ("California", and together with CMC, the "Vendors") that transferred the mineral concessions to MLCC in exchange for certain cash payments and a Net Smelter Return ("NSR") royalty (the "Caserones Royalty"). The Caserones Royalty is a sliding scale NSR royalty ranging from 1% to 2.88%, with the higher figure being payable if the copper price is greater than US$1.25/lb. The Caserones Royalty was split between the Vendors as to 32.5% to CMC and 67.5% to California.

EMX acquired a portion of the Caserones Royalty equivalent to a 0.418% NSR royalty on the Caserones Mine (the "EMX Royalty") for US$34.1 million in cash (the "Transaction"). To purchase the EMX Royalty, EMX formed a 50%-50% partnership with Altus Strategies Plc ("Altus" - AIM: ALS; TSX-V: ALTS; OTCQX: ALTUF) to acquire an effective 0.836% NSR royalty for US$68.2 million to be split 50%-50% between EMX and Altus. EMX's and Altus' indirect interest in the Caserones Royalty is by virtue of their purchase, via a joint Chilean subsidiary company (50% EMX / 50% Altus), Minera Tercero SpA ("Tercero"), of 43% of California's shares, and consequently 43% of California's portion of the original Vendors' royalty. At the higher royalty rate currently in force, this equates to 67.5% x 43% x 2.88% (i.e., California's interest x percent of California's interest purchased by EMX / Altus x current effective royalty rate) resulting in the 0.836% NSR royalty purchased by EMX and Altus via Tercero. EMX and Altus, thus, each control an effective 0.418% royalty interest (at the prevailing higher royalty rate) via Tercero, and each were responsible for US$34.1 million of the US$68.2 million purchase price of the 0.836% royalty interest. Closing of the Transaction with shareholders of California was completed on September 2, 2021.

As part of the royalty acquisition by EMX and Altus (through Tercero), it was agreed with other shareholders that California should be converted from its existing Chilean company structure as a SLM (Sociedad Legal Minera) into a SpA (Sociedad por Acciones), to be named Minera California SpA. Minera California SpA can be considered the direct continuation of California and can thus be considered one of the Vendors for the purposes of this Technical Report.

The Caserones Royalty includes exploration and mining concessions covering a total area of approximately 17,000 hectares, together with a two km Area of Interest ("AOI") around the outer boundary of the concessions. The Mine is located within the Caserones Royalty concessions. It should be noted that MLCC is currently owner of a significantly larger package of exploration and mining concessions than covered by the Caserones Royalty concessions. MLCC (as evidenced by virtue of its ongoing operations) has sufficient surface rights and operating permits for tailings storage, waste disposal, heap leach pads, and open pit mining areas. As well, MLCC has available sources of power, water, and mining personnel to support its mining operations.

Mining companies are not typically required to, and as a matter of practice do not normally, disclose detailed operational information to owners of a royalty interest unless legally or contractually mandated to do so. EMX has no right to direct contact with the operating company, MLCC, and must make all representations to MLCC through the royalty holding company, California. MLCC is not legally or contractually mandated to allow a site visit or to supply information to EMX. The Caserones Royalty holders (the Vendors, California and CMC) receive, per the underlying royalty agreement, information related to the quarterly and annual royalty payment calculations, which information has been made available to EMX for the period 2019 to date. During due diligence review before purchase of the EMX Royalty, EMX requested current technical data and other information to use in support of its evaluation. However, this data and information was not available from the Caserones Royalty holders (as they do not have data rights under the royalty agreement) and therefore has not been provided to EMX. As a result, access to information and details regarding technical and other aspects of the Mine, including (but not limited to) exploration, drilling, data verification, mineral processing and metallurgical testing, mineral resource and mineral reserve estimates, mining methods, recovery methods, project infrastructure, market studies and contracts, capital and operating costs, economic analysis, adjacent properties, and other relevant data (i.e., NI 43-101F1 Items 9 through 24) is limited to what is available in the public domain.

Pursuant to Sections 9.2 (2) and (3) of NI 43-101, a QP preparing a technical report on Form 43-101F1 for an issuer that only has a royalty interest in a mineral project is not required to perform a site visit of the project, nor is the QP required to complete those items under Form 43-101F1 that require data verification or inspection of documents. EMX is relying on the exemption available under Sections 9.2 (2) and (3) of NI 43-101 for the completion of this Technical Report.

All dollar amounts stated in this Technical Report are United States Dollars.

Geology, Mineralization & Deposit Type

Caserones is a copper-molybdenum porphyry deposit geographically located in the high-cordillera of the Chilean Andes at the southern end of the Maricunga mineral belt. Caserones is an Early-Miocene porphyry system associated with a cluster of dacite porphyries and breccias intruding Palaeozoic granitic, volcanic, and metamorphic rocks, and has a well-developed supergene enrichment profile of oxide copper and secondary chalcocite situated above hypogene chalcopyrite mineralization.

The following description of the Caserones Mine mineralization is taken from an AMEC 2005 Technical Report for Lumina Copper Corporation ("Lumina") (see section 1.4 and section 6.2 of the Technical Report). The author notes that although the description is dated, it is still believed to be relevant for providing a general overview for the project's geology and mineralization.

The Regalito Deposit strikes SE-NW with a length of approximately 2,000 m and a width of approximately 1,500 m. The oxide and secondary copper zones form a surface-parallel blanket over 1,200 m in diameter, with a central "core" of at least 1,000 m in diameter where thicknesses average 300 m and exceed 400 m in the central part. Secondary copper grades within this central area are also slightly elevated above those in the surrounding parts of the deposit. Outboard of this "core" the zone thins, and grades are generally lower, although the enrichment blanket is still open to the southwest. The secondary copper zone has been modeled to approximately 4,000 m in elevation and deeper locally. It is generally coincident with the porphyry intrusive.

The oxide zone forms a cap that sits on top of the secondary copper zone in the upper part of the northeast trending ridge that constitutes the northwest margin of the deposit, mostly above 4,400 m, and thinning to a skin of a few metres moving down the ridge slopes. Grades within the oxide zone are higher than the average grade of the secondary copper zone, and it is open to the northeast.

Flanking the oxide zone and overlying the supergene zone, a zone of "leached" material varies in thickness from 0 to 200 m, averaging ~40 m over most of the deposit. This zone is not leached sensu stricto, as it contains appreciable amounts of pyrite and pods of chalcocite and copper oxide mineralization, which is poorly defined at the current drill spacing, and was not included in the [AMEC] resource estimate.

Primary copper mineralization was not targeted by Lumina's drill program and this zone remains open in all directions. Locally, high grade copper-moly mineralization associated with hydrothermal breccia bodies was cut by drill holes which may be associated with structures. Samples from the primary copper and molybdenum mineralization range from being relatively high grade to being low grade and it remains to be determined whether the primary zone is of economic interest.

Project History

The modern-day history for the Caserones Mine began in the mid-1980's and with commercial mine production starting in 2013 (Cathode production) and 2014 (concentrate production). Mining continues to date with 17 years of forecast mine production as of December 31, 2020. The following highlights the ownership and development history of the property.

  1983 - 1986 Exploration:

◾ Reconnaissance mapping and geochemical sampling conducted by Chilean junior exploration companies SCM California, LCM Caserones, and BTX Explorations Ltda. identified several porphyry Cu-Mo and porphyry-Au prospects associated with regional northeast trending structures. Two of these occurrences, Central Caserones and West Caserones, later became known as the Regalito prospect.

  1988 - 2000 Exploration:

◾ Prospect evaluation work was conducted by numerous companies that included drilling, sampling, metallurgical test work and resource estimation work on the Regalito and other prospects.

◾ 1988 - 1990: Compañia Minera Newmont Chile

◾ 1990 - 1991: Niugini Mining and Inversiones Mineras del Inca S.A.

◾ 1994 - 1998: BHP Chile Inc.

◾ 2000: South American Gold and Copper Company

  2003 - 2005 Project Exploration and Development:

◾ Lumina Copper Corp. ("Lumina") signs option agreement to acquire 100% of the mining concessions for the Regalito property from SCM California (67.5% ownership) and LCM Caserones (32.5% ownership) in 2003.

On October 20, 2003, Minera Lumina Copper Chile S.A., the wholly-owned Chilean registered subsidiary of Lumina, entered into a letter of intent option agreement ("the Agreement") with CMC and California to acquire 100% of the following mining concessions ("mensuras") totalling 4,158 ha: California 1 al 1,000, Ramadilla 1 al 12, Caserones Segunda 1 al 80, Caserones Segunda 81 al 160, Caserones Tercera 1 al 80 and Caserones Tercera 81 al 160. In addition, 20 exploration concessions ("pedimentos"), held under the name of Mario Hernandez, a partner in CMC were included in the Agreement. The agreement was subsequently amended to include a total of 63 pedimentos and was finalized in a "Final Sale Agreement Document" that was signed on November 12, 2004 (pers comm, J.Selters, 2004) ("Promesa"). These are the original agreements and properties that underly the Caserones Royalty.

Separately, and independently, Lumina staked (prior to the date of the Technical Report) and were the sole owners of an additional 95 pedimentos covering 25,700 ha, which were contiguous with the optioned mensuras and pedimentos. Where any independently staked concessions lie within the two km AOI, they will be subject to the Caserones Royalty.

The terms of the agreement to acquire the six mensuras and 63 pedimentos were that Lumina would make payments to California (67.5%) and CMC (32.5%) totalling US$900,000 over an eight-year period and take responsibility for property maintenance payments including the filing costs of the 63 new pedimentos. Lumina also agreed that, if copper prices exceed US$1.00 per pound, for an entire calendar year, Lumina would pay a minimum of US$200,000 in respect of the payments described for that year. After exercising the option and before achieving commercial production, an advanced royalty payment of US$200,000 was due for any year in which the copper price exceeded US$ 1.00 per pound for the entire year. Such advanced royalties would be recovered from a portion of NSR payments which become payable after commercial production was achieved.

◾ Lumina then initiated major deposit scale exploration campaigns including drilling, geological mapping, metallurgical test work, petrographic analyses, and resource estimation.

◾ In January 2005, AMEC completed an NI 43-101 Technical Report on the Regalito Cu Porphyry. The AMEC report included an historical Mineral Resource estimate that was based on oxide copper and supergene copper mineralization delineated by a total of 183 drill holes totalling 39,617 m, including reverse circulation ("RC"), diamond drill ("DD"), and mixed RC/DD holes. See Section 6.2 of this Technical Report for further discussion.

◾ Lumina Copper Corp. underwent a reorganization and formed the Regalito Copper Corp. in May of 2005 with the Regalito project as its principal assert. Work continued with technical programs, including metallurgical testing.

  2006 - 2008 Project Development:

◾ On July 17, 2006, Pan Pacific Copper Co. ("Pan Pacific" or "PPC") announced the purchase of 100% of the issued and outstanding shares of Regalito Copper Corp. The acquisition of Regalito Copper Corp. by Pan Pacific included the principal asset, which was the option agreement with CMC and California for the acquisition of the concessions package underlying what was to become the Caserones Mine. At the close of trading on July 17, 2006, Regalito Copper Corp. was delisted from the Toronto Stock Exchange and suspended from trading on the American Stock Exchange

◾ On September 17, 2008 Pan Pacific announced that it "has been conducting a pre-feasibility study, including economic evaluation based on exploratory drillings and conceptual engineering based on several scenarios, since the acquisition of the mining concession of the Caserones copper deposit". PPC then decided to move the project to the feasibility study stage on the basis of the results.

  2009 - 2014 Project Development:

◾ March 26, 2009, Pan Pacific, through its Chilean operating subsidiary, MLCC, exercised the underlying option agreement ("Promesa" - dating from November 2004) with CMC and California, to acquire the key concessions controlling the Caserones / Regalito deposit. This exercising of the option agreement, although documented in public registries and legal archives, was never made public by any of the interested parties.

◾ February 26, 2010, Pan Pacific announced that "The feasibility study results recently revealed that the Project is economically viable and, at the same time, an environmental approval for developing the Project was granted by the Environmental Committee of the Atacama Region of Chile. On the ground of such circumstances, PPC decided to continue and advance the Project into the full-fledged development stage. Additionally, Mitsui & Co., Ltd. is to participate in the Project to own a 25% interest."

◾ July 26, 2011, Pan Pacific announced loan agreements to finance the development of the Caserones Mine and stated: "an integrated copper enterprise jointly established by JX Nippon Mining & Metals Corporation and Mitsui Mining & Smelting Co., Ltd., today (July 26) signed loan agreements with related financial institutions for a total of US$1.4 billion to finance the Caserones Copper and Molybdenum Deposit Development Project ("the Project"). Pan Pacific Copper Co., Ltd has a 75% interest in the Project, with Mitsui & Co., Ltd. holding a 25% interest. The initial investment for development (production facilities and related costs) is estimated at about US$2 billion."

◾ August 1, 2014, Pan Pacific announced the official opening of the Caserones Mine: "Pan Pacific Copper Co., Ltd., an integrated copper enterprise jointly established by JX Nippon Mining & Metals Corporation and Mitsui Mining & Smelting Co. Ltd., and Mitsui & Co. Ltd., announced that SCM Minera Lumina Copper Chile ("MLCC"), operator of the Caserones Copper Mine, held an opening ceremony for the mine on July 30th local time in Santiago, one day after the first shipment of copper concentrate left for Japan." The concentrate was shipped from the Chilean port of Coquimbo.

◾ Pan Pacific also noted that first cathode production from the SX EW plant was achieved in March 2013, with first concentrate production in May 2014.

◾ Initial capital expenditure to the commencement of copper concentrate production was noted to be US$4.2 billion.

◾ At this point in time, equity shares in MLCC were stated as: Pan Pacific Copper (JX Nippon Mining & Metals 66% / Mitsui Mining & Smelting 34%) 77.37% and Mitsui & Co. 22.63%

  2014 - 2020 MLCC Operating Company (Including Historical Reserves and Production):

◾ The Mine operator, MLCC, produces an Annual Report (Memoria Annual) in Spanish and English for filing with La Comisión para el Mercado Financiero ("CMF" - translated as The Commission for the Financial Market), which is a Chilean public service that has among its main objectives to ensure the correct functioning, development, and stability of the financial markets in Chile.

◾ The MLCC operating company Annual Reports, dating from 2010, provide some information on the progress of feasibility, development, and construction of the Caserones Mine, including through to initial production from the solvent extraction, and electrowinning ("SX-EW") and concentrator plants. From 2014 through 2020, the annual reports are concerned with activities of a fully fledged operating company and all related aspects. All MLCC Annual Reports contain consolidated financial statements for the operating company.

◾ From the annual reports for MLCC, three important aspects are reported with updates from year to year: These are historical reserves (see Table 1-1); metals production (see Table 1-2); and ownership (see Table 1-3).

Historical Mineral Reserve Estimates

The MLCC Annual Reports include an annual "reserve statement" with no accompanying qualifying attributes or supporting assumptions given. MLCC's most recent reserve statement is from its 2020 Annual Report and does not adhere to CIM Guidelines for reserve reporting. This reserve statement predates EMX's acquisition of its interest in Caserones, and is therefore considered to be an historical reserve estimate.

As background, in Note 4a to the Financial Statements in its 2020 Annual Report dated May 2021, MLCC states:

  "Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's [MLCC's] mining properties. Such reserve and mineral resource estimates and changes to these may impact the Company's [MLCC's] reported financial position and results, in the following ways:
  The carrying value of property, plant and equipment and intangible assets may be affected due to changes in estimated future cash flows;

  Depreciation and amortization charges in the statement of profit or loss may change where such charges are determined using the unit of production ("UOP") method, or where the useful life of the related assets change;

  Capitalized stripping costs recognized in the statement of financial position as either part of property, plant and equipment or inventory or charged to profit or loss may change due to changes in stripping ratios;

  Provisions for rehabilitation and environmental provisions may change when reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgments regarding the existence of such assets and in estimates of the likely recovery of such assets.

The Company [MLCC] estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth, and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

MLCC's 2020 Annual Report has an historical reserve estimate, subject to the limitations and comments indicated in the previous paragraphs of this section, as given in Table 1-1 and is shown with the annual yearly historical reserves for the mine from 2010-2019. The most recent estimate from 2020 is hereby adopted as the 'historical reserve' estimate in this Technical Report as bold highlighted in the table below.

Table 1-1: Historical Caserones Reserve Statements and LOM - by Year

MLCC Annual Report Year	Tonnes (Mt)	Minerals to Concentrator (Sulphides)			Mixed Dump Leach (Leachables)			Estimated Life of Mine (LOM) Years
		CuT (%)	CuS (%)	Mo (ppm)	Tonnes (Mt)	CuT (%)	CuS (%)
2010	1,047	0.34		126	295	0.30		28
2011	1,047	0.34		126	336	0.30		28
2012	1,047	0.34		126	336	0.30		28
2013	1,047	0.33		126	336	0.30		28
2014	1,085	0.34		123	292	0.28		29
2015	1,044	0.33	0.17	124	319	0.27	0.20	28
2016	1,022	0.32	0.17	124	306	0.27	0.19	27
2017	849	0.35	0.20	132	251	0.28	0.19	22
2018	821	0.34	0.19	131	237	0.28	0.19	21
2019	710	0.37	0.18	147	406	0.23	0.16	19
2020	604	0.37	0.20	139	288	0.24	0.18	17

Source: MLCC Annual Reports - 2010 to 2020

The historical reserve statements do not use categories as defined in CIM Definition Standards, but the author considers the reported reserves to be equivalent to Proven and Probable. The author is unaware of the key assumptions, parameters, and methods used to prepare the historical estimates presented and therefor these estimates should not be relied upon. A qualified person has not performed sufficient work to classify the historical reserve estimate for Caserones as current, and the historical estimate is not considered to be a current mineral reserve.

As Caserones is an active mining operation with over seven years of production history, it is the opinion of the author that the historical reserves are relevant in that they provide a general basis for establishing the mineralized material supporting MLCC's life-of-mine forecast given nameplate flotation and SX-EW processing capacities (see section 1.6 of Technical Report) and historical production statements. However, the historical reserves should not be relied upon until verified by a qualified person. Significant compilation, review, and independent verification by qualified persons of geological, engineering, metallurgical, economic, and other data that support ongoing mining operations will be required before the historical estimate can be classified as current mineral reserves.

Operations, Environmental Liabilities, & Ownership

Information on operations, environmental liabilities, and ownership is largely limited to public information disclosed or published by the historical option-holder over the project; the current operating company (MLCC) website, with limited relevant information; scarce MLCC parent company public news releases; and the operating company (MLCC) annual reports. EMX also has access to reports from the mine operators to the Vendors showing how royalty calculations are arrived at by virtue of their ownership interest in California. This information is mostly financial in nature and is not in the public domain.

Operations - Caserones is an open pit mine producing copper and molybdenum concentrates from a conventional crusher and mill and flotation plant, together with copper cathodes from a dump leach, SX-EW plant. Construction of the production facilities began in March 2010 and production of refined copper from a dump leach by SX-EW began in 2013, followed by copper and molybdenum concentrates production in 2014. The concentrator plant has a nameplate capacity to process 105,000 tonnes/day ("t/d") to produce an annual average of up to 150,000 tonnes/year ("t/y") of fine copper in concentrates and up to 3,000 t/y of fine molybdenum in concentrates, together with a dump leach project combined with a SX-EW plant to produce up to 30,000 t/y of copper in cathodes. MLCC has published basic production information in its Annual Reports (2010 - 2020), which is summarized in Table 1-2.

Table 1-2: Historical Caserones Metals Production Statistics - by Year

MLCC Annual Report Year	Copper Concentrate		Copper Cathode
	Fine Cu (Tonnes)	Fine Mo (Tonnes)	Fine Cu (Tonnes)
2010	N/A	N/A	N/A
2011	N/A	N/A	N/A
2012	N/A	N/A	N/A
2013	N/A	N/A	16,193
2014	19,501	N/A	26,803
2015	46,788	218	28,579
2016	83,014	1,049	34,368
2017	88,643	898	32,294
2018	108,073	1,697	28,477
2019	121,499	2,778	24,566
2020	104,917	2,453	22,056

Source: MLCC Annual Reports - 2010 to 2020

According to MLCC's 2020 Annual Report, the Mine produced 104,917 tonnes of fine copper in concentrate; 2,453 tonnes of fine molybdenum in concentrate; and 22,056 tonnes of fine copper in cathodes during calendar year 2020. According to the 2020 Annual Report, the open pit operated with an average waste / ore strip ratio of 0.47 and had 17 years of remaining "useful" life. There is no available information with respect to current exploration activities, or resource and reserve development at the Caserones Mine and associated mineral concessions.

Going Concern - Also in MLCC's 2020 Annual Report as Note 2 to MLCC's Financial Statements - Going Concern:

"For the years ended December 31, 2020 and 2019, the Company incurred net losses of US$768,064,000 and US$106,781,000 respectively, and shows negative equity (deficit) of US$1,370,932,000 and US$602,854,000 as of December 31, 2020 and December 31, 2019 respectively. As of December 31, 2020 the Company presents negative working capital of US$76,998,000. The financial statements were prepared on a going concern basis. Management obtained representation from the Company's parent JX Nippon Mining & Metals Corporation ("JXNMM"), through its various subsidiaries, including MLCC Finance Netherlands B.V. ("MFN") a major direct shareholder of the Company, confirming that it is JXNMM's intention, subject to the approval of its Board of Directors and any other necessary authorizations by its shareholders, to cause the Company to be provided with necessary financing, until such time as the Company will generate sufficient funds to maintain its operations and fulfill its financial obligations on a timely basis. Such financing may be in the form of shareholder loans or equity contributions, or by other means such as bank loans with or without shareholders' guaranties or any combination of the abovementioned sources of financing."

Environmental Compliance Program - According to MLCC's Annual Report for 2020, MLCC continued a process to establish a compliance program in 2020 associated with the latest process N° 1 / ROL D-018-2019, initiated by the Chilean state Superintendence of the Environment (Superintendencia del Medio Ambiente or "SMA"), on February 19, 2019, in which 18 environmental infractions at Caserones were documented and sanctioned, some of which dated back to previous sanctioning processes. MLCC currently has an agreement with the SMA in terms of solving 16 of the 18 infractions, including the submission of an updated Environmental Impact Assessment for the Mine, whilst two of the infractions are still subject to legal processes. MLCC is potentially subject to fines, revocation of certain environmental permits, or, in the worst case, (temporary) closure, if it fails to meet its commitments with the SMA.

Ownership - An update to the Caserones Operating Company, MLCC, ownership structure was provided in the MLCC 2020 Annual Report in Note 1 of the Financial Statements:

"The shareholders of the Company as of December 31, 2020 are MLCC Finance Netherlands B.V., a subsidiary of Eneos Holdings Inc. (the ultimate parent of the Company), with 68.68% participation; NCR Canada Enterprises Corp. with 2.83% participation; Nippon Caserones Resources Co., Ltd. with 21.40% participation; and Mitsui Bussan Copper Investment & Co. with 7.09% participation".

A change in ownership from December 31, 2020 to February 2021 is documented as a subsequent event to the 2020 Annual Report and is indicated in Note 29 to the Financial Statements as follows:

"On November 9, 2020, JX Nippon Mining & Metals Corporation announced that it has reached a basic agreement with Mitsui Mining & Smelting Co., Ltd. and Mitsui & Co., Ltd., joint investors in the Caserones Copper Mine, on the transfer to the Company of all their rights and interests in the mine (Mitsui Kinzoku: 25.87%, Mitsui & Co.: 22.63%). During February 2021, all the remaining liquidation of shares and debt were finalized. Further, we don't anticipate significant impacts in the operation of Caserones as a consequence of this transaction as JX Metals remains the operator".

Table 1-3: Historical Ownership Structure of Caserones Operating Company MLCC - by Year

MLCC Annual Report Year	Pan Pacific Copper Co. Ltd. (1) %	PPC Canada / NCR Canada Enterprises Corp. %	Mitsui Bussan Copper Investment & Co. Ltd. %	MLCC Finance Netherlands BV (2) %	Nippon Caserones Resources Co., Ltd. (3) %
2010	50.56	24.44	25.00
2011	50.56	24.44	25.00
2012	60.28	14.72	25.00
2013	66.58	9.54	23.88
2014	68.34	9.03	22.63
2015	68.34	9.03	22.63
2016	68.34	9.03	22.63
2017 *	21.40	2.83	7.09	66.68
2018	21.40	2.83	7.09	66.68
2019	21.40	2.83	7.09	66.68
2020 **		2.83	7.09	68.68	21.40

Source: MLCC Annual Reports - 2010 to 2020

Source: JX Nippon Mining & Metals Corporation News Releases - 2020

(1) Pan Pacific Copper Co. Ltd. owned JX Nippon Mining & Metals Corporation 67.8% / Mitsui Mining & Smelting Co. Ltd. 32.2%.

(2) Subsidiary of Eneos Holdings Inc. (as is JX Nippon Mining & Metals Corporation).

(3) Nippon Caserones Resources Co., Ltd. initially owned by JX Nippon Mining & Metals Corporation 67.8% / Mitsui Mining & Smelting Co., Ltd. 32.2%, and subsequently in November 2020, Mitsui Mining & Smelting Co., Ltd. commits to transfer its participating ownership to JX Nippon Mining & Metals Corporation.

(*) Debt for equity swap dated March 31, 2017 with MLCC Finance Netherlands BV.

(**) February 12, 2020: JX Nippon Mining & Metals Corporation, Pan Pacific Copper Co., Ltd. and Mitsui Mining & Smelting Co., Ltd. (Mitsui Kinzoku) announced that the Caserones Copper Mine-related business in the Republic of Chile is to be transferred to a venture company directly funded by JX Metals and Mitsui Kinzoku, namely Nippon Caserones Resources Co., Ltd.

(**) April 1, 2020: Shareholdings transferred from Pan Pacific Copper Co. Ltd. to Nippon Caserones Resources Co., Ltd.

(**) November 9, 2020: JX Nippon Mining & Metals Corporation announced that it had reached a basic agreement with Mitsui Mining & Smelting Co., Ltd (Mitsui Kinzoku) and Mitsui & Co., Ltd., joint investors in the Caserones Copper Mine, on the transfer to the JX Nippon Mining & Metals Corporation of all their rights and interests in the mine (Mitsui Kinzoku: 25.87%, Mitsui & Co.: 22.63%).

EMX does not have the data or supporting information to independently verify the disclosures above, but believes that they were accurate and were not misleading at the time of disclosure.

Conclusions and Recommendations

Although current technical and other information for the Caserones Mine is generally unavailable, the Mine has been operating since 2013 (dump leach) and 2014 (concentrator plant), with public information available in relation to historical reserves and annual production of copper in cathode, copper in concentrate and molybdenum in concentrate since initiation of production. The Caserones Royalty holders (Vendors) have been receiving quarterly royalty payments since inception of the mining operations. EMX has received its first royalty payment distribution (dividend) from California to Tercero relating to Q2 2021 production as disclosed in EMX's September 14, 2021 news release, its second royalty payment distribution relating to Q3 2021 production as of November 30, 2021, and its third royalty payment distribution relating to Q4 2021 production as of February 28, 2022. See Table 1-4 for the calendar year 2021 Royalty payment calculations.

According to MLCC, at year end 2020, the mine had a forecast mine life of 17 years. While environmental infractions have resulted in fines and sanctions from the Chilean authorities, there is a clear program of remediation and improvement approved by the Chilean government to overcome these problems. JX Nippon has publicly indicated the importance of Caserones as a source of clean, high-quality concentrates and cathodes to smelters and the market in general, and its financial commitment to MLCC. MLCC's mineral concessions are in good standing, and no immediate threat to ongoing production and resulting royalty payments has been identified.

Table 1-4: Royalty Calculations in US$ for Calendar 2021

		2021				YTD
NSR Item	Source	Q1*	Q2**	Q3**	Q4**	Total 2021
		US$ K	US$ K	US$ K	US$ K	US$ K

Copper Cathode Income	MLCC NSR Report	31,208	49,913	28,312	29,047	138,480
Copper Concentrate Income	MLCC NSR Report	186,865	268,314	213,635	264,200	933,014
Molbdenum Concentrate Income	MLCC NSR Report	14,702	19,864	13,561	23,905	72,032
Total Income From Sales - Before Deductions	MLCC NSR Report	232,775	338,091	255,508	317,152	1,143,526

Total Permitted Deductions	MLCC NSR Report	-17,093	-18,629	-15,453	-23,382	-74,557
NSR Total After Deductions	MLCC NSR Report	215,682	319,462	240,055	293,770	1,068,969

NSR to Royalty Holders @ 2.88% (Pre-Tax)	MLCC NSR Report	6,212	9,201	6,914	8,461	30,786

Calculated Royalty to EMX @ 0.418% (Pre-Tax)	EMX Calculation	902	1,335	1,003	1,228	4,468

* Q1 2021 Royality payment not applicable to EMX
** Q2, Q3, and Q4 2021 Royality payments made to EMX

Source: EMX 2022

Based upon the historical information available and more recent publicly available information, together with information provided by EMX, the author is aware that the Caserones Mine operator reported material net losses in 2019 and 2020, and that there are environmental liabilities and sanctions applicable to the operation that could be a potential risk to EMX's cash flow from payments of the EMX Royalty. However, it appears that MLCC has put in place adequate financing to continue operations and is actively addressing the environmental issues. The author is unaware of any other significant factors or risks that may affect access, title, or the right or ability for MLCC to continue operating the Caserones Mine to produce copper and molybdenum concentrates and copper cathodes for the duration of the projected life of mine.

The author recommends that EMX continue to monitor and update available information sources in order to maintain and improve its working knowledge of the Caserones Mine and operation. EMX should make representations to MLCC via California, together with the other shareholders, to obtain permission to conduct a site visit, which right should be exercised as soon as conditions permit."

Qualified Person

Consulting geologist Gregory W. Walker, SME Registered Member, an independent Qualified Person as defined by NI 43-101 and author of the Caserones Technical Report, has reviewed, verified and approved the above disclosure with respect to the Caserones Mine.

Timok Royalty

The Company has royalties on properties in eastern Serbia's Timok Magmatic Belt. These royalty interests include an uncapped NSR royalty on the Timok Project's Brestovac license covering the Cukaru Peki Upper Zone copper-gold mining operation and the Lower Zone porphyry copper-gold resource project. Zijin controls 100% of the Timok Project.

EMX considers the Timok Project's Brestovac royalty property containing the Cukaru Peki Upper Zone and Lower Zone projects to be a property material to the Company for the purposes of NI 43-101. EMX filed an amended and restated Technical Report under its profile on SEDAR entitled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated March 25, 2022 and with an effective date of December 31, 2020 by Mineral Resource Management LLC (the "Timok Technical Report").

The following description of the Timok Project's Upper Zone Mine and Lower Zone resource project, and the NSR royalty interest of EMX with respect to the Timok Project is a direct reproduction of the summary from the Timok Technical Report, and accordingly, the Timok Technical Report is hereby incorporated by reference into this AIF.

"Introduction

EMX Royalty Corporation ("EMX" or the "Company") (TSX Venture: EMX; NYSE American: EMX) is required by Canadian Securities Administrators ("CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") to prepare and file with certain Canadian securities commissions a Technical Report on the Timok Project (the "Project" or "Timok Project") with respect to its royalties on future production from the Project. The Project is located in the Bor District of eastern Serbia and is owned and operated by Zijin Mining Group Co., Ltd. ("Zijin"), a publicly traded company listed on the Hong Kong stock exchange.

EMX's royalty on the Project initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovać West, to Reservoir Capital Corp. ("Reservoir Capital"), for uncapped net smelter return ("NSR") royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital later transferred those interests to Reservoir Minerals Inc. ("Reservoir Minerals"). Subsequently, EMX acquired 0.5% NSR royalty interests covering the Brestovać and Durlan Potok properties (EMX news releases, February 4, 2014 and October 5, 2020), which along with Brestovać West, are included in the Timok Project controlled by Zijin.

Thus, this amended and restated Technical Report has been prepared by Kevin Francis of Mineral Resource Management LLC ("MRM") for EMX which holds royalty interests (not direct ownership) in the Project. This Technical Report is dated March 25, 2022 and amends and restates the original Report entitled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated February 26, 2021 and with an effective date of June 19, 2018. This amended and restated Technical Report: a) corrects improper units in Tables 1-3 and 15-1.

Mining companies are not (typically) required to, and as a matter of practice, do not normally disclose detailed information to companies that hold a royalty interest in their operations unless legally or contractually mandated to do so. Zijin has not made any information available to EMX despite several requests. Therefore, access to information and details regarding the Project is limited to what is available in the public domain.

Pursuant to Part 9.2(2) of NI 43-101, the qualified person ("QP") preparing a technical report on Form 43-101F1 for an issuer that only has a royalty interest in a mineral project is not required to perform an onsite visit of the Project, nor is the QP required to complete those items under Form 43-101F1 that require data verification or inspection of documents. EMX is relying on the exemption available under Part 9.2(2) of NI 43-101 for the completion of this Technical Report.

All dollar amounts stated in this document are United States Dollars.

Location and Access

The Timok Project is located in eastern Serbia on a gently rolling plateau between 300 and 400 meters above sea level and has a moderate-continental climate. It occurs 5 kilometers south of the town of Bor, which is a regional administrative and mining center located approximately 250 kilometers by road southeast of Belgrade, the capital of Serbia. The site is favorably located for mining infrastructure (road, rail, power, water) and nearby the recently upgraded copper smelter complex in Bor. The Universal Transverse Mercator System (UTM) coordinates (the World Geodetic System, 1984) of the approximate center of the Čukaru Peki deposit are 4874888 N and 590706 E (UTM zone 34).

Description of State Royalty and EMX's Royalties

The Serbian government collects a royalty of 5% NSR for metallic raw materials (per the "Guide for Investors", Ministry of Natural Resources, Mining and Spatial Planning, 2011). Additional royalties that are due, such as EMX's royalty interests, are individually negotiated for each mineral permit.

EMX's Royalties

EMX's Brestovać Royalty. The Brestovać royalty was originally granted to Euromax by Reservoir Capital via a royalty agreement (the "Royalty Agreement") executed in 2010. EMX acquired Euromax's NSR royalty interests in 2013 (EMX news release, February 4, 2014). The Royalty Agreement contains a provision for the reduction of the 0.5% NSR royalty rate under certain express and specific circumstances. Upon a thorough review of the Royalty Agreement and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the NSR royalty rate remains at 0.5%.

Furthermore, there is no mechanism for the royalty to be reduced in the future. EMX's royalty areas are shown in Figure 1-1 below.

Source: EMX 2020

Figure 1-1: EMX Royalty Interests and Permit Location Map

Other EMX Timok Royalty Properties. The Company also has two additional Timok royalty properties, including Brestovać West and Durlan Potok.

• Brestovać West is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. Brestovać West contains the Corridor Zone gold prospect and occurs directly west of Brestovać.

• Durlan Potok is covered by a 0.5% NSR royalty and occurs in the Timok Belt approximately 20 kilometers north of Brestovać and Čukaru Peki.

History

The earliest known historic exploitation (copper mining and smelting) occurred as early as 5500 BC, and continued during the Bronze Age and Roman era. In the late 19th century, prospecting in the Bor District led to the discovery of the copper and gold-rich Coka Dulkan and Tilva Ros deposits in 1902 with mining commencing in 1907 and continuing until 1941. Known historical exploitation in the Timok Project area of Brestovać-Metovnica was trial mining of copper and zinc mineralization in the 1930's.

The Bor mines and smelter were rehabilitated after the Second World War and operated to the 1990s by the Yugoslav State, and then later by the state- owned RTB Bor. During this period a number of significant porphyry and high-sulfidation ("HS") epithermal deposits were discovered in the Bor District and put into production. The Timok Project mineralization had not yet been recognized. During 1990-2002, due to the political uncertainty and conflict in the former Yugoslavia, no significant mineral exploration was undertaken, although the Serbian government did issue exploration permits and concessions in 2002.

By 2004, mineral exploration activities in the Timok area were reinitiated with the arrival of western companies including Phelps Dodge (now Freeport), Eurasian Minerals (now EMX), Euromax and Dundee. Reservoir Minerals acquired Eurasian Minerals' Serbia exploration assets in 2006, which led to EMX's current Brestovac West retained royalty interests.

Significant exploration work on the Project commenced with the formation of the Reservoir/Freeport JV in 2010. JV field work during 2010-2016 included geological mapping, geochemical surveys, and geophysical surveys (e.g., CSAMT, etc.). These surveys covered target areas where Miocene sediments overlie the concealed and prospective Upper Cretaceous volcanic rocks that host mineralization in the Bor District. The CSAMT data contributed significantly to the discovery of the Upper Zone mineralization, which was announced on July 16, 2012 by Reservoir Minerals.

After acquiring a 55% equity interest under the JV agreement, Freeport gave notice to Reservoir Minerals in July 2012 that it had elected to sole fund expenditures through the completion of a feasibility study. JV drilling through 2016 carried out on the Upper Zone (59,333 m) and Lower Zone (42,380 m) deposits resulted in an historical Upper Zone resource estimate in 2014 that was updated in 2016 as a PEA. These historical mineral resources established a basis from which subsequent mineral resource estimates evolved. The historical estimates are superseded by the current Zijin estimates presented in this Technical Report.

In 2016, Reservoir announced a definitive agreement with Nevsun to combine their respective companies (Reservoir news release, April 24, 2016). This triggered the exercise by Reservoir of its right of first offer ("ROFO") in respect of the Timok JV agreement with Freeport. As a result, Reservoir acquired Freeport's interest in the Upper Zone of Čukaru Peki (thereby consolidating 100% control), and increased its interest in the Lower Zone (Reservoir news release, May 2, 2016). Nevsun closed the acquisition of Reservoir as announced in a June 23, 2016 news release.

In 2017, Nevsun reported an updated PEA for the Upper Zone with measured and indicated resources of 28.7 million tonnes averaging 3.7% copper and 2.4 g/t gold, and inferred resources of 13.9 million tonnes averaging 1.6% copper and 0.9 g/t gold at a Resource NSR cutoff of US$35/tonne (based upon $3.49/lb Cu, $1,565/oz Au, and technical and economic parameters given in the PEA study) (Nevsun news release, October 26, 2017 and SEDAR filed technical report titled "Technical Report for a Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia" with an effective date of September 1, 2017 and report date of November 27, 2017 authored by SRK Consulting (Canada) Inc.). Site preparation activities in 2017 advanced the construction of a portal and exploration decline.

In 2018, an Upper Zone PFS was completed by Nevsun with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 g/t gold based upon metal prices of $3.00 per pound copper and $1,300 per ounce gold (Nevsun news release, March 28, 2018). Subsequently, an initial inferred resource estimate was announced for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff of 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold (Nevsun news release, June 26, 2018 and SEDAR filed Technical Report titled "NI 43-101 Technical Report - Timok Copper- Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone" with an effective date of June 19, 2018 and report date of August 7, 2018 authored by Hatch, SRK, and Knight Piesold).The mining method was assumed to be by block cave.

The mineral resource and reserve estimates by previous operator Nevsun are relevant. They use mineral resource and reserve categories as defined in the CIM Definition Standards (and by extension NI 43-101) and can be relied upon. The Nevsun mineral resource and reserve estimates provided the basis for Zijin's re-statement of current mineral resource and reserve estimates in its 2020 Annual Report.

Late in 2018, Nevsun announced that an offer by Zijin to purchase Nevsun had been successful (Nevsun news release, December 28, 2018). This provided Zijin with 100% control of the Upper Zone, and a joint venture interest with Freeport on the Lower Zone. In December, 2019 Zijin purchased Freeport's remaining 54% interest in the Lower Zone porphyry (Zijin news releases, November 3, 2019 and December 30, 2019). The end result of Zijin's acquisition activities from 2018-2019 was to consolidate 100% control of the Timok Project, which included the Cukaru Peki deposit's Upper and Lower Zones.

To date, there has been no significant production registered from the Brestovać - Metovnica permit or other Project permits.

Geology and Mineral Resource Estimates

Čukaru Peki is a copper-gold deposit comprised of two different types of mineralization - the high sulfidation style Upper Zone ("UZ") and the porphyry style Lower Zone ("LZ"). The deposit is located within the central zone (or Bor District) of the Timok Magmatic Complex. The Timok Magmatic Complex is located within the central segment of the Late Cretaceous Apuseni-Banat-Timok-Srednogorie magmatic belt in the Carpatho-Balkan region of southern-eastern Europe. The Apuseni- Banat- Timok-Srednogorie belt forms part of the western segment of the Tethyan Magmatic and Metallogenic Belt, which lies along the southern Eurasian continental margin and extends over 1,000 km from Hungary, through the Apuseni Mountains of Romania, to Serbia and Bulgaria and on to the Black Sea.

The Mineral Resource estimates for the Upper Zone and Lower Zone were reported in Zijin's 2020 Annual Report issued on April 28, 2021. The estimates reported by Zijin and set forth in Tables 1-1 and 1-2 have been conformed to the requirements of NI 43-101.

The 2020 Mineral Resource statement reported by Zijin for the Upper Zone of the Čukaru Peki deposit is shown in Table 1-1. The Mineral Resources are inclusive of Mineral Reserves.

Table 1-1: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity Mt	Grade			Metal
		% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	2.20	8.6	5.70	0.29	0.19	0.40
Indicated	26.60	3.3	2.10	0.20	0.87	1.80
Measured and Indicated	28.70	3.7	2.40	0.20	1.05	2.20
Inferred	13.90	1.6	0.90	0.06	0.23	0.42

1. The Resource NSR cutoff value used to report the estimate is $35/tonne.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The 2020 Mineral Resource statement reported by Zijin for the Lower Zone of the Čukaru Peki deposit is shown in Table 1-2.

Table 1-2: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Lower Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal Contained
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Inferred	Lower Zone Porphyry	1,659	0.86	0.18	0.01	14.3	9.6
Total-Inferred		1,659	0.86	0.18	0.01	14.3	9.6

1. The cutoff value used to report the mineral resource estimate is $25/tonne and has been reported using a US dollar equivalent cutoff value based on copper price of $3.00/lb, gold price of $1,400/oz, and an 87% recovery for copper and a 69% recovery for gold for assessing eventual economic potential of the mineral resources.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Mineral Reserve

The Mineral Reserve statement for the Upper Zone of the Čukaru Peki deposit was reported in Zijin's 2020 Annual Report issued on April 28, 2021. The estimate reported by Zijin and set forth in Table 1-3 has been conformed to the requirements of NI 43-101.

Table 1-3: 2020 Zijin Annual Report Mineral Reserve Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity (kt)	Grade			Contained Metal
		(% Cu)	(g/t Au)	(% As)	Cu Mlb	Au Moz	(kt As)
Proven	0	0.00	0.00	0.00	0	0	0
Probable	27,121	3.25	2.06	0.17	1,944.1	1.792	47
Total	27,121	3.25	2.06	0.17	1,944.1	1.792	47

1.  Metal prices used include $3.00/lb Cu and $1,300/oz Au.

2.  A Reserve NSR cut-off of $35/tonne was used to optimize the sublevel caving ring layout.

3.  Contained metal figures and totals may differ due to rounding of figures.

Status of Development and Operations

Zijin has not provided public technical disclosure on the Timok Project regarding mining, economic analysis or other development considerations. However, there are relevant public disclosures that provide general context for the pace of development, expected production scope, and timing for production. In MRM's opinion, these disclosures provide important context for an overall understanding of EMX's Upper Zone royalty asset.

On April 22, 2020 International Mining published on their website the following regarding initial production at the Project. "CPM Consulting, which has a supervisory role at the massive Timok copper-gold project for Zijin Bor Copper, the Serbian unit of China's Zijin Mining Group, says the operation will produce 3.3 Mt/y (10,000 t/d) of ore from the Čukaru Peki Upper Zone mine. The operation also represents the first big European project for Chinese mining contractor JCHX, which set up local company JCHX Kinsey Mining Construction doo Bor to manage the mine construction. JCHX has been busy sinking the ventilation shaft at the site and developing the main decline. First copper from the Upper Zone mine is still expected by end 2021."

Zijin stated in a news release, dated June 16, 2021, that they "recently obtained the trial production permit for the processing facilities issued by the Serbian Ministry of Mining and Energy, and have entered the trial production stage. At present, the construction of the processing facilities of the project has been completed, and trial production and operation, construction conclusion and greening, etc. are being conducted at full speed. It is planned that all work of the trial production stage shall be completed for submission to the Ministry of Mining for acceptance check before September of this year. This will achieve a smooth transition from mine infrastructure construction to production and operation."

MRM does not have the data or supporting information to independently verify the disclosures above, but believes that they were accurate and not misleading at the time of disclosure.

Conclusions and Recommendations

MRM is unaware of any significant factors or risks that may affect access, title, or the right or ability for Zijin to advance the Timok Upper Zone development project to production, or of continuing to explore the Lower Zone resource project. The Upper Zone and Lower Zone are both covered by EMX royalty interests.

MRM recommends that EMX continue to request all current information related to the Timok Project from Zijin Mining Group to allow for an independent evaluation of the Project."

Qualified Person

Mineral Resource Management LLC's Kevin Francis, SME RM, an independent Qualified Person as defined by NI 43-101, and author of the Timok Technical Report, has reviewed, verified and approved the above disclosure with respect to the Timok Project.

Gediktepe Royalty

The Company has NSR royalties on the Gediktepe Mine development project in western Turkey, which is operated by Lidya Madencilik (Polimetal), a private Turkish company.

EMX considers that the Gediktepe royalty is a property material to the Company for the purposes of NI 43-101. EMX filed a Technical Report under its profile on SEDAR entitled "Gediktepe Project - Balıkesir Province, Turkey NI 43-101 Royalty Technical Report" dated March 21, 2022 and with an effective date of February 1, 2022 by DAMA Engineering Inc. (the "Gediktepe Technical Report").

The following description of the Gediktepe Mine and the royalty interest of EMX with respect to the Gediktepe Mine is a direct reproduction of the summary from the Gediktepe Technical Report, and accordingly, the Gediktepe Technical Report is hereby incorporated by reference into this AIF.

"Introduction

EMX Royalty Corporation (TSX Venture: EMX; NYSE American: EMX) ("EMX" or the "Company") entered into an agreement (the "Royalty Purchase Agreement") dated July 29, 2021, with SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") to purchase a portfolio of royalty interests and deferred payments (the "Royalty Portfolio"). The Royalty Portfolio includes the Gediktepe Project Net Smelter Return ("NSR") royalties (the "Gediktepe Royalties") on the oxide and sulfide mineralized zones of the Gediktepe polymetallic massive sulfide project in Western Turkey (the "Project"). The Project became material to EMX upon closing of the purchase of the Royalty Portfolio on October 21, 2021. EMX is required by Canadian Securities Administrators ("CSA") National Instrument 43-101 ("NI 43-101") to prepare a Technical Report on the Project with respect to the Gediktepe Royalties.

EMX holds royalty interests (not direct ownership) in the Project. Mining companies are not (typically) required to, and as a matter of practice do not normally disclose detailed information to companies that hold a royalty interest in their operations unless legally or contractually mandated to do so. EMX has requested all the current technical data from the private Turkish operator, Polimetal Madencilik Sanayi ve Ticaret A.S. ("Polimetal"), in order to conduct a detailed independent assessment of Gediktepe for this Technical Report. However, EMX has not yet received this data, and according to the underlying royalty agreement, does not have data rights beyond onsite reviews. EMX will continue to request the Project data directly from Polimetal.

There have been two previous Technical Reports describing the Project filed on SEDAR: the first is titled "Technical Report - Prefeasibility Study - Gediktepe Project, Balıkesir Province, Turkey" with an effective date of June 1, 2016 ("PFS16") prepared by Resource Development Inc., SRK Consulting (U.S.) Inc. and Independent Mining Consultants, Inc. for Alacer Gold Corp. ("Alacer") and Polimetal, and the second is titled "Gediktepe Prefeasibility Study" ("PFS19") dated April 3, 2019 with an effective date of March 26, 2019 prepared by OreWin Pty. Ltd. ("OreWin") for Alacer. These reports document the outcome of PFS-level technical work on Gediktepe's oxide and sulfide polymetallic mineralized zones performed on behalf of Polimetal, which was owned 50% by Lidya Madencilik San. ve Tic. A.Ş., a private Turkish company ("Lidya"), and 50% by Alacer, formerly a reporting issuer in Canada. The Project and Polimetal are now 100% controlled by Lidya. Lidya has also provided EMX with a 2020 internal report titled "Gediktepe Project Oxide Technical Report" ("TR20") with an effective date of March 1, 2020. The TR20 report was largely taken from PFS19, although updates and refinements to the oxide processing flowsheet were proposed. Unless otherwise specified, the contents of this Technical Report have been excerpted from, or based upon, the aforementioned PFS16, PFS19, and TR20 reports. In addition, information and Project updates verbally communicated by Lidya during two onsite field visits were noted, and where appropriate, used to provide more recent context for the status of the Project. For simplicity in this document, references to Lidya also refer to Polimetal, the operating entity, when citing information dated after July 2019, when Lidya acquired 100% interest in Polimetal.

Property Description and Ownership

The Gediktepe Project is located in the Balıkesir province of Western Turkey (Figure 1-1). The UTM Zone 35N, European Datum coordinates of the approximate center of the Project are 636,000E, 4,358,000N.

Figure from OreWin, 2019

Figure 1-1: Project Area Location Map

EMX completed the purchase of the Gediktepe Royalties based upon the terms and conditions of the Royalty Purchase Agreement with SSR Mining and certain of its subsidiaries to purchase the Royalty Portfolio. The Royalty Portfolio included the Gediktepe Royalties consisting of: (i) a perpetual 10% NSR royalty over metals produced from the oxide zone (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone (predominantly copper, zinc, lead, silver, and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold equivalent as referenced from the 2019 Share Purchase Agreement between Alacer and Lidya).

The following Project license and permits have been confirmed as being current and in good standing.

  The General Directorate of Mining and Petroleum Affairs (GDMPA) approved the merging of Operating License (OL) 20054077 and Exploration License (EL) 201400291 into one OL (RN 85535) on July 29, 2016. RN 85535 is valid until June 23, 2036. The Gediktepe OL (RN 85535) covers a total area of 1,486.99 ha and is held by Polimetal (now wholly owned by Lidya).

  On February 21, 2018, the GDMPA also approved Polimetal's application for a production permit for clay and aggregate for three locations within RN 85535.

The Gediktepe mining licenses do not have any associated royalties to a third party other than EMX's Gediktepe Royalties and a government royalty, which consists of royalty rates defined by commodity and metal price.

As of the effective dates of the PFS19 and TR20 reports, a series of final permits were pending in anticipation of a follow-on Feasibility Study and initiation of construction. However, it is known from site visits conducted by DAMA in 2021 that Project construction and initial mining of the oxide phase of the Project had commenced, implying that the necessary permits had been received.

To DAMA's knowledge, there are no significant factors or risks that may affect access, title, or the right ability to perform work on the Project, and by extension Lidya's ability to meet its royalty payment obligations to EMX.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project is located 67 km (air distance) southeast of Balıkesir Province center and 38 km east-southeast of the Bigadiç township. It is accessed along 102 km of paved road from the city of Balıkesir (population 1,189,075) on highway D555 through the town of Bigadiç (population 48,470). The closest settlements to the Gediktepe Project site are the Hacıömerderesi neighborhood, the Aşıderesi neighborhood, affiliated with the Hacıömerderesi neighborhood, and the Meyvalı neighborhood.

The terrain at the Project is mountainous with steep erosional valleys. Elevations in the Project area range from 974-1,482 m above sea level (masl). Coniferous trees cover most of the Project site, with occasional open meadows in areas of less-steep terrain.

The local climate is hot and arid during the summer and warm during the fall. There is snow from December through February but typically not as a significant accumulation. Spring is often the rainy  period.

The main economic income sources in the area are forestry, agriculture, and animal husbandry.

As of the effective dates of PFS19 and the TR20 reports, an adequate water supply system needed to be established for the Project as there was no developed system in the area capable of supporting a project of Gediktepe's size. From DAMA's site visits, it appears that Lidya has been taking the steps to develop a pipeline to provide the necessary water for the Project.

A 39.6 km-long 34.5 kV power transmission line (PTL) was constructed between Dursunbey substation and Kürendere to provide power to the Project. This PTL will provide adequate electrical power for site operations.

Given Gediktepe's physiographic and climatic conditions DAMA believes that year-round operations of the Project are possible. Adequate local manpower is available to support mining operations. To DAMA's knowledge, with adequate power and access to suitable areas for Project infrastructure, the principal contingency requiring final confirmation of resolution is Polimetal's completion of the pipeline to provide an adequate water supply for the Project.

Geology

The Gediktepe regional geology comprises Upper Paleozoic metamorphic rocks and Lower to Middle Miocene intrusives and volcanics. These rocks are stratigraphically overlain by Triassic carbonates and fragmental units, Jurassic limestone, and an Upper Cretaceous ophiolitic mélange. Oligocene and Lower Miocene intrusions cut the Paleozoic metamorphic and Upper Cretaceous ophiolitic rocks, establishing in the region what is now called the Alaçam Mountains granites, which outcrop in an arc-shaped geometry over an area of nearly 30 km2. Lower Miocene volcanic rocks are positioned stratigraphically above Paleozoic to Upper Paleozoic metamorphics and Upper Cretaceous ophiolitic mélanges.

Upper Paleozoic metamorphics are the most common units at Gediktepe, with the stratigraphic sequence, from top to bottom, being:

  Dacite and Pyroclastic (top)
  Calcschist
  Feldspar-Quartz Schist
  Chlorite-Sericite Schist
  Quartz Schist (bottom)

The second-most common rocks at the Project are the Lower to Middle Miocene volcanics, observable around Karadikmen Hill, southwest of Gediktepe. These rocks are comprised of altered dacite-rhyodacites characterized by lava flows and pyroclastics.

The youngest units at the Project are mineralized gossan and ferricrete, along with talus, colluvium, and alluvium, all being weathering products of the host rock.

Mineralization and Deposit Type

The Project is a massive sulfide deposit hosted in schists. The sulfide zone is polymetallic with potentially economic values of zinc, copper, gold, and silver. The upper portions of the Gediktepe deposit have been weathered, leached, and oxidized by naturally occurring acidic surface water and ground water. The oxide zone hosts gold-silver mineralization, but is nearly devoid of base metals.

Mineralization at the Project is associated with greenschist facies units that are interpreted to represent massive sulfide deposition that was syngenetic with sedimentary units. These units are now elongated along a north-easterly trending structural zone that has been metamorphosed to schist. The massive sulfide-type mineralization occurs as lens-shaped units trending north-easterly and dipping at approximately 20° to 40° to the northwest. The major sulfide zone minerals are sphalerite and chalcopyrite. Pyrite is ubiquitous.

Potentially economic gold-silver-copper-zinc mineralization is present to varying degrees, and is divided into five main types, as summarized in Table 1-1.

Table 1-1: Mineralization Types

Horizon	Mineralization Type
Oxide	Gossan
Sulfide	Massive Pyrite
Massive Pyrite-Magnetite
Enriched
Disseminated Sulfide

Table from OreWin, 2019

The units are cut by later north-westerly trending post-mineralization structures.

The characteristics of the Gediktepe mineralization have been interpreted as a convex-up massive sulfide type deposit, which implies a syngenetic style of sulfide mineralization. Subsequent weathering and oxidation are responsible for the development of the oxide and gossan horizons.

History

Ownership History

The Gediktepe mining licenses are held by Polimetal Mining Industry and Trade Inc., otherwise known as Polimetal Madencilik San. ve Tic. A.Ş., which was formed in 2011 as a joint venture (JV) company between Lidya (50%) and Alacer (50%). The Gediktepe deposit was discovered in 2012-2013 by the JV. Alacer entered into an agreement (the "2019 Share Purchase Agreement") with Lidya in July 2019 to sell its 50% non-operating ownership interest in the Project to Lidya, whereby Alacer retained the Gediktepe Royalties, consisting of a) a 10% NSR royalty on all oxide ore production, and b) a 2% NSR on all sulfide ore production. The sale to Lidya resulted in Lidya consolidating 100% control of Polimetal and the Gediktepe Project. Subsequently, Alacer and SSR Mining completed a merger transaction in September 2020, whereby Alacer became a wholly owned subsidiary of SSR Mining. EMX purchased the Gediktepe Royalties from SSR Mining upon closing of the Royalty Purchase Agreement on October 21, 2021.

Historical Exploration and Drilling

There were five phases of core (DD) and reverse circulation (RC) exploration drilling at Gediktepe, commencing in 2013 and ending in 2018. This resulted in 438 DD holes totaling 56,898 meters and 191 RC holes totaling 13,229 meters. Of the total drillhole database, a subset of drilling comprised of 624 DD and RC holes totaling 68,968 m was used for geological modelling and resource estimation work in the PFS19 report by OreWin.

Historical Grade Estimation

Historical resource block model grades were estimated using either ordinary kriging (OK) or inverse distance weighting to the power of two (ID2). Depending on the domain being estimated, composites of either 1 m or 2 m (notional) length were used. The modelled estimates were assessed for levels of geological confidence, and classified into Measured, Indicated, and Inferred categories, referencing CIM guidelines (CIM, 2014). The Mineral Resource tonnages and grades were reported using NSR cut-offs and constrained within an optimized pit.

Historical Mineral Resources

The PFS19 historical Measured, Indicated, and Inferred Mineral Resources and combined Measured plus Indicated Resources for the Project at specified NSR cut-offs are presented in Table 1-2. The more-detailed breakdown of Mineral Resources by mineralogy-type is included in Section 6 of the Technical Report.

Table 1-2 summarizes "Historical Estimates" within the meaning of NI 43-101. The source of the estimates is Section 14 of PFS19, as repeated in TR20. The historical estimates set forth in Table 1-2 do not use categories of mineral resources other than the ones set out in the CIM Definition Standards and Section 1.2 of NI 43-101. For further details on the parameters utilized in the estimates, the reader is referred to Section 14 of PFS19.

A qualified person has not performed sufficient work to classify the historical resource estimates as current mineral resources, and DAMA is not treating the historical estimates as current. Significant data compilation, confirmation drilling, re-sampling and data verification may be required by, or under the supervision of, a qualified person before the historical estimates can be classified as current mineral resources. The historical resource estimates are considered to be relevant and are presented for the purpose of describing the extent and nature of mineralization as presently understood. The historical resource estimates should not be relied upon until verified by a qualified person.

Table 1-2: Historical Gediktepe PFS19 Mineral Resources

MEASURED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au |(koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	-	-	-	-	-	-	-	-	-	-
Total Sulfide	3,999	0.67	25.1	1.01	1.83	0.34	86	3,221	40	73
Total Measured	3,999	0.67	25.1	1.01	1.83	0.34	86	3,221	40	73

INDICATED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	2,674	2.71	66.3	0.1	0.1	0.47	233	5,703	3	3
Total Sulfide	23,544	0.74	27.6	0.85	1.69	0.33	560	20,865	200	399
Total Indicated	26,217	0.94	31.5	0.78	1.53	0.34	792	26,568	203	402

INFERRED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	23	0.95	21.8	0.23	0.14	0.12	1	16	0	0
Total Sulfide	2,958	0.53	20.2	0.76	1.16	0.27	51	1,926	22	34
Total Inferred	2,981	0.54	20.3	0.76	1.16	0.27	51	1,941	23	34

MEASURED + INDICATED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	2,674	2.71	66.3	0.1	0.1	0.47	233	5,703	3	3
Total Sulfide	27,542	0.73	27.2	0.87	1.71	0.33	645	24,086	241	472
Total M + I	30,216	0.9	30.7	0.81	1.57	0.34	878	29,790	243	475

Table from OreWin, 2019

Notes (reference to Mineral Resources is used in the context as Historical Mineral Resources):

1 CIM definitions were followed for the Mineral Resources.

2 Effective Date of the Mineral Resources is March 5, 2019.

3 Mineral Resources were estimated within geologic domains by either ordinary kriging or inverse distance.

4 Mineral Resources are reported at NSR cut-offs of $20.72/t for oxide and $17.79/t for sulfide using the mineral reserve metal prices x 1.14 (+14%) and variable metal recoveries according to material and mineralization type (refer to Table 1-3 of this Technical Report and the PFS19 report for details).

5 Mineral Resources have been constrained using an optimized pit shell, to reflect reasonable prospects of economic extraction.

6 Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7 Mineral Resources are inclusive of Mineral Reserves, except for mining losses and grade dilution, which are determined through re-blocking of the resource model after declaration of the Mineral Resource.

8 Mineral Resources are quoted on a 100% project basis.

9 Totals may not match due to rounding.

Historical Mineral Reserves

The historical PFS19 Gediktepe Mineral Reserves, reported according to the CIM guidelines, are summarized in Table 1-3. Due to their polymetallic nature, the oxide and sulfide portions of the historical Mineral Reserves are quoted at different NSR cut-offs based on metal prices, metal recoveries, and on and off-site processing costs.

Table 1-3 summarizes "Historical Estimates" within the meaning of NI 43-101. The source of the estimates is Section 15 of PFS19, as repeated in TR20. The historical estimates set forth in Table 1-3 do not use categories of mineral reserves other than the ones set out in the CIM Definition Standards and Section 1.3 of NI 43-101. For further details on the parameters utilized in the estimates, the reader is referred to Section 15 of PFS19.

A qualified person has not performed sufficient work to classify the historical reserve estimates as current mineral reserves, and DAMA is not treating the historical estimates as current mineral reserves. Significant data compilation, confirmation drilling, re-sampling, data verification and updating of metal prices, engineering assumptions, and economic parameters may be required by a qualified person before the historical estimates can be classified as current. The historical reserve estimates are considered to be relevant and are presented for informational purposes to describe the extent and nature of mineralization on the Project as presently understood. The historical reserve estimates should not be relied upon until verified by a qualified person.

Table 1-3: Historical Gediktepe PFS19 Mineral Reserves

Classification	Tonnes (kt)	Grade				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Oxide
Proven	-	-	-	-	-	-	-	-	-
Probable	2,755	2.34	56.7	-	-	207	5,020	-	-
Proven & Probable	2,755	2.34	56.7	-	-	207	5,020	-	-
Sulfide
Proven	3,620	0.68	26.7	1.03	1.93	79	3,105	37	70
Probable	14,960	0.89	33.1	0.89	1.99	429	15,903	133	298
Proven & Probable	18,580	0.85	31.8	0.92	1.98	509	19,008	170	368

Table from OreWin, 2019

Notes (reference to Mineral Reserves is used in the context as Historical Mineral Reserves):

1 CIM definitions were followed for the Mineral Reserves.

2 Effective Date of the Mineral Reserve is March 5, 2019.

3 Mineral Reserves were reported using an NSR based on metal prices of $1,300/oz Au, $18.5/oz Ag, $3.30/lb Cu, and $1.28/lb Zn, smelter terms for treatment and refining charges and transport including ocean freight for sulfide concentrates.

4 Cut-offs applied were: oxide $20.67/t and sulfide $17.74/t. Additionally, enriched mineralization with a Cu/Zn grade ratio < 0.75 is considered to be waste.

5 Reported Mineral Reserves incorporate and include mining losses and grade dilution that are not reported in the Mineral Resource.

6 Only Measured Mineral Resources (and dilution) were used to report Proven Mineral Reserves and only Indicated Mineral Resources (and dilution) were used to report Probable Mineral Reserves.

7 Mineral Reserves are a subset of, not additive to, the Mineral Resources and are quoted on a 100% project basis.

8 Totals may not match due to rounding.

Historical Mining Methods

The historical PFS19 and TR20 reports propose a conventional open pit mining operation using excavators and trucks. The operation will start with the oxide zone of the deposit based on AMC Consultants Pty Ltd's ("AMC") and Lidya's mining studies. After finishing the oxide zone, the sulfide zone of the reserve will be produced. Open pit mining will be carried out by conventional diesel-powered truck and excavator, with small mining equipment (3-4 m3-excavator) used for selective mining. An experienced mining contractor will be employed for both waste removal and ore mining. The mining activities will be supervised by Lidya's team. The oxide zone operation will be performed on benches of 5 m considering ore control block dimension & slope. The operation bench height might have to change to 2.5 m as sulfide zone mining starts in order to be more selective and to decrease dilution.

Historical Recovery Methods

The laboratory metallurgical test work programs demonstrated that oxide and sulfide types of material require different treatment methods for the Gediktepe deposit.

In the treatment of oxide material, two different cyanidation alternatives have been described in the PFS19 and TR20 reports. One flowsheet alternative summarized in PFS19 is a heap leach circuit with application of 45 days cyanidation followed by Merrill Crowe processing (zinc precipitation) to produce gold-silver dore. The other alternative proposed in the PFS19 is carbon in pulp (CIP) circuit comprising metal adsorption onto carbon, desorption of recovered metal and refining. The TR20 report focused entirely on a refined heap leach - Merrill Crowe recovery approach.

The sulfide sample test results showed that saleable flotation concentrate products can be produced from conventional comminution and flotation processes.

Historical Site Infrastructure

The Project requires several infrastructure items in order to operate, including: Heap Leach Pad, Waste Storage Facility, Water and Power Supply, Access Road, Mine Site Buildings, and Water Diversion Channels. Additional infrastructures will be added during the sulfide ore stage which include a Tailing Storage Facility (TSF), ROM Pad and Stockpile Area, and both Copper and Zinc Concentrate Areas.

Historical Environmental Studies, Permitting and Social or Community Impact

Various environmental baseline studies are described in PFS19 including an EIA. Another EIA report will be compiled when the Project design is finalized at the end of the Project feasibility studies, which remains pending as of the effective date of this Technical Report. The Project has had the support of the local community since 2012. There are no protection areas near the Project area.

Historical Other Relevant Data and Information

Various components of other relevant data and information have been addressed in TR20. The Project execution plan developed by Lidya includes two main stages; 1) Finalize detailed design and construction of the oxide portion of the Project, and 2) Further feasibility studies of the sulfide portion of the Project. Progress regarding the execution plan was observed during DAMA's site visits as outlined in Section 12 of the Technical Report.

Historical Conclusions and Recommendations

Recommendations from PFS19 and TR20 are included for the Mineral Resources, Mining Methods, Process and Metallurgical Test Work, and Site Infrastructure. Historical PFS19 and TR20 suggest further work be completed to reduce uncertainty in resource classification categories, mining methods, processing and metallurgical of sulfides, and infrastructure design in order to complete a feasibility study.

Data Verification

Polimetal (Lidya) granted DAMA (Sabri Karahan, General Manager, and Mustafa Atalay, Senior Geologist, CPG) and EMX personnel (Eric Jensen, EMX General Manager of Exploration) two limited pre-planned site visits. These site visits were on August 16, 2021, and December 9, 2021. EMX has requested access to technical and other key data (e.g., ESG, permitting, etc.) from Polimetal (Lidya). However, these requests have not yet been granted as of the effective date of this Technical Report. EMX will continue seeking access to key data to further understand the Gediktepe Project's exploration potential, resources and reserves, and anticipated near term and life of mine production schedules.

Conclusions and Recommendations

Based upon the historical information available from the pre-feasibility reports, and a more recent internal report provided by Lidya, DAMA is unaware of any significant factors or risks that may affect access, title, or the right or ability for Polimetal (Lidya) to continue to advance the Project to commercial production. The Project is covered by EMX NSR royalty interests as described in this Technical Report. Conclusions and recommendations include:

  Resource classification categories assigned to Gediktepe estimates are sufficient for a prefeasibility assessment. However, more work is recommended in an effort to reduce uncertainty associated with variations in confidence levels of the resource classification categories.

  A more detailed plan will need to be outlined to maintain grade control with a high degree of accuracy.

  Mining studies have outlined a robust starter project focusing on the oxide portion of the deposit. As mining continues, precise pit slope excavation and management of in-pit water are crucial to liberate sulfide material found at the bottom of the pit and avoid prohibitive declines in recoveries.

  Polimetal (Lidya) selected a two stage crushing, conventional heap - Merrill Crowe processing flowsheet. DAMA has noted the following risks for oxide processing: "clayey' nature of ore during blending, slumping in open pit operations, and accumulation of copper in leach solution during oxide processing. DAMA recommends further investigation, clarification, and planning be conducted to resolve these risks.

  For the sulfide ore, OreWin identified risks associated with processing of enriched ore due to the pre-activation of zinc. OreWin recommends careful management of stockpile residence time to mitigate this risk. DAMA agrees with OreWin's assessment."

Qualified Persons

DAMA's Mustafa Atalay, CPG, Senior Geologist; Metin Alemdar, MIMMM, Senior Mining and Mineral Processing Engineer; Selim Yilmaz, MIMMM, Senior Mining and Mineral Processing Engineer; and Arif Umutcan Gelisen, MIMMM, Senior Mining and Mineral Processing Engineer, independent Qualified Persons as defined by NI 43-101 and authors of the Gediktepe Technical Report, have reviewed, verified and approved the above disclosure with respect to the Gediktepe Mine.

DESCRIPTION OF CAPITAL STRUCTURE

EMX's authorized capital consists of two classes of equity securities, the Common Shares, of which there are an unlimited number, and an unlimited number of preferred shares without par value.

As of March 23, 2023, EMX had 110,604,190 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of EMX's assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of EMX. Each Common Share carries one vote at such meetings. Holders of Common Shares are also entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of EMX as may be distributable to such holders.

DIVIDENDS

EMX has not, since its incorporation, paid any dividends on any of its Common Shares. EMX has no present intention to pay dividends, but EMX's Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. See "General Development of Business - Risk Factors". The Company is prohibited from paying any dividend which would render it insolvent.

MARKET FOR SECURITIES

The Common Shares are traded in Canada on the TSX-V and in the United States of America on the NYSE American under the symbol "EMX".

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-Venture during the periods indicated:

	High (C$)	Low (C$)	Volume
January 2022	2.91	2.35	362,300
February 2022	3.18	2.50	144,800
March 2022	3.30	2.68	286,300
April 2022	2.94	2.47	494,600
May 2022	2.65	2.25	264,700
June 2022	2.80	2.34	287,600
July 2022	2.53	2.30	422,500
August 2022	2.70	2.32	364,900
September 2022	2.63	2.18	305,300
October 2022	2.71	2.30	239,000
November 2022	2.63	2.34	408,100
December 2022	2.74	2.42	343,800

The following sets forth the high and low market prices and the volume of the Common Shares traded on the NYSE American during the periods indicated:

	High (US$)	Low (US$)	Volume
January 2022	2.33	1.85	3,705,000
February 2022	2.50	1.94	2,300,000
March 2022	2.58	2.10	3,725,200
April 2022	2.34	1.90	3,747,100
May 2022	2.07	1.72	2,514,000
June 2022	2.23	1.81	1,685,900
July 2022	1.97	1.77	2,089,000
August 2022	2.12	1.80	2,407,300
September 2022	1.98	1.57	3,162,500
October 2022	2.02	1.66	2,082,300
November 2022	1.95	1.69	2,272,700
December 2022	2.04	1.77	2,487,400

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of each director and executive officer of the Company, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held and Date of Appointment
Brian Bayley (2) (3) (5) British Columbia Canada	Executive Chairman of Earlston Investments Corp. (private merchant bank), January 2018 to present.
President of Earlston Management Corp. (private management company), December 1996 to present.
	Director and officer of several private and public companies.	Director May 13, 1996
Christina Cepeliauskas British Columbia Canada	Chief Administrative Officer of the Company, July 2020 to present. Former Chief Financial Officer of the Company from September 2008 to June 2020.	Chief Administrative Officer July 1, 2020
David Cole Colorado United States of America	President and CEO of the Company, March 2003 to present.	President, CEO and Director November 24, 2003
Rocio Echegaray British Columbia Canada	Corporate Secretary of the Company, November 2019 to present.
Corporate Secretary of Prophecy Development Corp. from March 2019 to November 2019.
	Assistant to the Corporate Secretary of Minco Mining Group from April 2015 to April 2018.	Corporate Secretary November 18, 2019
Sunny Lowe (2) (5) Ontario Canada	Chief Financial Officer of Solaris Resources Inc., a multi-asset copper company exploring and developing in the Americas.

Former Chief Financial Officer of INV Metals Inc. (TSX: INV) a Canadian mineral resource company (2018 to 2021).

	Former Vice President, Finance and Vice President, Internal Audit, Kinross Gold Corporation (TSX: K) a senior gold mining company (2013 to 2018)	Director June 30, 2021
Henrik Lundin (3) (4) (5) Oslo Norway	Former Chairman and director of Gold Line Resources Ltd. (TSX-V: GLDL) a Canadian mineral exploration company (2020 - 2021).

Former Chief Operating Officer at TAG Oil Ltd.

	Director of Transition Energy Int. AB., a private Swedish company	Director June 30, 2021
Larry Okada (2) (4) British Columbia Canada	Former Chief Financial Officer of Africo Resources Ltd. (publicly traded (TSX: ARL) mining company) until July 2016.	Director June 11, 2013
Douglas Reed British Columbia Canada	Chief Financial Officer of the Company, July 2020 to present. Former Corporate Controller of EMX Royalty Corporation from August 2010 to June 2020.	Chief Financial Officer July 1, 2020

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held and Date of Appointment
Geoff Smith (3) (4) Ontario Canada	Current President and COO of Carbon Streaming Corporation, an ESG principled company offering investors exposure to carbon credits. Former Managing Director in Scotiabank's investment banking division	Director July 5, 2022
Michael Winn California United States of America	Executive Chairman of the Company, May 2012 to Present.
President of Seabord Capital Corp. (private consulting company).
President of Seabord Services Corp. (private management, administrative, and regulatory services company).
	Director and officer of various public resource companies.	Chairman May 23, 2012 Director November 24, 2003

1. The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.

2. Denotes member of the Audit Committee.

3. Denotes member of the Compensation Committee.

4. Denotes member of the Environmental Social and Governance Committee

5. Denotes member of the Nominating Committee

Each director's term of office expires at the next annual general meeting of EMX's shareholders.Shareholdings of Directors and Executive Officers

As at March 23, 2023, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,646,114 Common Shares representing approximately 5.1% of the outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

No current director or executive officer of EMX is, or within the ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including EMX), that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued:

  while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
  after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the best of EMX's knowledge, no director, executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

  is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including EMX) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
  has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of EMX, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and officers of EMX may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See "Development of Business - Risk Factors" for more details.

Audit Committee Information

Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110 Audit Committees of the Canadian Securities Administrators., is provided in Schedule A to this AIF.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

EMX has not been subject to any regulatory penalties or sanctions during the financial year, nor entered into any settlement agreements relating to securities legislation.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

EMX is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any director or executive officer of EMX, (ii) a person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of EMX's outstanding securities, and (iii) any associate or affiliate of any person or company referred to in either (i) or (ii) above, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect EMX or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for EMX is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

The material contracts of the Company entered into during the financial year ended December 31, 2022, or before such time that are still in effect, other than contracts entered into in the ordinary course of business:

1. Timok Royalties - as described above under "General Development of the Business" and "Mineral Properties"

a. Royalty Sale Agreement between the Company and Euromax Resources Ltd ("Euromax") for acquisition of Euromax's NSR royalty interests over the Timok Project dated June 7, 2013 for consideration of C$200,000 (the "Royalty Sale Agreement").

b. Agreement for assignment of the NSR royalty interests over the Timok Project to the Company between the Company and Euromax dated June 7, 2013 and entered into pursuant to the Royalty Sale Agreement.

c. Timok Royalty Agreement between Reservoir Capital Corp. and Euromax with respect to the NSR royalty interests over the Timok Project dated March 16, 2010.

2. SSR Acquisition - as described above under "General Development of the Business"

a. Royalty Purchase Agreement between the Company and SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") for acquisition of SSR's royalty portfolio dated July 29, 2021 for consideration of up to US$100,000,000, as amended and restated pursuant to the Amended and Restated Royalty Purchase Agreement between the Company and certain of its subsidiaries and SSR Mining and certain of its subsidiaries dated October 15, 2021.

3. Sprott Credit Facility - as described above under "General Development of the Business"

a. Sprott Credit Agreement between the Company and Sprott Private Resource Lending II (Collector), LP dated August 16, 2021, as amended January 24, 2022 in the amount of US$44,000,000.

4. Caserones Acquisition - as described above under "General Development of the Business" and "Mineral Properties"

a. The Share Purchase Agreements between the Company and certain Caserones vendors for acquisition of the vendors' share interest in the Caserones mine royalty dated August 19, 2021 and September 2, 2021 for consideration of US$34,100,000.

b. The Share Purchase Agreements between the Company and certain Caserones vendors for acquisition of the vendors' share interest in the Caserones mine royalty dated April 14, 2022 and May 12, 2022 for consideration of US$25,742,000.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
Davidson and Company LLP, Chartered Professional Accountants	Independent Auditors, Report of Independent Registered Public Accounting Firm dated March 27, 2023 for the consolidated financial statements as at and for the years ended December 31, 2022 and 2021.
Kevin Francis, SME Registered Member Mineral Resource Management LLC	Qualified Person and Author of the Timok Technical Report.

DAMA Engineering Inc.

Qualified Persons

  Mustafa ATALAY, M.Sc., CPG.

Senior Geologist, Dama Engineering

  Metin ALEMDAR, M.Sc., MIMMM

Senior Mining and Mineral Processing Engineer, Dama Engineering.

  Selim YILMAZ, M.Sc., MIMMM

Senior Mining and Mineral Processing Engineer, Dama Engineering.

  Arif Umutcan GELİŞEN, B.Sc., MIMMM

Senior Mining and Mineral Processing Engineer, Dama Engineering

Qualified Persons and Authors of the Gediktepe Technical Report.
Gregory W. Walker, SME RM. Consulting Geologist	Qualified Person and Author of the Caserones Technical Report.

Name	Description
Dr. Eric P. Jensen, CPG

Qualified Person and employee of the Company who has reviewed, verified, and approved the disclosure of the technical information contained in this AIF and the Company's Management Discussion and Analysis for the year ended December 31, 2022.

Michael P. Sheehan, CPG

Qualified Person and employee of the Company, who has reviewed, verified, and approved the disclosure of the technical information contained in this AIF and the Company's Management Discussion and Analysis for the year ended December 31, 2022.

Interests of Experts

Davidson and Company LLP has advised the Company that it is independent of the Company within the rules of professional conduct of the Chartered Professional Accountants of British Columbia; and within the meaning of the federal securities laws administered by the Securities and Exchange Commission and the Canadian Public Company Accounting Oversight Board Ethics and Independence Rules and Standards.

To the Company's knowledge, none of the experts named in the foregoing section (other than Eric Jensen and Michael Sheehan) had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company. Each of Eric Jensen and Michael Sheehan own less than 1% of the outstanding securities of the Company.

None of such experts (other than Eric Jensen and Michael Sheehan) nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company. Each of Eric Jensen and Michael Sheehan are employees of the Company.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal, is holders of the Company's securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Management's Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company's financial statements and Management's Discussion and Analysis for its most recently completed financial year, all of which are filed on SEDAR. See Schedules A and B for the Audit Committee's charter and particulars of related matters.

Other additional information related to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A

AUDIT COMMITTEE CHARTER

I. MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of EMX Royalty Corporation (together with its subsidiaries, the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the auditing of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to:

(a) monitor the quality and integrity of the Company's financial statements and other financial information;

(b) ensure the Company's financial statements and other publicly available information complies with legal and regulatory requirements;

(c) appoint, compensate, retain and oversee of the work of the Company's independent external auditor (the "Auditor"); and

(d) review the performance of the Company's internal accounting procedures.

II. STRUCTURE

A. Composition

The Committee shall be comprised of at least three directors of the Company, each of whom meets the independence, financial literacy and other requirements set out below.

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules, including the requirements of National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") and the Corporate Governance Rules of the New York Stock Exchange (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

No member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand financial statements of the nature and form issued by the Company.

At least one member of the Committee must be "financially sophisticated" in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K under the United States Securities Act of 1933, as amended) is presumed to qualify as financially sophisticated.

In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board following the Board's affirmative determination of such member's independence and shall serve until such member's successor is duly elected and qualified or until the earlier of (i) the end of the next annual general meeting of the Company's shareholders; (ii) the death of the member, or (iii) the resignation, disqualification or removal of the member. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

B. Chair

Unless the Board appoints a Chair of the Committee (the "Committee Chair"), the members of the Committee shall elect one member of the Committee as the Committee Chair by the majority vote of all of the members of the Committee. The Committee Chair shall call, set the agendas for, and chair all meetings of, the Committee.

C. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members of the Committee when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

D. Meetings and Quorum

(a) The Committee shall meet in person or by conference call as frequently as necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter.

(b) At each meeting, a quorum shall consist of a majority of members comprising the Committee.

(c) With the assistance of the Corporate Secretary of the Company, the Committee Chair shall be responsible for calling the meetings of the Committee, establishing meeting agendas with input from management and supervising the conduct of the meetings.

(d) Any member of the Committee, the Auditor, the Chairman of the Board or the Chief Financial Officer may also call a meeting by notifying the Company's Secretary who shall notify the members of the Committee.

(e) The Committee shall maintain minutes of its meetings, report regularly to the Board on its activities, and make recommendations to the Board as appropriate.

(f) The minutes of all meetings shall be recorded by the Corporate Secretary of the Company or such other person as appointed by the Committee Chair.

(g) The Committee shall meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

(h) The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Committee Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

(i) As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

(j) The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities. Further, the Committee may hold unscheduled or scheduled meetings at which only members who are independent directors are present.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its mandate as outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the mandate of the Committee as outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, books and records, managers, other staff and the Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to the Auditor or any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any independent counsel or other advisors employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

(a) Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

(b) Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

(c) Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

(d) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

(e) Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

(f) Review annually the performance of the Auditor and recommend to the Board either (i) to appoint a new Auditor or (ii) that the existing Auditor be re-elected.

(g) Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

i. constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

ii. were not recognized by the Company at the time of the engagement to be non- audit services; and

iii. are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

(h) Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

(i) Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

(j) Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

(k) Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

(l) Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

i. The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

ii. Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

iii. The qualifications and performance of the lead engagement partner to ensure that such partner has not served in that capacity for more than five fiscal periods and that the engagement team has the experience and competence to perform an appropriate audit.

Public Disclosure by the Company

(m) Review the Company's annual and quarterly financial statements, management discussion and analysis respecting earnings and provide the Committee's recommendation to the Board regarding this information.

(n) Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure, including any news releases, of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

(o) Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Related Party Business Transactions

(p) Review and approve related business party transactions if required under applicable AC Rules.

Manner of Carrying Out its Mandate

(q) Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(r) Request that any officer or employee of the Company or the Company's outside counsel or Auditor attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

(s) Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

(t) Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

(u) Make periodic reports to the Board as necessary or required.

(v) Review and reassess the performance of the Committee and the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

(w) Provide an open avenue of communication between the Auditor and the Board.

(x) Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

(y) Review the adequacy of the Company's internal accounting and disclosure systems and its financial auditing and accounting organization and systems.

C. Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D. Limitation of Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

E. Performance Evaluations

The Committee shall prepare and review with the Board an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this Charter. The performance evaluation shall also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Committee Chair or any other member of the Committee designated by the Committee to make the report.

F. Review of Charter

Each year, the Committee will review the need for changes in this Charter and recommend any proposed changes to the Board for approval.

III. MODIFICATION OR WAIVER

Any change in, or waiver of, this Charter must be reviewed and approved by the Board.

Any amendments or waivers of this Charter will be disclosed as required by applicable laws, rules or securities market regulations.

IV. PUBLIC DISCLOSURE OF CHARTER

This Charter will be included on the Company's website.

This Charter, as amended, was approved by the Board on February 23, 2023.

SCHEDULE B

AUDIT COMMITTEE MATTERS

Overview

The Audit Committee of the Board of Directors of EMX Royalty Corporation is principally responsible for

• recommending to the Board the external auditor to be nominated for election by the Company's shareholders at each annual general meeting and negotiating the compensation of such external auditor.

• overseeing the work of the external auditor.

• reviewing the Company's annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company.

• reviewing the Company's financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Composition of the Audit Committee

The Audit Committee consists of three directors all of whom are independent and financially literate. In addition, the Company's governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, all of whom are not officers or employees of the Company. The Audit Committee complies with these requirements.

The following table sets out the names of the members of the Audit Committee and whether they are 'independent' and 'financially literate'.

Name of Member	Independent (1)	Financially Literate (2)
Brian Bayley	Yes	Yes
Sunny Lowe	Yes	Yes
Larry Okada, Chair	Yes	Yes

(1) To be considered to be independent, a member of the Committee must not have any direct or indirect 'material relationship' with the Company. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.  an understanding of the accounting principles used by the Company to prepare its financial statements;

2.  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.  an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Brian Bayley	B.A. (Hon) - 1977 University of Victoria Victoria, BC M.B.A. - 1979 Queen's University Kingston, ON

Mr. Bayley is currently the Executive Chairman of Earlston Investments Corp., a private merchant bank.  Mr. Bayley is also presently, and has over the course of the last 35 years, served as president, director or other senior officer positions of numerous public companies who prepare financial statements similar to those prepared by EMX Royalty Corp. and has experience actively supervising one or more persons engaged in the preparation of financial statements.

Sunny Lowe

Chartered Professional Accountants of Ontario and British Columbia - 2001

M.B.A and B.B.A

Schulich School of Business, York University, ON 1999-2002

Chartered Professional Accountants of Canada

International Taxation, 2008 - 2010

Harvard Business School, Boston,  Massachusetts - 2012

Ms. Lowe brings over 20 years of capital markets, finance, and international accounting, tax and risk management experience mostly spent in the Mining Sector. Ms. Lowe is a Chartered Professional Accountant and holds an MBA from the Schulich School of Business at York University. She is currently the Chief Financial Officer of Solaris Resources Inc. Ms. Lowe was with INV Metals as Chief Financial Officer, at Kinross Gold Corporation, first as Vice President, Internal Audit & Enterprise Risk Management, and at Inmet Mining where she held leadership roles.

Name of Member	Education	Experience
Larry Okada

Member of Institute of Chartered Professional Accountants of British Columbia - 1976

Member of Institute of Chartered Professional Accountants of Alberta - 2000

Certified Public Accountant - Washington State - 2000

Mr. Okada has been in public accounting practice with Deloitte, PricewaterhouseCoopers LLP and his own firm for over 43 years. Majority of his clients have been public mining companies listed on the TSX-V. Mr. Okada is a director and Audit Committee Chair for Forum Energy Metals Corp (TSX-V: FMC), Santacruz Silver Mining Ltd (TSX: SCZ), and Neo Battery Metals Ltd. (TSX: NBM).

Complaints

The Audit Committee has established a "Whistleblower Policy" which outlines procedures for the confidential, anonymous submission by employees regarding the Company's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled "To be opened by the Chairman of the Audit Committee only."  Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The "Whistleblower Policy" is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110

Since the commencement of the Company's most recently completed financial year, the Company has not relied on any exemption from 52-110, in who or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B "Powers and Responsibilities - Performance & Completion by Auditor of its Work" of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) (C$)	Audit Related Fees (2) (C$)	Tax Fees (3) (C$)	All Other Fees (4) (C$)
December 31, 2021	230,000	78,500	Nil	Nil
December 31, 2022	290,000	105,500	Nil	7,000

(1) The aggregate fees billed by the Company's auditor for audit fees.

(2) The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.

(3) The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Company's corporate tax returns.

(4) The aggregate fees billed for professional services other than those listed in the other three columns.

Appendix A

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Argentina	Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Advanced Royalty
	M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Exploration
Australia, New South Wales	Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Exploration
Australia, Queensland	Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
Canada, British Columbia	E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Exploration
	Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassair Gold	Exploration
	Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp	Exploration
Canada, Manitoba	Tartan Lake	2.0% NSR	Precious Metals	Gold	Satori Resources	Advanced Royalty
Canada, Ontario	Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Bruce Lake-Camping Lake	1.5% NSR & other payments	Precious Metals	Gold	Prime Meridian	Exploration
	Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources	Exploration
	Dagny Lake	Other payments	Base Metals	Nickel-Copper-Gold	Balkan Mining	Exploration
	Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources	Exploration
	Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals	Exploration
	Dixie 17-18-19 - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold	Exploration
	Gerry Lake - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath	Exploration
	Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Cabin Bay North - Leo	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Canada, Ontario	Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	McDonough East	1.5% NSR & other payments	Precious Metals	Gold	Musk Metals	Exploration
	McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining	Exploration
	North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Rex Lake South	2% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Double O Seven	Exploration
	Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Pistol Bay	Exploration
	Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon	Exploration
	South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Swain Lake	1.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
Canada, Quebec	Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Exploration
	Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold	Exploration
Chile	Arrieros	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Block 4	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 3	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Caserones	0.7335% NSR	Base Metals	Copper-Molybdenum	JX Nippon	Producing Royalty

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Chile	Cerro Blanco	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Cerro Buenos Aires	1.0% NSR	Base Metals	Copper-Molybdenum-Gold-Silver	Pampa Metals Corp	Exploration
	Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Advanced Royalty
	Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Exploration
	Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Limbo	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp	Exploration
	Redono-Veronica	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd	Exploration
	T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Victoria Norte	2.0% NSR	Precious Metals	Gold-Silver / Copper-Molybdenum	Hochschild Mining PLC	Exploration
	Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp	Exploration
Finland	Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	Palladium One	Advanced Royalty
	Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources	Exploration
Haiti	Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Exploration
	Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
	La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
Mexico, Durango	El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Exploration
Mexico, Durango	San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold	Exploration

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Mexico, Sinaloa	San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Advanced Royalty
Norway	Bamble	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Bleikvassli	3% NSR & other payments	Base Metals	Zinc-Lead-Copper	Norra Metals Corp	Exploration
	Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp	Exploration
	Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Flat	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Meraker	3% NSR & other payments	Base Metals	Copper-Zinc-Gold	Norra Metals Corp	Exploration
	Mofjell - Mo-i-Rana	2.5% NSR, AAR's & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB	Exploration
	Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Sagvoll	2.5% NSR & other payments	Base Metals	Nickel-Copper	Minco Silver	Exploration
	Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Sulitjelma	2.5% NSR & other payments	Base Metals	Zinc-Copper	Minco Silver	Exploration
	Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
Peru	Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Advanced Royalty
Serbia	Jasikovo East - Durlan Potok	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Exploration
	Timok - (Brestovac West license	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining	Exploration
	Timok - Cukaru Peki	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Producing Royalty
Sweden	Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Faboliden Norra	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Fiskeltrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp	Exploration
	Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Sweden	Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kukasjarvi	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Mjovattnet	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Njuggtraskliden	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Nottrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Skogstrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Viscaria	1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Advanced Royalty
	Vuostok	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
Turkey	Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Advanced Royalty
	Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Producing Royalty
	Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Producing Royalty
	Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Advanced Royalty
	Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Advanced Royalty
USA, Alaska	64 North - Goodpaster - West Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - South Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Shaw	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Eagle	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - LMS	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Alaska	64 North - Goodpaster - Last Chance	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - East Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Divide	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Chisna	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
USA, Arizona	Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
	Copper Springs	2% production and other payments	Base Metals	Copper	South32	Exploration
	Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32	Exploration
	Jasper Canyon	2% production and other payments	Base Metals	Copper	South32	Exploration
	Malone	2% production and other payments	Base Metals	Copper	South32	Exploration
	Mesa Well	2% production and other payments	Base Metals	Copper	Intrepid Metals	Exploration
	Parks Salyer	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	Advanced Royalty
	Red Top	2.5% NSR/AMR & Milestone Payments	Base Metals	Copper	Zacapa Resources	Exploration
	Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
USA, Idaho	Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources	Exploration
	Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corp	Exploration
USA, Nevada	Awakening	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Bottle Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Brooks	4% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	Cathedral Well	2.5% NSR	Precious Metals	Gold	Gold Royalties Corp	Exploration
	Gold Bar South - Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	Producing Royalty
	Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	Producing Royalty
	Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc	Exploration
	Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery	Exploration
	Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Gold Corp	Exploration

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Nevada	Selena	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp	Exploration
	South Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Speed Goat	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals	Exploration
USA, Oregon	Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	Exploration
USA, Utah	Copper Warrior	2.0% NSR	Base Metals	Copper	Warrior Metals Inc	Exploration
	Ophir	2.0% NSR	Base Metals	Copper	Kennecott Exploration Co	Exploration

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.

Appendix B

Summary of Mineral Reserve Estimates for Royalty Assets as of March 2023

The following Mineral Reserves have been estimated in accordance with CIM guidelines or acceptable foreign codes, including the JORC Code and the PERC Code. Contained metal does not account for recovery losses. The current Mineral Reserves in the following tables represent the most recent publicly disclosed figures by the operators of the royalty assets in which EMX has an interest. Rows and columns may not add up due to rounding. Please refer to 'Notes' for additional information on each asset.

GOLD
		Proven (P)			Probable (P)			P+P
Current Reserves	Notes	Tonnes (Kt)	Au (g/t)	Au (Koz)	Tonnes (Kt)	Au (g/t)	Au (Koz)	Au (Koz)
Timok UZ	1				27,121	2.06	1,792	1,792
Leeville	2	Not available			Not available
Gold Bar South	3				1,900	1.05	66	66

SILVER
		Proven (P)			Probable (P)			P+P
Current Reserves	Notes	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Ag (Koz)
Balya	4	Not available			Not available

COPPER
		Proven (P)			Probable (P)			P+P
Current Reserves	Notes	Tonnes (Kt)	Cu %	Cu (Kt)	Tonnes (Kt)	Cu %	Cu (Kt)	Cu (Kt)
Timok UZ	1				27,121	3.25	882	882

ZINC
		Proven (P)			Probable (P)			P+P
Current Reserves	Notes	Tonnes (Kt)	Zn %	Zn (Kt)	Tonne s (Kt)	Zn %	Zn (Kt)	Zn (Kt)
Balya	4	Not available			Not available

LEAD
		Proven (P)			Probable (P)			P+P
Current Reserves	Notes	Tonnes (Kt)	Pb %	Pb (Kt)	Tonnes (Kt)	Pb %	Pb (Kt)	Pb (Kt)
Balya	4	Not available			Not available

1. Timok is considered by EMX to be a material property for the purposes of NI 43-101. EMX has filed an Amended and Restated Technical Report prepared by Mineral Resource Management LLC dated March 25, 2022 titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" which has an effective date of December 31, 2020. The Technical Report restates the Mineral Reserve estimate reported by Zijin for Timok Project's Upper Zone Mineral Reserve estimate as reported in Zijin's 2020 Annual Report issued on April 28, 2021, which estimate was verified and conformed to the requirements of NI 43-101. That estimate is materially the same as originally stated by previous operator and former reporting issuer, Nevsun Resources Ltd., in its Technical Report dated August 7, 2018 titled "NI 43-101 Technical Report - Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone" which has an effective date of June 19, 2018 and filed on SEDAR. The Mineral Reserve estimate reported by Zijin has been conformed to the requirements of NI 43-101.

Contained metal as thousands of metric tonnes calculated by EMX's Qualified Person under NI 43-101.

The Company is aware that Zijin's 2021 Annual Report, published in May 2022 and which can be found in the public domain, included year-end 2021 reserve statements for the Timok Upper and Lower Zones. However, the Company cautions that these reserve statements do not meet CIM guidelines or NI 43-101 reporting standards and should not be relied upon.

2. Leeville reserve estimates are not available from operator Nevada Gold Mines LLC.

3. Gold Bar South reserve estimate accessed from McEwen Mining Inc.'s web site on March 20, 2022 https://www.mcewenmining.com/operations/reserves-and-resources/default.aspx and referenced from McEwen's Technical Report dated February 22, 2021 titled "Gold Bar Project Form 43-101F1 Technical Report Feasibility Study Eureka County, Nevada" which has an effective date of January 7, 2021 and been filed on SEDAR.

4. Balya in-house reserve estimate by private Turkish company Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. does not meet NI 43-101 disclosure requirements.

Summary of Historical Estimates of Reserves for Royalty Assets March 2023

The historical estimates of reserves summarized in the following tables are relevant in that they provide context for the quantities and grades of mineralization as currently known to EMX. The historical estimates are relevant and reliable for providing this context. There are no more recent estimates or data available to EMX, unless otherwise noted. A Qualified Person has not done sufficient work to classify the historical estimates as current Mineral Reserves and EMX is not treating the historical estimates as current Mineral Reserves. Compilation, review, and verification of geological, engineering, metallurgical, and other relevant data, as well as independent field assessment and sampling will be needed to establish the historical estimates as current Mineral Reserves.

Contained metal does not account for recovery losses. The historical estimates of reserves reflect the most recent publicly disclosed figures for the royalty assets in which EMX has an interest. Rows and columns may not add up due to rounding. Unless otherwise noted, the historical estimates use reserve categories of proven and probable as set out in section 1.3 of NI 43-101. Please refer to 'Notes' for additional information on each asset.

GOLD
		Proven (P)			Probable (P)			P+P
Historical Reserves	Notes	Tonnes (Kt)	Au g/t	Au (Koz)	Tonnes (Kt)	Au g/t	Au (Koz)	Au (Koz)
Gediktepe (oxide)	1				2,755	2.34	207	207
Gediktepe (sulfide)	1	3,620	0.68	79	14,960	0.89	429	509
Yenipazar	2				29,170	0.88	825	825

SILVER
		Proven (P)			Probable (P)			P+P
Historical Reserves	Notes	Tonnes (Kt)	Ag g/t	Ag (Koz)	Tonnes (Kt)	Agg/t	Ag (Koz)	Ag (Koz)
Gediktepe (oxide)	1				2,755	56.7	5,020	5,020
Gediktepe (sulfide)	1	3,620	26.7	3,105	14,960	33.1	15,903	19,008
Yenipazar	2				29,170	29.4	27,572	27,572

COPPER & MOLYBDENUM

Historical Reserves*	Notes	Tonnes (Kt)	Cu Total %	Cu (Kt)	Mo %	Mo (Kt)
Caserones (Minerals to Dump Leach)	3	288,000	0.24	691
Caserones (Minerals to Concentrator (Sulfides))	3	604,000	0.37	2,235	0.0139	84

                    *Historical reserves not reported as Proven and Probable per section 1.3 of NI 43-101. See Note 3.

COPPER
		Proven (P)			Probable (P)			P+P
Historical Reserves	Notes	Tonnes Kt	Cu %	Cu Kt	Tonnes (Kt)	Cu %	Cu (Kt)	Cu (Kt)
Gediktepe (sulfide)	1	3,620	1.03	37	14,960	0.89	133	170
Yenipazar	2				29,170	0.30	88	88

ZINC
		Proven (P)			Probable (P)			P+P
Historical Reserves	Notes	Tonnes (Kt)	Zn %	Zn (Kt)	Tonnes (Kt)	Zn %	Zn (Kt)	Zn (Kt)
Gediktepe (sulfide)	1	3,620	1.93	70	14,960	1.99	298	368
Yenipazar	2				29,170	1.40	408	408

LEAD
		Proven (P)			Probable (P)			P+P
Historical Reserves	Notes	Tonnes (Kt)	Pb %	Pb (Kt)	Tonnes (Kt)	Pb %	Pb (Kt)	Pb (Kt)
Yenipazar	2				29,170	0.95	277	277

1. Gediktepe is considered by EMX to be a material property for the purposes of NI 43-101. EMX filed a Technical Report dated March 21, 2022 prepared by DAMA Engineering Inc. titled "Gediktepe Project - Balıkesir Province, Turkey NI 43-101 Royalty Technical Report" which has an effective date of February 1, 2022. The Technical Report includes the Gediktepe historical estimates referenced from Technical Report dated April 3, 2019 and filed on SEDAR by Alacer Gold Corp. (formerly a reporting issuer in Canada) titled "Gediktepe 2019 Prefeasibility Study" which has an effective date of March 26, 2019. Basic assumptions for the historical estimate include: (a) reported using NSR based on metal prices of $1,300/oz Au, $18.5/oz Ag, $3.30/lb Cu, and $1.28/lb Zn, metal recoveries according to mineralization type, smelter terms for treatment and refining charges and transport including ocean freight for sulfide concentrates, (b) cut-offs applied were oxide $20.67/t and sulfide $17.74/t, (c) enriched mineralization with a Cu/Zn grade ratio < 0.75 considered as waste, and (d) includes mining losses and grade dilution not reported in the historical resource. The historical estimate should not be relied on until verified by a Qualified Person.

2. Yenipazar historical estimates are sourced from Technical Report dated May 23, 2014 filed on SEDAR by Aldridge Minerals Inc. (formerly a reporting issuer in Canada) titled "NI 43-101 Technical Report on the Yenipazar Optimization Study, Yozgat Province, Turkey" which has an effective date of April 15, 2014. Aldridge is now a privately held Turkish subsidiary of British Virgin Islands domiciled Virtus Mining Ltd. Basic assumptions for the historical estimate include: (a) open pit optimisation based upon the Lerchs-Grossman algorithm in CAE NPV Scheduler, (b) applied to resource blocks using mining, processing and G&A costs, pit slope criteria, and NSR block values, (c) Inferred resources considered as waste, (d) optimised open-pit shell used as basis for pit design, (e) estimated in-pit tonnage contained within the operational pit that meets or exceeds the cut-off criteria and subsequently applied the ore criteria (mining losses and dilution) to that tonnage, (f) NSR cutoffs of US $17/t for oxide and US $20/t for copper enriched and sulphide mineralization. The historical estimate should not be relied on until verified by a Qualified Person.

Virtus' in-house Yenipazar 2019 Optimization Study Update Report (July 30, 2019) was based upon the historical estimates from Aldridge's 2014 Technical Report. There were no changes to the reported historical reserves. The Virtus report does not meet NI 43-101 disclosure standards.

Contained metal as thousands of troy ounces and thousands of metric tonnes calculated by EMX's Qualified Person under NI 43-101.

3. Caserones is considered by EMX to be a material property for the purposes of NI 43-101. EMX filed a Technical Report dated March 1, 2022 titled "NI 43-101 Technical Report - Caserones Copper-Molybdenum Mine Royalty Region III, Chile" which has an effective date of February 28, 2022 and was prepared by independent Qualified Person Gregory Walker, RM SME. The Technical Report includes the Caserones historical estimate reported by JX Nippon Mining and Metals in its 2020 Annual Report dated May 31, 2021. The historical estimate uses categories other than the ones set out in section 1.3 of NI 43-101. This includes reporting "reserves" as "Minerals to Concentrator (Sulfides)" material in terms of tonnes, total copper (CuT %), and molybdenum (Mo ppm) and "Minerals to Dump Leach (Leachables)" material in terms of tonnes and total copper (CuT %), which are processed via conventional concentrator plant or leaching SX-EW leaching, respectively. The tonnes and grades of the "reserves" material are consistent with JX Nippon's forecast production over the projected life of mine (i.e., 17 years at year-end 2020). EMX's Qualified Person under NI 43-101 considers that the total material reported for each material type is equivalent to combined Proven and Probable Mineral Reserves. In its 2020 Annual Report, JX Nippon does not provide the detailed assumptions for the estimation of its reported "reserves" but does state

'Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's mining properties'.

JX Nippon also states

'The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth, and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.'

JX Nippon also reports "CuS %" for the "Minerals to Concentrator (Sulfides)" material and "Minerals to Dump Leach (Leachables)" material as described in EMX's March 1, 2022 Technical Report and in this AIF.

The historical estimate should not be relied on until verified by a Qualified Person.

Contained metal as thousands of metric tonnes calculated by EMX's Qualified Person under NI 43-101.

The Company is aware that JX Nippon's Annual Report from May 2022, which can be found in the public domain, included a year-end 2021 reserve statement for Caserones. The Company cautions that this reserve statement does not meet CIM guidelines or NI 43-101 reporting standards and should not be relied upon.

Summary of Mineral Resource Estimates for Royalty Assets March 2023

The following Mineral Resources have been estimated in accordance with CIM guidelines or acceptable foreign codes, including the JORC Code and PERC Code. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Unless otherwise noted, Mineral Resources were reported by the operator inclusive of Mineral Reserves. Contained metal does not take into account recovery losses. The Mineral Resources in the following tables represent the most recent publicly disclosed figures by the operators of the royalty assets in which EMX has an interest. Please refer to 'Notes' for additional information on each asset.

GOLD
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Au (g/t)	Au (Koz)	Tonnes (Kt)	Au (g/t)	Au (Koz)	Au (Koz)	Tonnes (Kt)	Au (g/t)	Au (Koz)
Timok UZ	1	2,200	5.7	400	26,600	2.1	1,800	2,200	13,900	0.90	420
Timok LZ	1								1,659,000	0.18	9,600
Leeville	2	Not available			Not available				Not available
Gold Bar South	3				2,300	0.99	74	74	300	1.06	11
Diablillos	4	19,336	0.88	544.4	31,978	0.73	751.9	1,297	2,216	0.51	36.5
Kaukua	5				38,200	0.07	84	84	30,800	0.08	75
Viscaria (tailings)*	6	12,544	0.06	24.2	164	0.05	0.3	24.5
Akarca	7	Not available			Not available				Not available
Sisorta	8	Not available			Not available				Not available

SILVER
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)
Diablillos	4	19,336	98	60,634	31,978	47	48,737	109,370	2,216	30	2,114
Viscaria (tailings)*	6	12,544	0.88	355	164	0.45	2	357
Akarca	7	Not available			Not available				Not available
Balya	9	Not available			Not available				Not available

COPPER
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Cu %	Cu (Kt)	Tonnes (Kt)	Cu %	Cu (Kt)	Cu (Kt)	Tonnes (Kt)	Cu %	Cu (Kt)
Timok UZ	1	2,200	8.6	190	26,600	3.3	870	1,050	13,900	1.60	230
Timok LZ	1								1,659,000	0.86	14,300
Viscaria (A, B, & D)	6	14,560	1.70	242	20,520	1.16	240	482	22,190	0.90	194
Viscaria (tailings)*	6	12,544	0.27	34	164	0.17	0.3	34
Kaukua	5				38,200	0.13	49.9	49.9	30,800	0.14	43.8
Parks-Salyer**	10								130,271	1.015	1,323

ZINC
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Zn %	Zn (Kt)	Tonnes (Kt)	Zn %	Zn (Kt)	Zn (Kt)	Tonnes (Kt)	Zn %	Zn (Kt)
Viscaria (tailings)*	6	12,544	0.24	30	164	0.19	0.3	31
Balya	9	Not available			Not available				Not available

LEAD
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Pb %	Pb (Kt)	Tonnes (Kt)	Pb %	Pb (Kt)	Pb (Kt)	Tonnes (Kt)	Pb %	Pb (Kt)
Balya	9	Not available			Not available				Not available

IRON
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Fe %	Fe (Kt)	Tonnes (Kt)	Fe %	Fe (Kt)	Fe (Kt)	Tonnes (Kt)	Fe %	Fe (Kt)
Viscaria (A, B, & D)	6				11,710	28.4	3,321	3,321	4,300	30.2	1,298

COBALT
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Co ppm	Co (Kt)	Tonnes (Kt)	Co ppm	Co (Kt)	Co (Kt)	Tonnes (Kt)	Co ppm	Co (Kt)
Viscaria (tailings)*	6	12,544	145	1.82	164	146.0	0.02	1.84

PALLADIUM
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Pd g/t	Pd Koz	Tonnes (Kt)	Pd g/t	Pd Koz	Pd Koz	Tonnes (Kt)	Pd g/t	Pd Koz
Kaukua	5				38,200	0.61	744	744	30,800	0.52	516

PLATINUM
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Pt g/t	Pt Koz	Tonnes (Kt)	Pt g/t	Pt Koz	Pt Koz	Tonnes (Kt)	Pt g/t	Pt Koz
Kaukua	5				38,200	0.22	264	264	30,800	0.2	197

NICKEL
		Measured (M)			Indicated (I)			M+I	Inferred
Current Resources	Notes	Tonnes (Kt)	Ni%	Ni (Kt)	Tonnes (Kt)	Ni %	Ni (Kt)	Ni Koz	Tonnes (Kt)	Ni %	Ni (Kt)
Kaukua	5				38,200	0.11	41.5	41.5	30,800	0.14	42.6

*Approximately 33% of the Viscaria (tailings) Mineral Resources are covered by EMX's royalty.

**Approximately 25% of the Parks-Salyer project's Mineral Resources are covered by EMX's royalty.

1. Timok is considered by EMX to be a material property for the purposes of NI 43-101. EMX filed an Amended and Restated Technical Report dated March 25, 2022 titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" which has an effective date of December 31, 2020 prepared by Mineral Resource Management LLC. The Technical Report restates, as required by NI 43-101, the Mineral Resource estimate reported by Zijin for Timok Project's Upper Zone Mineral Resource and Lower Zone Mineral Resource in Zijin's 2020 Annual Report issued on April 28, 2021, which estimate was verified and conformed to the requirements of NI 43-101. The estimates are materially the same as originally stated by previous operator and former reporting issuer, Nevsun Resources Ltd., in its Technical Report dated August 7, 2018 titled "NI 43-101 Technical Report - Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone" which has an effective date of June 19, 2018 and was filed on SEDAR.  The Mineral Resource estimate reported by Zijin has been conformed to the requirements of NI 43-101.

The Company is aware that Zijin's 2021 Annual Report, published in May 2022 and which can be found in the public domain, included year-end 2021 resource statements for the Timok Upper and Lower Zones. However, the Company cautions that these resource statements do not meet CIM guidelines or NI 43-101 reporting standards and should not be relied upon.

2. Leeville resource estimate not available from operator Nevada Gold Mines LLC.

3. Gold Bar South Mineral Resource estimate accessed from McEwen Mining Inc.'s web site on March 20, 2022 https://www.mcewenmining.com/operations/reserves-and-resources/default.aspx and referenced from McEwen's Technical Report dated February 22, 2021 titled "Gold Bar Project Form 43-101F1 Technical Report Feasibility Study Eureka County, Nevada" which has an effective date of January 7, 2021 and was filed on SEDAR.

4. Diablillos Mineral Resource estimate referenced from AbraSilver Resources Corp.'s report filed on SEDAR titled "NI 43-101 Technical Report Mineral Resource Estimate Diablillos Project" with effective and report dates of October 31, 2022 and November 28, 2022 respectively.

5. Kaukua Mineral Resource estimate referenced from Palladium One's Technical Report dated May 27, 2022 titled "Technical Report Deposition the Läntinen Koillismaa Project, Finland Report for NI 43-101" which has an effective date of April 25, 2022 and been filed on SEDAR. Contained metal originally reported in terms of palladium equivalent (Pd Eq).

Contained metal as thousands of troy ounces and thousands of metric tonnes calculated by EMX's Qualified Person under NI 43-101.

6. Viscaria resource estimates (JORC Code and PERC Code) accessed from Copperstone Resources AB web site on March 20, 2022 https://copperstone.se/en_gb/mineral-resources/ and technical reports from November 2020 ("Mineral resource inventory report - Viscaria D zone"), and February, 2022 ("Mineral Resource Estimate, Viscaria Tailings Facility"). Resource categories for the A, B, and D zones summed for tonnes and contained metal, with EMX's Qualified Person under NI 43-101 calculating the weighted average grades.

Contained metal as thousands of troy ounces and thousands of metric tonnes calculated by EMX's Qualified Person under NI 43-101.

EMX's royalty does not cover all estimated Mineral Resources for the Viscaria tailings facility. EMX's Qualified Person under NI 43-101 has made an estimate that the royalty covers approximately 33% of the Mineral Resource for the tailings facility.

7. Akarca in-house resource estimate by private Turkish company Çiftay İnşaat Taahhüt ve Ticaret A.Ş.  does not meet NI 43-101 disclosure requirements.

8. Sisorta in-house resource estimate by private Turkish company Bahar Madencilik Sinayi ve Ticaret Ltd Sti does not meet NI 43-101 disclosure requirements.

9. Balya in-house resource estimate by private Turkish company Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. do not meet NI 43-101 disclosure requirements.

10. Parks-Salyer Mineral Resource estimate referenced from Arizona Sornoran's news release dated September 28, 2022 and report titled "Parks/Salyer NI 43-101 Compliant Mineral Resource Estimate and Technical Report" with an effective date of September 26, 2022 and dated November 10, 2022 which has been filed on SEDAR.

Summary of Historical Estimates of Resources for Royalty Assets March 2023

The historical estimates of resources summarized in the following tables are relevant in that they provide context for the quantities and grades of mineralization as currently known to EMX. The historical estimates are relevant and reliable for providing this context. There are no more recent estimates or data available to EMX, unless otherwise noted. A Qualified Person has not done sufficient work to classify the historical estimates as current Mineral Resources and EMX is not treating the historical estimates as current Mineral Resources. Compilation, review, and verification of geological, engineering, metallurgical, and other relevant data, as well as independent field assessment and sampling will be needed to establish the historical estimates as current Mineral Resources.

Contained metal does not take into account recovery losses. The historical estimates of resources reflect the most recent publicly disclosed figures for the royalty assets in which EMX has an interest. Rows and columns may not add up due to rounding. Unless otherwise noted, the historical estimates use resource categories of measured, indicated and inferred as set out in section 1.2 of NI 43-101. Please refer to 'Notes' for additional information on each asset.

GOLD
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Resources	Notes	Tonnes (Kt)	Au (g/t)	Au (Koz)	Tonnes (Kt)	Au (g/t)	Au (Koz)	Au (Koz)	Tonnes (Kt)	Au (g/t)	Au (Koz)
Gediktepe	1	3,999	0.67	86	26,217	0.94	792	878	2,981	0.54	51
Yenipazar	2				29,669	0.95	906	906	369	0.47	6
Challacollo	3				6,640	0.27	58	58	2,803	0.17	15
Tartan Lake	7				1,180	6.32	240	240	240	4.89	37

SILVER
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Resources	Notes	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)
Yenipazar	2				29,669	31.3	29,856	29,856	369	25.5	303
Challacollo	3				6,640	165	35,150	35,150	2,803	124	11,144
Berenguela	4	7,710	104	25,700	28,200	80	73,000	98,725	9,970	88	28,200
San Marcial	6				7,609	117	29,000	29,000	3,390	91	10,000

COPPER
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Resources	Notes	Tonnes (Kt)	Cu %	Cu (Kt)	Tonnes (Kt)	Cu %	Cu (Kt)	Cu (Kt)	Tonnes (Kt)	Cu %	Cu (Kt)
Caserones	5	Not available			Not available				Not available
Gediktepe	1	3,999	1.01	40	26,217	0.78	203	243	2,981	0.76	23
Yenipazar	2				29,669	0.31	93	93	369	0.18	0.7
Berenguela	4	7,710	0.99	76	28,200	0.73	207	283	9,970	0.67	67

MOLYBDENUM
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Resources	Notes	Tonnes (Kt)	Mo %	Mo (Kt)	Tonnes (Kt)	Mo %	Mo (Kt)	Mo (Kt)	Tonnes (Kt)	Mo %	Mo (Kt)
Caserones	5	Not available			Not available				Not available

ZINC
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Resources	Notes	Tonnes (Kt)	Zn %	Zn (Kt)	Tonnes (Kt)	Zn %	Zn (Kt)	Zn (Kt)	Tonnes (Kt)	Zn %	Zn (Kt)
Gediktepe	1	3,999	1.83	73	26,217	1.53	402	475	2,981	1.16	34
Yenipazar	2				29,669	1.47	436	436	369	1.89	7.0
Berenguela	4	7,710	0.34	26	28,200	0.30	85	111	9,970	0.20	20.0
San Marcial	6				7,609	0.5	39	39	3,390	0.35	12

LEAD
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Resources	Notes	Tonnes (Kt)	Pb %	Pb (Kt)	Tonnes (Kt)	Pb %	Pb (Kt)	Pb (Kt)	Tonnes (Kt)	Pb %	Pb (Kt)
Yenipazar	2				29,669	1.01	299	299	369	0.94	3.5
San Marcial	6				7,609	0.3	24	24	3,390	0.1	3.6

1. Gediktepe is considered by EMX to be a material property for the purposes of NI 43-101. EMX filed a Technical Report dated March 21, 2022 titled "Gediktepe Project - Balıkesir Province, Turkey NI 43-101 Royalty Technical Report" which has an effective date of February 1, 2022 and was prepared by DAMA Engineering Inc. The Technical Report includes the Gediktepe historical resource estimates referenced from Technical Report filed by Alacer Gold Corp. (formerly a reporting issuer in Canada) on SEDAR dated April 3, 2019 titled "Gediktepe 2019 Prefeasibility Study" which has an effective date of March 26, 2019. Basic assumptions for the historical estimate include: (a) open pit constrained, (b) estimated within geologic domains by ordinary kriging or inverse distance, (c) reported at NSR cut-offs of $20.72/t for oxide and $17.79/t for sulfide using mineral reserve metal prices x 1.14 (+14%) and metal recoveries according to mineralization type. The historical estimate should not be relied on until verified by a Qualified Person.

2. Yenipazar historical estimate is sourced from Technical Report filed on SEDAR by Aldridge Minerals Inc. (formerly a reporting issuer in Canada) dated May 23, 2014 titled "NI 43-101 Technical Report on the Yenipazar Optimization Study, Yozgat Province, Turkey" which has an effective date of April 15, 2014. Aldridge is now a privately held Turkish subsidiary of British Virgin Islands domiciled Virtus Mining Ltd. Basic assumptions for the historical estimate include: (a) open pit constrained, (b) Ordinary Krige block model, and (c)  reported at NSR cutoffs of USD 15/t for sulphides, USD 12/t for oxides, and USD 15/t for zones of Cu-enrichment based upon variable costs and recoveries by material type and metal prices of Cu USD 2.90/lb, Pb USD 0.95/lb, Zn USD 0.90/lb, Au USD 1,250/oz and Ag USD 20/oz. The historical estimate should not be relied on until verified by a Qualified Person.

Virtus Mining's in-house Yenipazar 2019 Optimization Study Update Report (July 30, 2019) was based upon the historical estimates from Aldridge's 2014 Technical Report. The Virtus report does not meet NI 43-101 disclosure requirements.

Contained metal as thousands of troy ounces and thousands of metric tonnes calculated by EMX's Qualified Person under NI 43-101.

3. Challacollo historical resource estimate referenced is sourced from Aftermath Silver Ltd.'s Technical Report dated February 15, 2021 titled "Technical Report Challacollo Silver-Gold Mineral Resource Estimate" which has an effective date of December 15, 2020 and been filed on SEDAR. Basic assumptions for the historical estimate include: (a) open pit and underground constrained, (b) Ordinary Kriging and Inverse Distance (squared) block models, and (c) reported at an open pit cutoff of 35 g/t AgEq and an underground cutoff of 93 g/t AgEq. Silver equivalent ("AgEq") calculated as AgEq (g/t) = Ag (g/t) + 57.065 *Au (g/t) based upon US$20/oz Ag with recovery of 92% Ag and US$1,400/oz Au with recovery of 75%. The historical estimate should not be relied on until verified by a Qualified Person.

4. Berenguela JORC (2012) historical resource estimate is sourced from AfterMath Silver's web site on March 20, 2022 https://aftermathsilver.com/projects/berenguela/historic-mineral-resource/ and Valor Resources Limited's (ASX listed Valor was a predecessor project operator) news release dated January 30, 2018. Basic assumptions for the historical estimate include: (a) grade shell constrained Ordinary Krige block model and (b) reporting cutoff of 0.5% CuEq. Copper equivalent (CuEq) calculated with Cu price of US$7202/tonne and recovery of 85%, Ag price of US$17.23/oz and recovery of 50%, and Zn price of US$3,377/tonne and recovery of 80%. The historical estimate should not be relied on until verified by a Qualified Person.

Contained metal as thousands of troy ounces and thousands of metric tonnes calculated by EMX's Qualified Person under NI 43-101.

5. Caserones is considered by EMX to be a material property for the purposes of NI 43-101. EMX filed a Technical Report dated March 1, 2022 titled "NI 43-101 Technical Report - Caserones Copper-Molybdenum Mine Royalty Region III, Chile" with an effective date of February 28, 2022  and was prepared by independent Qualified Person Gregory Walker, RM SME. The Caserones historical estimate for resources is not available from operator JX Nippon Mining and Metals.

6. San Marcial historical estimate is sourced from Goldplay Exploration Ltd's (TSX-V listed Goldplay was the predecessor project operator) report titled "San Marcial Project Resource Estimation and Technical Report" dated June 10, 2020 and with an effective date of March 18, 2019.  Basic assumptions for the historical estimate include: (a) mineralized domains created from a combination of logged geology and assay grades, (b) wire framed domains were used to constrain block model ordinary kriging interpolation utilizing dynamic anisotropy, (c) the resulting block model was reported at a 30 g/t AgEq cutoff within an optimized pit shell. Silver equivalent (AgEq) was calculated with an Ag price of US$18.50/oz and recovery of 85%, Pb price of US$0.95/lb and recovery of 95%, and Zn price of US$1.10/lb and recovery of 80%. Beneath the open pit underground resources were reported at a AgEq cutoff of 80 g/t. The historical estimate should not be relied on until verified by a Qualified Person.

7. Tartan Lake historical estimate is sourced from Satori Resources report titled "Tartan Lake Project Technical Report, Manitoba, Canada" dated April 5, 2017 and with an effective date of February 20, 2017. Basic assumptions for the historical estimate include: (a) wire framed grade shells were used to constrain block model inverse distance squared, (b) the resulting block model was reported at an underground 3.0 g/t Au cutoff within the mineralized domains. The historical estimate should not be relied on until verified by a Qualified Person.

Technical and Third Party Information. Except where stated otherwise, reserve and resource (either current or historical) disclosure relating to properties and operations on the properties in which EMX holds a royalty interest is based on the most recent information publicly disclosed by the relevant (either current or historical) owners or operators of these properties and information available in the public domain. None of this information has been independently verified by EMX.

As a royalty holder, EMX frequently has limited, if any, access to properties included in its royalty asset portfolio. Additionally, EMX may from time to time receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. EMX is dependent on operators of the properties and their qualified persons for information, or on publicly available information, to prepare disclosure pertaining to properties and operations on the properties for which EMX holds royalty interests. EMX generally has limited or no ability to independently verify such information. Although EMX does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.

US Investors. This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource and reserve estimates have been prepared by the owners or operators of the properties (as and to the extent indicated by them) in accordance with NI 43-101 and CIM. Also see "Cautionary Note to US Investors Regarding Mineral Reserve and Resource Estimates" at the front of this AIF.

Reconciliation to CIM Definitions. EMX has disclosed resource estimates covering properties related to royalty assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions, but instead have been prepared in reliance upon the JORC Code or PERC Code. Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. In each case, the mineral resources reported are based on estimates previously disclosed by the relevant (current or historical) property owner or operator, without reference to the underlying data used to generate the estimates. Accordingly, EMX is not able to reconcile the resource and reserve estimates prepared in reliance on an Acceptable Foreign Code with that of CIM definitions.

Historical Estimates. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101, or an historical estimate made prior to EMX's gaining an interest in a property, to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the Summaries for EMX's Royalty Assets of Mineral Reserves, Historical Mineral Reserves, Mineral Resources, and Historical Mineral Resources.